The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not prermitted.

                                                Filed Pursuant to Rule 424(b)(5)
                             Subject to Completion    Registration No. 333-82612
             Preliminary Prospectus Supplement dated March 18, 2002

PROSPECTUS SUPPLEMENT
(To prospectus dated March 18, 2002)

                            6,500,000 Common Shares

                                     [LOGO]

                            ------------------------

    Arch Capital Group Ltd. is selling all of the common shares in this offering. The common shares are quoted on the Nasdaq National Market under the symbol "ACGL." On March 15, 2002, the last quoted price of the common shares as reported on the Nasdaq National Market was $27.27 per share.

    Investing in our common shares involves risks that are described in the "Risk Factors" section beginning on page S-8 of this prospectus supplement.

                             ---------------------

                                                              Per Share    Total
                                                              ---------    -----
Public offering price.......................................     $           $
Underwriting discount.......................................     $           $
Proceeds, before expenses, to ACGL..........................     $           $

    The underwriters may also purchase up to an additional 975,000 common shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The common shares will be ready for delivery on or about       , 2002.

                            ------------------------

                      JOINT LEAD MANAGERS AND BOOKRUNNERS

Credit Suisse First Boston                                   Merrill Lynch & Co.
                                ---------------

Goldman, Sachs & Co.                                        Salomon Smith Barney
                                ---------------

         The date of this prospectus supplement is              , 2002.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Prospectus Supplement Summary...............................     S-1
Risk Factors................................................     S-8
Use of Proceeds.............................................    S-18
Price Range of Common Shares................................    S-19
Dividend Policy.............................................    S-19
Capitalization..............................................    S-20
Selected Historical Consolidated Financial and Operating
  Data......................................................    S-22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-23
Business....................................................    S-35
Management..................................................    S-51
The Capital Infusion........................................    S-54
Security Ownership of Certain Beneficial Owners and
  Management................................................    S-65
Description of Share Capital................................    S-72
Material U.S. Federal Income Tax Considerations.............    S-81
Underwriting................................................    S-88
Notice to Canadian Residents................................    S-91
Legal Matters...............................................    S-92
Experts.....................................................    S-92
Cautionary Note Regarding Forward-Looking Statements........    S-92
Where You Can Find Additional Information...................    S-94

                              PROSPECTUS
                                                                PAGE
                                                                ----
About This Prospectus.                                               2
Cautionary Note Regarding Forward-Looking Statements........       3
Where You Can Find More Information.........................       3
Arch Capital Group Ltd......................................       4
Use of Proceeds.............................................       5
Ratio of Earnings to Fixed Charges and Preference Share
  Dividends.................................................       5
General Description of the Offered Securities...............       6
Description of Share Capital................................       6
Description of Debt Securities..............................       6
Description of Preference Shares............................      19
Description of Common Shares................................      20
Plan of Distribution........................................      21
Legal Matters...............................................      22
Experts.....................................................      22

                               ------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and in the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

    In this prospectus supplement and in the accompanying prospectus, unless the context requires otherwise: (a) "ACGL" refers to Arch Capital Group Ltd.,
(b) "we," "us" and "our" refer to ACGL and its subsidiaries, (c) "Arch Re (Bermuda)" refers only to our wholly owned Bermuda reinsurance subsidiary, Arch Reinsurance Ltd., and (d) "Arch Re (US)" refers only to our wholly owned U.S. reinsurance subsidiary, Arch Reinsurance Company. The term "Arch US operations" refers to the insurance and reinsurance operations conducted in the United States principally by our subsidiaries First American Insurance Company, Arch Reinsurance Company, Cross River Insurance Company and Rock River Insurance Company. The term "Arch worldwide operations" refers to those operations conducted outside the United States principally by our subsidiaries Arch Re (Bermuda) and Arch Risk Transfer Services Ltd. We sometimes refer to these businesses collectively as our "core businesses." The term "other businesses" refers principally to the insurance advisory and other businesses conducted principally by our subsidiaries Hales & Company, Inc. and American Independent Insurance Holding Company. The terms the "Warburg Pincus funds" and the "Hellman & Friedman funds" refer to the funds affiliated with Warburg Pincus LLC and Hellman & Friedman LLC.

                               ------------------

    We have obtained consent for the issue and transfer of common shares to and between persons regarded as non-resident in Bermuda for exchange control purposes without specific consent under the Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes may require specific prior approval under the Exchange Control Act of 1972.

    Our Board of Directors will file this prospectus supplement and the accompanying prospectus with the Registrar of Companies in Bermuda under
Part III of the Companies Act 1981. However, the Registrar of Companies in Bermuda accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or the opinions expressed in this prospectus supplement or the accompanying prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. YOU SHOULD READ THIS ENTIRE PROSPECTUS SUPPLEMENT CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE S-8 AND "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE S-92.

    UNLESS OTHERWISE NOTED, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT SUMMARY AND THROUGHOUT THIS PROSPECTUS SUPPLEMENT ASSUMES
(1) RECEIPT OF THE REGULATORY APPROVALS REQUIRED IN CONNECTION WITH THE CAPITAL INFUSION LED BY WARBURG PINCUS LLC PRIVATE EQUITY FUNDS AND HELLMAN & FRIEDMAN LLC PRIVATE EQUITY FUNDS, WHICH WAS CONSUMMATED ON NOVEMBER 20, 2001 (SUMMARIZED UNDER THE HEADING "THE CAPITAL INFUSION") AND (2) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

OUR COMPANY

    We are a Bermuda public limited liability company with $1.0 billion in equity capital and, through operations in Bermuda and the United States, are positioned to write insurance and reinsurance on a worldwide basis. While we are positioned to provide a full range of property and casualty insurance and reinsurance lines, we are focusing on writing specialty lines of insurance and reinsurance profitably and earning a superior return on equity as we establish an enduring underwriting franchise.

    Recent events have provided a significant market opportunity for well capitalized insurance companies that are not burdened by the uncertainties resulting from prior years' underwriting losses and material reinsurance recoverable balances. As a result, we recently launched an underwriting initiative that included the recruitment of new insurance and reinsurance management teams and an equity capital infusion of $763.2 million. It is our belief that our existing Bermuda and U.S.-based underwriting platform, our strong management team and our $1.0 billion in capital that is unencumbered by significant exposure to pre-2002 risks have enabled us both to establish an immediate presence in an increasingly attractive insurance marketplace and to actively participate in the January 1, 2002 reinsurance renewal season. Since January 1, 2002, we have entered into approximately 800 reinsurance treaties and other reinsurance arrangements which are expected to provide approximately
$500 million of gross written reinsurance premiums during 2002.

MANAGEMENT ADDITIONS AND CAPITAL INFUSION

    In October 2001, we launched our underwriting initiative to meet recent demand in the global insurance and reinsurance marketplaces. We recruited a new management team for our Bermuda-based reinsurance subsidiary, Arch Re (Bermuda):
Paul Ingrey as Chairman and Chief Executive Officer, formerly Chairman of F&G Re; Dwight Evans as President, formerly Executive Vice President, North American Property for St. Paul Re and F&G Re; and Marc Grandisson as Senior Vice President, formerly Vice President and Actuary of the reinsurance division of Berkshire Hathaway. Together they represent more than 79 years of combined management experience in the insurance industry.

    In January 2002, Constantine Iordanou joined us as President and Chief Executive Officer of Arch Capital Group (US) Inc., which is the holding company for all of our U.S. insurance operations. Mr. Iordanou was formerly the Senior Executive Vice President of worldwide insurance operations for Zurich Financial Services, having previously been chief executive officer of Zurich North America and a senior executive of Berkshire Hathaway Group and American International Group. He has 20 years of management experience in the insurance industry. John Vollaro also joined us in 2002 as Chief Financial Officer and Executive Vice President. Mr. Vollaro has over 25 years of experience in the insurance industry, including as President, Chief Operating Officer and Chief Financial Officer of the W.R. Berkley Corporation.

    On November 20, 2001, a group of investors led by the Warburg Pincus funds and the Hellman & Friedman funds invested an aggregate of $750.0 million in cash in our equity securities. Certain members of our management (or entities affiliated with them) also invested an aggregate of $13.2 million in cash in our equity securities. We believe that Warburg Pincus and Hellman & Friedman provide valuable leadership for our company due to their experience in investing in the insurance industry. Warburg Pincus was the founding investor of RenaissanceRe Holdings Ltd., and Hellman & Friedman was among the original investors in Mid Ocean Limited.

    Our Chairman, Robert Clements, former President of Marsh & McLennan Companies, Inc., provides us with important leadership and experience. He was instrumental in the development of the Bermuda insurance and reinsurance markets and, in particular, in the creation and capitalization of, and recruitment of management for, ACE Limited, XL Capital Limited and Mid Ocean Limited. Each of these companies was created in response to significant market capacity needs within the industry.

OUR BUSINESS STRATEGY

    Our goal is to produce a superior return on equity and focus on the pursuit of profitability, not premium growth. We target specialty lines of business where we can leverage our underwriting and actuarial expertise, experienced management and financial strength. The principal components of our business strategy are to:

    - BUILD AND MAINTAIN A BROAD-BASED INSURANCE PLATFORM FOCUSED ON LINES OF BUSINESS THAT ARE EXPECTED TO PROVIDE ATTRACTIVE RISK/RETURN CHARACTERISTICS. We believe the current market offers a wide array of attractive underwriting opportunities, and we intend to maintain and build our existing platform in order to access these opportunities. We will seek to maintain a diversified book of business in order to mitigate risk and staffing levels that allow us to maintain a high ratio of premium per employee.

    - ACTIVELY SELECT AND MANAGE RISKS THROUGH A DISCIPLINED UNDERWRITING PHILOSOPHY. Our underwriting philosophy is to generate an underwriting profit through prudent risk selection and proper pricing across all of our lines of business. We will not write business that does not meet our underwriting profitability criteria and we will emphasize disciplined underwriting over premium growth.

    - ENGAGE IN PRUDENT CAPITAL MANAGEMENT. We will frequently assess how our capital is deployed and the returns it is earning. Based on our assessment of the underwriting environment and our views concerning future trends, we may adjust the size or use of our capital base.

    - BENEFIT FROM MANAGEMENT'S EXTENSIVE EXPERIENCE AND RELATIONSHIPS WITH BROKERS AND CLIENTS. Our senior management team has an average of 21 years of experience in the insurance industry, and our senior underwriters are all highly trained and experienced professionals with an average of 22 years of experience in the industry. Together, this team has extensive relationships throughout the industry. We have and will continue to aggressively recruit experienced underwriters with specific expertise in the lines of business that we pursue.

    - CAPITALIZE ON OUR BALANCE SHEET STRENGTH. As of December 31, 2001, we had total shareholders' equity of more than $1.0 billion, cash and invested assets of $1.0 billion and $113.5 million of gross reserves for loss and loss adjustment expenses ($23.1 million for loss and loss adjustment expenses net of reinsurance recoverables). A.M. Best has assigned its financial strength rating of "A-" (Excellent) to our two principal reinsurance subsidiaries in Bermuda and the U.S. We are seeking a similar rating for our principal U.S. insurance subsidiaries. The size and strength of our balance sheet has been, and will continue to be, important to intermediaries and customers and we intend to capitalize on this strength in sourcing attractive premium.

OUR HISTORY

    We commenced operations in September 1995 following the completion of the initial public offering of our predecessor, Risk Capital Holdings Inc. From that time until May 2000, we provided reinsurance and other forms of capital to insurance companies. On May 5, 2000, we sold our prior reinsurance book of business to Folksamerica Reinsurance Company in an asset sale, but retained our surplus and our U.S.-licensed reinsurance platform. On November 8, 2000, following shareholder approval, we changed our legal domicile to Bermuda in order to benefit from Bermuda's favorable business, regulatory, tax and financing environment.

    During the period from May 2000 through the announcement of our underwriting initiative in October 2001, we built and acquired insurance businesses that enable us to generate both fee-based revenue (e.g., commissions and advisory and management fees) and risk-based revenue (i.e., insurance premium). As part of this strategy, we built an underwriting platform that is intended to enable us to maximize risk-based revenue during periods in the underwriting cycle when we believe it is more favorable to assume underwriting risk. Recent events have led us to conclude that underwriting conditions favor dedicating our attention exclusively to building our insurance and reinsurance business.

PRINCIPAL EXECUTIVE OFFICES

    Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda (telephone number: (441) 295-1422), and our principal executive offices are located at Wessex House, 45 Reid Street, Hamilton HM 12 Bermuda (telephone number: (441) 296-8240).

                                  THE OFFERING

Common shares offered........................  6,500,000 common shares.

Common shares to be outstanding after this
  offering(1)................................  22,265,332 common shares.

Nasdaq National Market symbol................  ACGL

Use of proceeds..............................  We expect to use the net proceeds from the sale of the common shares, estimated to be
                                               approximately $166.6 million (after deducting
                                               underwriting discounts and estimated expenses
                                               of the offering), principally to support the
                                               future growth of our insurance and
                                               reinsurance operations.

Dividend policy..............................  In order to retain earnings to support future growth of our insurance and reinsurance
                                               operations, our board of directors currently
                                               does not intend to declare dividends or make
                                               any other distributions on our common shares.

Voting limitation............................  Our bye-laws contain a provision limiting the voting rights of any U.S. person, as defined
                                               in the Internal Revenue Code, who owns
                                               (directly, indirectly or constructively under
                                               the Code) shares with more than 9.9% of the
                                               total voting power of all shares entitled to
                                               vote generally at an election of directors to
                                               9.9% of such voting power.

------------------------

(1) The number of common shares outstanding is calculated as of March 8, 2002. This number differs from the number of common shares outstanding as of
    December 31, 2001 as a result of the inclusion of 1,689,629 restricted shares issued as part of the capital infusion and the issuance, during the period from January 1, 2002 through March 8, 2002, of 562,165 restricted shares to employees who joined us in 2002.

------------------------

    The number of common shares outstanding after this offering excludes:

The following dilutive shares (the "Dilutive Shares"):
    Common shares issuable upon conversion of
      outstanding preference shares.........................  35,687,735
    Common shares issuable upon exercise of
      outstanding class A warrants..........................   1,206,206(a)
                                                              ----------
        Subtotal............................................  36,893,941

The following common shares issuable upon conversion or
  exercise of contingently issuable (the "Contingently
  Issuable Shares"):
    Preference shares(b)....................................     875,765
    Preference shares(c)....................................   2,831,174
    Class B warrants(d).....................................      33,495
                                                              ----------
        Subtotal............................................   3,740,434
                                                              ----------
          Total.............................................  40,634,375
                                                              ==========

     (a) Calculated using the treasury stock method. Class A warrants to purchase an aggregate of 5,401,707 common shares were outstanding as of March 8, 2002. The class A warrants are currently exercisable at $20.00 per share and expire on September 19, 2002.

     (b) Represents our current estimate of the number of additional preference shares that will be issued during the first quarter of 2002 pursuant to a post-closing purchase price adjustment under the subscription agreement entered into in connection with the capital infusion. See "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments--Audit Adjustment."

     (c) Represents an estimate of the number of additional preference shares that would be issued under the subscription agreement entered into in connection with the capital infusion in the event that, on or prior to September 19, 2005, the closing price of our common shares is at least $30.00 per share for at least 20 out of 30 consecutive trading days or a change of control occurs. See "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments--Adjustment for Trading Price or Change of Control."

     (d) Calculated using the treasury stock method. Class B warrants to purchase an aggregate of 150,000 common shares were outstanding as of December 31, 2001 and expire on September 19, 2005. Class B warrants become exercisable at $20.00 per share if the closing price of our common shares is at least $30.00 per share for at least 20 out of 30 consecutive trading days or a change of control occurs.

    The above information excludes the effects of our outstanding employee stock options (4,883,811 at March 8, 2002).

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following summary historical consolidated financial and operating data for the three-year period ended December 31, 2001 should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.

    Comparisons of our 2001 and 2000 results of operations to each other and to prior year periods are not relevant due to the changes in our business during 2000 and 2001, including (1) the sale of our prior reinsurance operations in May 2000, (2) our change of legal domicile and reorganization completed in November 2000, (3) our recent acquisition activity, (4) our new underwriting initiative and (5) the capital infusion.

                                                                 YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                          2001             2000             1999
                                                     --------------   --------------   --------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net premiums written.............................    $    36,216      $   (10,604)(1)   $   306,726
  Net premiums earned..............................         30,918           87,530          311,368
  Net investment income............................         12,120           15,923           20,173
  Net realized investment gains (losses)...........         18,382           20,045           17,227
      Total revenues...............................         76,454          127,634          344,800
Income (loss) before income taxes..................         24,144              503          (56,199)
Net income (loss)..................................         22,016           (8,012)         (35,636)
Average common shares outstanding:
  Basic............................................     12,855,668       13,198,075       17,086,732
  Diluted..........................................     17,002,231(2)    13,198,075       17,086,732
Net income (loss) per common share:
  Basic............................................    $      1.71      $     (0.61)     $     (2.09)
  Diluted..........................................    $      1.29      $     (0.61)     $     (2.09)
Cash dividends per share...........................             --               --               --

                                                                    DECEMBER 31,
                                                     ------------------------------------------
                                                         2001           2000           1999
                                                     ------------   ------------   ------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and invested assets...........................  $ 1,019,058    $   276,053    $   579,874
Unpaid losses and loss adjustment expenses
  recoverable......................................       90,442             --         55,925
Total assets.......................................    1,313,701        295,907        860,175
Reserves for losses and loss adjustment expenses:
  Before reinsurance recoverable...................      113,507             --        364,554
  Net of reinsurance recoverable...................       23,065             --        308,629
Shareholders' equity...............................    1,020,369        272,299        342,330

                                                                    DECEMBER 31,
                                                     ------------------------------------------
                                                         2001           2000           1999
                                                     ------------   ------------   ------------
Book value:
  Historical:
    Per common share...............................  $     20.05(3) $     21.43    $     20.03
    Diluted........................................  $     19.59    $     21.43    $     20.03
  As adjusted(4):
    Per common share...............................  $     19.65(3)          --             --
    Diluted........................................  $     20.06             --             --
Common shares outstanding:
  Historical:
    Actual.........................................   13,513,538     12,708,818     17,087,970
    Diluted........................................   52,097,108(5)  12,708,818     17,087,970
  As adjusted(4):
    Actual.........................................   22,265,332             --             --
    Diluted........................................   59,159,273(5)          --             --

------------------------

(1) Net premiums written for 2000 includes the reversal of $92.9 million of premiums recorded in prior periods in connection with the sale of our prior reinsurance operations in May 2000.

(2) For the purposes of calculating "Net income (loss) per common share," "Average common shares outstanding, Diluted" gives effect to the issuance of the Dilutive Shares, on a weighted average basis, calculated using the treasury stock method, where applicable, and does not give effect to the issuance of the Contingently Issuable Shares.

(3) For the purposes of calculating "Book value, Historical, Per common share" and "Book value, As adjusted, Per common share," shareholders' equity at
    December 31, 2001 excludes the aggregate liquidation preference of $749.4 million for the preference shares issued in the capital infusion.

(4) "As adjusted" adjusts the "Historical, Actual" or "Historical, Diluted" information, as the case may be, by (a) 6,500,000 common shares offered hereby at an estimated price of $27.27 per common share, (b) the issuance of 1,689,629 restricted shares issued as part of the capital infusion and
    (c) 562,165 restricted shares issued, during the period from January 1, 2002 through March 8, 2002, to employees who joined us in 2002, but does not include the issuance of any Contingently Issuable Shares.

(5) "Common shares outstanding, Historical, Diluted" and "Common shares outstanding, As adjusted, Diluted" give effect to the Dilutive Shares, but does not include the issuance of any Contingently Issuable Shares.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON SHARES INVOLVES THE FOLLOWING RISKS. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS, AS WELL AS THE INFORMATION UNDER THE HEADING "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS" AND OTHER INFORMATION IN THIS PROSPECTUS SUPPLEMENT, BEFORE YOU DECIDE TO PURCHASE OUR COMMON SHARES.

RISKS RELATING TO OUR INDUSTRY

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT, AND SINCE THE SEPTEMBER 11, 2001 EVENTS, NEW CAPITAL HAS ENTERED THE MARKET; THESE FACTORS MAY MITIGATE THE BENEFITS THAT THE FINANCIAL MARKETS MAY PERCEIVE FOR THE PROPERTY AND CASUALTY INSURANCE INDUSTRY, AND WE CANNOT OFFER ANY ASSURANCES THAT WE WILL BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

    The insurance industry is highly competitive. Trends toward consolidation in the insurance industry could also lead to pricing pressure and lower margins for insurers and reinsurers. In addition, since the September 11, 2001 events, several newly formed offshore entities have announced their intention to address the capacity issues in the insurance and reinsurance industry. Several publicly traded insurance and reinsurance companies have also raised additional capital to meet perceived demand in the current environment. Since September 11, 2001, newly formed and existing insurance industry companies have reportedly raised in excess of $10.0 billion in capital, and some industries (in particular, the airline industry) have announced that they may form industry consortia to provide insurance coverage for their members, thereby taking those lines out of the commercial insurance and reinsurance markets in which we operate. In addition, financial institutions and other capital markets participants offer alternative products and services similar to our own or alternative products that compete with insurance and reinsurance products.

    We can offer no assurances that we will be successful in competing with others in our industry or that the intensity of competition in our industry will not erode profitability for insurance and reinsurance companies generally, including us. In addition, we can offer no assurances that we will participate at all or to the same extent as more established or other companies in any price increases or increased profitability in our industry. If we do not share in such price increases or increased profitability, our financial condition and results of operations could be materially adversely affected.

THE INSURANCE INDUSTRY IS HIGHLY CYCLICAL AND THE VALUE OF YOUR INVESTMENT MAY BE ADVERSELY AFFECTED BY THIS CYCLICALITY.

    Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions, changes in legislation, case law and prevailing concepts of liability and other factors. In particular, demand for reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. We can offer no assurances as to the magnitude or duration of any price increases or increased profitability in our industry or that factors that previously have resulted in excess capacity and pricing pressures in our industry will not recur.

WE COULD FACE UNANTICIPATED LOSSES FROM WAR, TERRORISM AND POLITICAL UNREST, AND THESE OR OTHER UNANTICIPATED LOSSES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    We may have substantial exposure to unexpected, large losses resulting from future man-made catastrophic events, such as acts of war, acts of terrorism and political instability. Although we may attempt to exclude losses from terrorism and certain other similar risks from some coverages written by us, we may not be successful in doing so. These risks are inherently unpredictable, although recent events may lead to increased frequency and severity of losses. It is difficult to predict the timing of such events with statistical certainty or estimate the amount of loss any given occurrence will generate. Accordingly, we can offer no assurance that our reserves will be adequate to cover losses when they materialize. It is not possible to eliminate completely our exposure to unforecasted or unpredictable events, and to the extent that losses from such risks occur, our financial condition and results of operations could be materially adversely affected.

CLAIMS FOR CATASTROPHIC EVENTS COULD CAUSE LARGE LOSSES AND SUBSTANTIAL VOLATILITY IN OUR RESULTS OF OPERATIONS, AND, AS A RESULT, THE VALUE OF YOUR INVESTMENT MAY FLUCTUATE WIDELY.

    We intend to underwrite property catastrophe reinsurance and will have large aggregate exposure to disasters. Catastrophes can be caused by various events, including hurricanes, floods, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires, and we may have exposures to losses resulting from acts of war or acts of terrorism (to the extent not excluded from policy coverage) and political instability. Catastrophes can also cause losses in non-property lines of business such as workers' compensation or general liability. In addition to the nature of the property catastrophe business, we believe that economic and geographic trends affecting insured property, including inflation, property value appreciation and geographic concentration tend to generally increase the size of losses from catastrophic events over time. Therefore, claims for catastrophic events could expose us to large losses and cause substantial volatility in our results of operations, which could cause the value of your investment to fluctuate widely.

UNDERWRITING CLAIMS AND RESERVING FOR LOSSES ARE BASED ON PROBABILITIES AND RELATED MODELING, WHICH ARE SUBJECT TO INHERENT UNCERTAINTIES.

    Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we insure and reinsure. Claim reserves represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize actuarial models as well as historical insurance industry loss development patterns to assist in the establishment of appropriate claim reserves. Actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.

    Like other reinsurers, we do not separately evaluate each of the individual risks assumed under reinsurance treaties. Therefore, we will be largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume.

    If our claim reserves are determined to be inadequate, we will be required to increase claim reserves at the time of such determination with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations, in a particular period, or our financial condition in general. As a compounding factor, although most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies, thereby further adversely affecting our financial condition.

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WHILE REINSURANCE AND RETROCESSIONAL COVERAGE WILL BE USED TO LIMIT OUR EXPOSURE
TO RISKS, THE AVAILABILITY OF SUCH ARRANGEMENTS MAY BE LIMITED, AND COUNTERPARTY CREDIT AND OTHER RISKS ASSOCIATED WITH OUR REINSURANCE ARRANGEMENTS MAY RESULT
IN LOSSES WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    For the purposes of limiting our risk of loss, we will use reinsurance and also may use retrocessional arrangements. The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control. Currently, the market for these arrangements is experiencing high demand for various products and it is not certain that we will be able to obtain adequate protection at cost effective levels.

    As a result of such market conditions and other factors, we may not be able successfully to alleviate risk through reinsurance and retrocessional arrangements. Further, we are subject to credit risk with respect to our reinsurance and retrocessions because the ceding of risk to reinsurers and retrocessionaires does not relieve us of our liability to the clients or companies we insure or reinsure. Our failure to establish adequate reinsurance or retrocessional arrangements or the failure of our existing reinsurance or retrocessional arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.

AS A RESULT OF RECENT EVENTS AND INSTABILITY IN THE MARKETPLACE FOR INSURANCE PRODUCTS, THERE IS THE POTENTIAL FOR GOVERNMENT INTERVENTION IN OUR INDUSTRY WHICH COULD HINDER OUR FLEXIBILITY AND NEGATIVELY AFFECT THE BUSINESS OPPORTUNITIES WE PERCEIVE ARE AVAILABLE TO US IN THE MARKET.

    In response to the current tightening of supply in certain insurance markets, as well as the impact of the September 11, 2001 events, it is possible that the United States and other governments worldwide may intervene in the insurance and reinsurance markets. Government regulators are generally concerned with the protection of policyholders to the exclusion of other constituencies, including shareholders. While we cannot predict the type of government intervention that may occur or its timing, such intervention could materially adversely affect us by:

    - disproportionately benefiting one country's companies over companies in other countries;

    - providing insurance and reinsurance capacity in the markets and to the customers that we target;

    - regulating the terms of insurance and reinsurance policies; or

    - mandating participation in guaranty associations or other industry pools.

    The insurance industry is also affected by political, judicial and legal developments which have in the past resulted in new or expanded theories of liability. These or other changes could impose new financial obligations on us, require us to make unplanned modifications to the products and services that we provide, or cause the delay or cancellation of products and services that we provide. Substantial government intervention could adversely impact our ability to achieve our goals.

    In addition, we engage in intercompany reinsurance arrangements between our U.S. operations and our Bermuda reinsurance operations. Some U.S. insurance companies have been lobbying Congress to pass legislation intended to eliminate certain perceived tax advantages of U.S. insurance companies with Bermuda affiliates, which result principally from reinsurance arrangements between or among U.S. insurance companies and their Bermuda affiliates.

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RISKS RELATING TO OUR COMPANY

THE WARBURG PINCUS FUNDS AND THE HELLMAN & FRIEDMAN FUNDS TOGETHER CONTROL A MAJORITY OF OUR VOTING POWER ON A FULLY DILUTED BASIS AND THESE SHAREHOLDERS HAVE THE RIGHT TO HAVE DIRECTORS ON OUR BOARD AND THE RIGHT TO APPROVE MOST TRANSACTIONS OUTSIDE OF THE ORDINARY COURSE OF OUR BUSINESS; THEIR INTERESTS MAY MATERIALLY DIFFER FROM YOURS.

    On a fully diluted basis and after giving effect to the exercise of all outstanding options and warrants and the conversion of all preference issues, the Warburg Pincus funds and the Hellman & Friedman funds own 33.8% and 18.8% of our common shares, respectively. These shareholders are non-U.S. persons (as defined in the Internal Revenue Code) and, as such, they are not subject to the voting limitation contained in our bye-laws. In addition, our shareholders agreement prevents us from taking many actions outside the ordinary course of our business without the approval of a director designated by the Warburg Pincus funds and a director designated by the Hellman & Friedman funds. We have agreed not to declare any dividend or make any other distribution on our common shares, and not to repurchase any common shares, until we have repurchased from the Warburg Pincus funds, the Hellman & Friedman funds and the other holders of preference shares, pro rata, on the basis of the amount of these shareholders' investment in us at the time of such repurchase, preference shares having an aggregate value of $250.0 million, at a per share price acceptable to these shareholders. By reason of their ownership and the shareholders agreement between us and the holders of preference shares, the Warburg Pincus funds and the Hellman & Friedman funds are able to strongly influence or effectively control actions to be taken by us, or our shareholders.

    In addition, the Warburg Pincus funds and the Hellman & Friedman funds are entitled to nominate a prescribed number of directors based on the respective retained percentages of their equity securities purchased in November 2001. Currently, our board consists of nine members, which includes one director nominated by the Warburg Pincus funds and one director nominated by the Hellman & Friedman funds. Once we have received the regulatory approvals required in connection with the capital infusion, the size of our board will be increased to up to 17 members. As long as the Warburg Pincus funds retain at least 75% of their original investment and the Hellman & Friedman funds retain at least 60% of their original investment, these shareholders will be entitled to nominate six and three directors, respectively. Together they will nominate a majority of directors to our board. The interests of these shareholders may differ materially from your interests, and these shareholders could take actions or make decisions that are not in your best interest.

WE MAY BE REQUIRED TO ISSUE ADDITIONAL PREFERENCE SHARES TO THE INVESTORS IN THE CAPITAL INFUSION AS A RESULT OF VARIOUS PURCHASE PRICE ADJUSTMENTS AGREED TO IN CONNECTION WITH IT, AND YOUR INVESTMENT IN OUR COMMON SHARES MAY, THEREFORE, BE FURTHER DILUTED.

    The purchase price paid for the securities purchased in the capital infusion was based on the estimated, unaudited U.S. GAAP book value of our common shares as of June 30, 2001 (before giving effect to certain agreed transaction costs incurred in connection with the capital infusion that had not yet been determined), subject to certain adjustments. We are required to re-calculate, on designated dates in the future, our June 30, 2001 book value on such dates (after giving effect to the agreed transaction costs) and if that re-calculated amount is less than the amount used to calculate the purchase price for the preference shares and warrants, we will be required to issue additional securities, convertible into our common shares, to those investors.

    In particular, we agreed to adjust the purchase price paid for the preference shares:

    - based upon an audit of the book value of our assets at June 30, 2001 (after giving effect to the agreed transaction costs);

    - if, on or prior to September 19, 2005, the closing price of our common shares is at least $30.00 per share for at least 20 out of 30 consecutive trading days or a change of control occurs (in

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      which event, the purchase price paid per preference share by the Warburg
      Pincus funds, the Hellman & Friedman funds and the other holders of our preference shares would be adjusted downward by $1.50);

    - on the second anniversary of the closing date based upon the adjustment basket described under the heading "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments--Final Adjustments" related to the valuation of our core and non-core businesses; and

    - on the fourth anniversary of the closing date based upon an adjustment basket related to specified liabilities connected to our asset sale to Folksamerica and specified tax and ERISA matters. See "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments--Final Adjustments."

    We currently estimate that, principally because of the deduction of the agreed transaction costs, we will issue an additional 875,765 preference shares during the first quarter of 2002 in connection with the adjustments discussed in the first bullet point above, and we currently estimate that we may be required to issue an additional 2,831,174 preference shares in connection with the trading price adjustment described in the second bullet point above.

OUR FAILURE TO OBTAIN REGULATORY APPROVAL FOR THE CAPITAL INFUSION WOULD HAVE A MATERIAL ADVERSE IMPACT ON THE VALUE OF YOUR INVESTMENT IN OUR COMMON SHARES.

    In the event that:

    - we fail to obtain the approval of the Florida insurance department with respect to the capital infusion before May 20, 2002; or

    - the purchase price adjustment to be made on the second and fourth anniversaries of the closing results in a downward adjustment to the purchase price of the preference shares aggregating more than $250.0 million, the Warburg Pincus funds, the Hellman & Friedman funds and the other holders of our preference shares will have the right to exchange their equity securities for equity securities of a corporate entity which would hold our insurance and reinsurance operating subsidiaries, other than Arch Re (US). See "The Capital Infusion--Subscription Agreement--Right to Exchange into Subsidiary Shares." In this event, we would own less than a majority of those subsidiaries. This situation would have a material adverse impact on the value of our common shares.

OUR MANAGEMENT TEAM HAS ONLY RECENTLY BEEN ASSEMBLED AND OUR BUSINESS STRATEGY IS NEWLY FORMULATED; THEREFORE, THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN ACCOMPLISHING OUR GOALS.

    We have recently assembled a new management team and other personnel in connection with our new underwriting initiative to meet current and future demand in the global insurance and reinsurance marketplaces. Our future success depends on the successful integration of our new management team and other personnel. The success of our management team in their past endeavors is not necessarily predictive of future results. In addition, we cannot assure you that we will be successful in integrating such executives and personnel into our existing operations or that this new management team will have success with our new underwriting initiative. In addition, the pool of talent from which we actively recruit is limited. The inability to attract and retain qualified personnel when available and the loss of services of key personnel could have a material adverse effect on our financial condition and results of operations.

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FUTURE SALES OF OUR COMMON SHARES AFTER THIS OFFERING, WHETHER BY US OR OUR
SHAREHOLDERS, COULD ADVERSELY AFFECT THEIR MARKET PRICE.

    Generally, our board of directors has the power to issue new equity (to the extent of authorized shares) without shareholder approval, except that shareholder approval may be required under applicable law or Nasdaq National Market rules for certain transactions. We may issue new equity to raise additional capital to support our insurance and reinsurance operations or for other purposes. Any additional issuance by us would have the effect of diluting the percentage ownership of our shareholders and could have the effect of diluting our earnings and our book value per share.

    In addition, the market price of our common shares could fall substantially if our shareholders sell large amounts of common shares in the public market following this offering. The availability of a large number of shares for sale could result in the need for sellers to accept a lower price in order to complete a sale. After this offering, there will be 22,265,332 common shares outstanding, assuming no exercise of the underwriters' over-allotment option. There are up to 45,973,253 common shares issuable upon exercise of options, conversion of convertible securities or exercise of outstanding class A warrants.

    We have granted the Warburg Pincus funds and Hellman & Friedman funds demand registration rights and all of the investors in the capital infusion certain "piggy-back" registration rights with respect to the common shares issuable to them upon conversion of the preference shares or exercise of the class A warrants. Certain other investors who purchased or acquired shares in unregistered transactions also have demand and piggy-back registration rights. They can exercise these rights at any time.

OUR BUSINESS WILL BE DEPENDENT UPON INSURANCE AND REINSURANCE BROKERS, AND THE FAILURE TO DEVELOP OR THE LOSS OF IMPORTANT BROKER RELATIONSHIPS COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO MARKET OUR PRODUCTS AND SERVICES.

    We intend to market our insurance and reinsurance products primarily through brokers. We expect that we will derive a significant portion of our business from a limited number of brokers. Some of our competitors have had longer term relationships with the brokers which we use than we have. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

A DOWNGRADE IN OUR RATINGS OR OUR INABILITY TO OBTAIN A RATING FOR OUR OPERATING INSURANCE SUBSIDIARIES MAY ADVERSELY AFFECT OUR RELATIONSHIPS WITH CLIENTS AND BROKERS AND NEGATIVELY IMPACT SALES OF OUR PRODUCTS.

    Financial strength and claims paying ratings from third party rating agencies are instrumental in establishing the competitive positions of companies in our industry. Periodically, rating agencies evaluate us to confirm that we continue to meet their criteria for the ratings assigned to us by them. Recently, rating agencies have been coming under increasing pressure as a result of high-profile corporate bankruptcies and may, as a result, increase their scrutiny of rated companies, revise their rating policies or take other action. We can offer no assurances that our ratings will remain at their current levels. A ratings downgrade, or the potential for such a downgrade, could adversely affect both our relationships with agents, brokers, wholesalers and other distributors of our existing products and services and new sales of our products and services.

    In addition, we are seeking ratings for our principal U.S. insurance subsidiaries. Due to the perceived importance of financial strength ratings in our industry, our failure to obtain adequate ratings for our unrated insurance subsidiaries could cause our operations to be removed from the approved lists of some brokers or clients. Any ratings downgrade or failure to obtain a necessary rating could adversely affect our ability to compete in our markets and have a material adverse impact on our financial condition and results of operations. See "Business--Ratings."

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WE SOLD OUR PRIOR REINSURANCE OPERATIONS IN MAY 2000 AND MAY HAVE LIABILITY TO
THE PURCHASER AND CONTINUING LIABILITY FROM THOSE REINSURANCE OPERATIONS IF THE PURCHASER SHOULD FAIL TO MAKE PAYMENTS ON THE REINSURANCE LIABILITIES IT ASSUMED.

    On May 5, 2000, we sold our prior reinsurance operations to Folksamerica Reinsurance Company. The Folksamerica transaction was structured as a transfer and assumption agreement (and not reinsurance), and, accordingly, the loss reserves (and any related reinsurance recoverables) relating to the transferred business are not included as assets or liabilities on our balance sheet. In addition, in connection with that sale, we made extensive representations and warranties about us and our reinsurance operations, some of which survived the closing of the asset sale. Breach of these representations and warranties could result in liability to us. We also retained our tax and employee benefit liabilities and other liabilities not assumed by Folksamerica, including all liabilities not arising under our reinsurance subsidiary's reinsurance agreements transferred to Folksamerica. In the event that Folksamerica is unable to make payment for reserved losses transferred to it by us in the May 2000 sale, we would be liable for such claims. In addition, if amounts related to the transferred liabilities turn out to be more than forecasted, we may be required to issue additional preference shares to the holders of our preference shares.

SOME OF THE PROVISIONS OF OUR BYE-LAWS AND OUR SHAREHOLDERS AGREEMENT MAY HAVE THE EFFECT OF HINDERING, DELAYING OR PREVENTING THIRD PARTY TAKEOVERS, WHICH MAY PREVENT YOU FROM RECEIVING PREMIUM PRICES FOR YOUR SHARES IN AN UNSOLICITED TAKEOVER.

    Some provisions of our bye-laws could have the effect of discouraging unsolicited takeover bids from third parties or the removal of incumbent management. These provisions may encourage companies interested in acquiring the company to negotiate in advance with our board of directors, since the board has the authority to overrule the operation of several of the limitations. See "Description of Share Capital--Description of Common Shares--Anti-Takeover Effects."

    In addition, pursuant to the shareholders agreement which we entered into in connection with the capital infusion, we cannot engage in transactions outside the ordinary course of our business, including mergers and acquisitions, without the consent of a director designated by the Warburg Pincus funds and a director designated by the Hellman & Friedman funds. To the extent these provisions discourage takeover attempts, they could deprive our shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of our common shares.

OUR OPERATING INSURANCE AND REINSURANCE SUBSIDIARIES ARE SUBJECT TO REGULATION IN VARIOUS JURISDICTIONS, AND MATERIAL CHANGES IN THE REGULATION OF THEIR OPERATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    Our Bermuda reinsurance subsidiary, Arch Re (Bermuda), conducts its business from its executive offices in Bermuda and is not licensed or admitted to do business in any jurisdiction except Bermuda. We do not believe that Arch Re (Bermuda) is subject to the insurance laws of any state in the United States; however, recent scrutiny of the insurance and reinsurance industry in the U.S. and other countries could subject Arch Re (Bermuda) to additional regulation.

    In addition, our U.S. reinsurance subsidiary, Arch Re (US), and our U.S. insurance subsidiaries, First American Insurance Company, Rock River Insurance Company, Cross River Insurance Company and American Independent Insurance Company, write reinsurance and insurance in the United States. These subsidiaries are subject to extensive regulation under state statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors.

    We periodically review our corporate structure in the United States so that we can optimally deploy our capital. Changes in that structure require regulatory approval, and we are in the process of

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seeking regulatory approval to maximize our U.S. regulatory capital that will support our U.S. insurance operations. Delays or failure in obtaining these approvals could limit the amount of insurance that we can write in the United States.

    If ACGL or any of our subsidiaries were to become subject to the laws of a new jurisdiction where that subsidiary is not presently admitted, it may not be in compliance with the laws of the new jurisdiction. Any failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, and could also result in fines and other sanctions, any or all of which could adversely affect our financial condition and results of operations.

IF OUR BERMUDA REINSURANCE SUBSIDIARY IS UNABLE TO PROVIDE COLLATERAL TO CEDING COMPANIES, ITS ABILITY TO CONDUCT BUSINESS COULD BE SIGNIFICANTLY AND NEGATIVELY AFFECTED.

    Arch Re (Bermuda) is a registered Bermuda insurance company and is not licensed or admitted as an insurer in any jurisdiction in the United States. Because insurance regulations in the United States do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted, Arch Re (Bermuda)'s contracts generally require it to post a letter of credit or provide other security after a reinsured reports a claim. If we are unable to post security in the form of letters of credit or trust funds when required, the operations of Arch Re (Bermuda) could be significantly and negatively affected.

WE ARE SUBJECT TO CHANGES IN BERMUDA LAW OR POLITICAL CIRCUMSTANCES.

    Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act, 1966, an undertaking that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to us or our operations until March 28, 2016. We could be subject to taxes in Bermuda after that date. This undertaking does not, however, prevent the imposition of taxes on any person ordinarily resident in Bermuda or any company in respect of its ownership of real property or leasehold interests in Bermuda.

    Bermuda's political structure is based upon a parliamentary system with two major parties, the United Bermuda Party and the Progressive Labour Party. In the most recent election, the Progressive Labour Party gained control of the legislative branch for the first time over the incumbent United Bermuda Party. To date, the government's financial and regulatory policies have not been changed in ways that we believe would materially affect us or our shareholders.

FOREIGN CURRENCY EXCHANGE RATE FLUCTUATION MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

    We will write business on a worldwide basis and our results of operations may be affected by fluctuations in the value of currencies other than the U.S. dollar. Changes in foreign currency exchange rates can reduce our revenues and increase our liabilities and costs, as measured in the dollar as our functional currency. We have not attempted and currently do not expect to attempt to reduce our exposure to these exchange rate risks by using hedging transactions. We may therefore suffer losses solely as a result of exchange rate fluctuations.

EMPLOYEES OF OUR BERMUDA OPERATIONS ARE REQUIRED TO OBTAIN WORK PERMITS BEFORE ENGAGING IN A GAINFUL OCCUPATION IN BERMUDA, AND WE CAN OFFER NO ASSURANCE THAT REQUIRED WORK PERMITS WILL BE GRANTED OR REMAIN IN EFFECT.

    Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Our success may

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depend in part on the continued services of key employees in Bermuda. A work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards reasonably required by the employer. The Bermuda government recently announced a new policy that places a six year term limit on individuals with work permits, subject to certain exemptions for key employees. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term.

THE ENFORCEMENT OF CIVIL LIABILITIES AGAINST US MAY BE DIFFICULT.

    We are a Bermuda company and in the future some of our officers and directors may be residents of various jurisdictions outside the United States. All or a substantial portion of our assets and of those persons may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon those persons or to enforce in United States courts judgments obtained against those persons.

    We have appointed National Registered Agents, Inc., New York, New York, as our agent for service of process with respect to actions based on offers and sales of securities made in the United States. We have been advised by our Bermuda counsel, Conyers Dill & Pearman, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, therefore, not be automatically enforceable in Bermuda. We also have been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in a court in the United States under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation. Such an action should be successful upon proof that the sum of money is due and payable, and without having to prove the facts supporting the underlying judgment, as long as:

    - the court which gave the judgment had proper jurisdiction over the parties to such judgment;

    - such court did not contravene the rules of natural justice of Bermuda;

    - such judgment was not obtained by fraud;

    - the enforcement of the judgment would not be contrary to the public policy of Bermuda;

    - no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and

    - there is due compliance with the correct procedures under Bermuda law.

A Bermuda court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda against us or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

RISKS RELATING TO TAXATION

WE AND OUR NON-U.S. SUBSIDIARIES MAY BECOME SUBJECT TO U.S. FEDERAL INCOME
  TAXATION.

    ACGL and its non-U.S. subsidiaries intend to operate their business in a manner that will not cause them to be treated as engaged in a trade or business in the United States and, thus, will not be required to pay U.S. federal income taxes (other than withholding taxes on certain U.S. source

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investment income) on their income. However, because there is uncertainty as to the activities which constitute being engaged in a trade or business in the United States, there can be no assurances that the U.S. Internal Revenue Service will not contend successfully that ACGL or its non-U.S. subsidiaries are engaged in a trade or business in the United States. If ACGL or any of its non-U.S. subsidiaries were subject to U.S. income tax, our shareholders' equity and earnings could be adversely affected. We may be a personal holding company in 2002, but do not currently expect to have "undistributed personal holding company income." See "Material U.S. Federal Income Tax Considerations--Taxation of ACGL--United States--Personal Holding Company Rules."

    We changed our legal domicile from the United States to Bermuda in November 2000. Legislation has recently been introduced which (if enacted) could eliminate the tax benefits available to companies, like us, that changed their legal domiciles to Bermuda. In addition, some U.S. insurance companies have been lobbying Congress to pass legislation intended to eliminate certain perceived tax advantages of U.S. insurance companies with Bermuda affiliates resulting principally from reinsurance between or among U.S. insurance companies and their Bermuda affiliates. Legislation, if passed, and other changes in U.S. tax laws, regulations and interpretations thereof to address these issues could adversely affect us.

U.S. PERSONS WHO HOLD OUR COMMON SHARES MAY BE SUBJECT TO U.S. INCOME TAXATION AT ORDINARY INCOME RATES ON OUR UNDISTRIBUTED EARNINGS AND PROFITS. IN ADDITION, THE HEIRS OR ESTATE OF ANY INDIVIDUAL HOLDER MAY NOT BE ENTITLED TO A "STEP-UP" IN BASIS OF OUR COMMON SHARES WHICH MIGHT OTHERWISE BE AVAILABLE UPON SUCH HOLDER'S DEATH.

    We believe that we and our foreign subsidiaries currently are controlled foreign corporations ("CFCs"), although our bye-laws are designed to preclude any U.S. person from adverse tax consequences as a result of our CFC status. We also believe that we are likely to be a foreign personal holding company in 2002, but do not currently expect to have undistributed foreign personal holding company income. We do not believe that we are a passive foreign investment company. Since these determinations and beliefs are based upon legal and factual conclusions, some of which are described under "Material U.S. Federal Income Tax Considerations," no assurances can be given that the IRS or a court would concur with our conclusions. If they were not to so concur, U.S. persons who hold our common shares may suffer adverse tax consequences. See "Material U.S. Federal Income Tax Considerations."

                                USE OF PROCEEDS

    We expect to use the net proceeds from the sale of the common shares, estimated to be approximately $166.6 million (after deducting underwriting discounts and estimated expenses of the offering), principally to support the future growth of our insurance and reinsurance operations.

    This use of proceeds does not reflect the underwriters' exercise of their over-allotment option. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of approximately
$25.1 million.

                          PRICE RANGE OF COMMON SHARES

    Our common shares are traded on the Nasdaq National Market under the symbol ACGL. For the periods presented below, the high and low sales prices and closing prices for our common shares as reported on the Nasdaq National Market were as follows:

                                                               THREE MONTHS ENDED
                                   --------------------------------------------------------------------------
                                   MARCH 31, 2001   JUNE 30, 2001   SEPTEMBER 30, 2001   DECEMBER 31, 2001(1)
                                   --------------   -------------   ------------------   --------------------
High.............................      $18.06          $17.06             $19.20                $28.34
Low..............................       14.38           14.81              15.45                 16.40
Close............................       15.88           15.75              16.75                 25.75

                                                             THREE MONTHS ENDED
                                   -----------------------------------------------------------------------
                                   MARCH 31, 2000   JUNE 30, 2000   SEPTEMBER 30, 2000   DECEMBER 31, 2000
                                   --------------   -------------   ------------------   -----------------
High.............................      $16.75          $16.63             $15.88              $15.88
Low..............................       11.38           14.56              14.63               13.88
Close............................       16.38           14.94              15.75               15.00

                                                             THREE MONTHS ENDED
                                   -----------------------------------------------------------------------
                                   MARCH 31, 1999   JUNE 30, 1999   SEPTEMBER 30, 1999   DECEMBER 31, 1999
                                   --------------   -------------   ------------------   -----------------
High.............................      $22.63          $17.38             $16.00              $15.69
Low..............................       12.00           13.50              13.00               11.00
Close............................       15.13           13.50              15.63               12.63

During the period from January 1, 2002 through March 15, 2002, the high and low sales prices and the closing price for our common shares as reported on the Nasdaq National Market were $27.94, $25.91 and $27.27, respectively. For the ten trading day period preceding the date of this prospectus supplement, our average daily trading volume on the Nasdaq National Market was 19,680 common shares.

------------------------

(1) For the ten trading days ended October 23, 2001, the last trading day prior to the announcement of the signing of the subscription agreements for the capital infusion and our new underwriting initiative, the average closing price of our common shares on the Nasdaq National Market was $16.86 per share.

                                DIVIDEND POLICY

    Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition and other factors deemed relevant by our board of directors. As a holding company, we will depend on future dividends and other permitted payments from our subsidiaries to pay dividends to our shareholders. Our subsidiaries' ability to pay dividends, as well as our ability to pay dividends, is, and is expected to be, subject to regulatory, contractual, rating agency and other constraints. Our board of directors currently does not intend to declare dividends or make any other distributions.

    In addition, pursuant to our shareholders agreement, we have agreed not to declare any dividend or make any other distribution on our common shares, and not to repurchase any common shares, until we have repurchased from the Warburg Pincus funds, the Hellman & Friedman funds and the other holders of our preference shares, pro rata, on the basis of the amount of those shareholders' investment in us at the time of such repurchase, preference shares having an aggregate value of $250.0 million, at a per share price acceptable to those shareholders.

                                 CAPITALIZATION

    The following table sets forth our capitalization at December 31, 2001 on:

    - an historical basis; and

    - an as adjusted basis to give effect to this offering, receipt of all regulatory approvals with respect to the capital infusion and the issuances of restricted shares described in note (2) below.

    The following should be read in conjunction with our financial statements and the notes related thereto which are included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus supplement.

                                                                 DECEMBER 31, 2001
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Debt(1).....................................................  $       --   $       --
Shareholders' equity:
  Series A convertible preference shares, $0.01 par value,
    50,000,000 shares authorized, 35,687,735 shares issued
    and outstanding.........................................         357          357
  Common shares, $0.01 par value, 200,000,000 shares
    authorized, 13,513,538 shares issued and outstanding
    actual, 22,265,332 shares issued and outstanding as
    adjusted(2).............................................         135          223
  Additional paid-in capital................................   1,039,887    1,206,405
  Deferred compensation under share award plan..............      (8,230)      (8,230)
  Retained earnings (deficit)...............................     (11,610)     (11,610)
  Accumulated other comprehensive income consisting of
    appreciation (decline) in value of investments, net of
    income tax..............................................        (170)        (170)
                                                              ----------   ----------
    Total shareholders' equity..............................   1,020,369    1,186,975
                                                              ----------   ----------
    Total capitalization....................................  $1,020,369   $1,186,975
                                                              ==========   ==========

                                                                   DECEMBER 31, 2001
                                                              ---------------------------
                                                              HISTORICAL   AS ADJUSTED(3)
                                                              ----------   --------------
Book value:
    Per common share........................................      $20.05(4)       $19.65(4)
    Diluted.................................................      $19.59         $20.06
Common shares outstanding:
    Actual..................................................  13,513,538     22,265,332
    Diluted.................................................  52,097,108(5)   59,159,273(5)

------------------------

(1) Does not include reserves or other balance sheet or non-balance-sheet liabilities, including contingent liabilities. See "Selected Historical
    Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) The number of common shares outstanding is calculated as of March 8, 2002. This number differs from the number of common shares outstanding as of
    December 31, 2001 as a result of the inclusion of 1,689,629 restricted shares issued as part of the capital infusion and the issuance, during the period from January 1, 2002 through March 8, 2002, of 562,165 restricted shares to employees who joined us in 2002.

------------------------

    The number of common shares outstanding after this offering excludes:

The following dilutive shares (the "Dilutive Shares"):
    Common shares issuable upon conversion of outstanding
      preference shares.....................................  35,687,735
    Common shares issuable upon exercise of outstanding
      class A warrants......................................   1,206,206(a)
                                                              ----------
        Subtotal............................................  36,893,941
The following common shares issuable upon conversion or
  exercise of contingently issuable (the "Contingently
  Issuable Shares"):
    Preference shares(b)....................................     875,765
    Preference shares(c)....................................   2,831,174
    Class B warrants(d).....................................      33,495
                                                              ----------
        Subtotal............................................   3,740,434
                                                              ----------
            Total...........................................  40,634,375
                                                              ==========

     (a) Calculated using the treasury stock method. Class A warrants to purchase an aggregate of 5,401,707 common shares were outstanding as of March 8, 2002. The class A warrants are currently exercisable at $20.00 per share and expire on September 19, 2002.

     (b) Represents our current estimate of the number of additional preference shares that will be issued during the first quarter of 2002 pursuant to a post-closing purchase price adjustment under the subscription agreement entered into in connection with the capital infusion. See "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments--Audit Adjustment."

     (c) Represents an estimate of the number of additional preference shares that would be issued under the subscription agreement entered into in connection with the capital infusion in the event that, on or prior to September 19, 2005, the closing price of our common shares is at least $30.00 per share for at least 20 out of 30 consecutive trading days or a change of control occurs. See "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments--Adjustment for Trading Price or Change of Control."

     (d) Calculated using the treasury stock method. Class B warrants to purchase an aggregate of 150,000 common shares were outstanding as of December 31, 2001 and expire on September 19, 2005. Class B warrants become exercisable at $20.00 per share if the closing price of our common shares is at least $30.00 per share for at least 20 out of 30 consecutive trading days or a change of control occurs.

    The above information excludes the effects of our outstanding employee stock options (4,883,811 at March 8, 2002).

(3) "As adjusted" adjusts the "Historical, Actual" or "Historical, Diluted" information, as the case may be, by (a) 6,500,000 common shares offered hereby at an estimated price of $27.27 per common share, (b) the issuance of 1,689,629 restricted shares issued as part of the capital infusion and
    (c) 562,165 restricted shares issued, during the period from January 1, 2002 through March 8, 2002, to employees who joined us in 2002, but does not include the issuance of any Contingently Issuable Shares.

(4) For the purposes of calculating "Book value, Historical, Per common share" and "Book value, As adjusted, Per common share," Shareholders' equity at
    December 31, 2001 excludes the aggregate liquidation preference of $749.4 million for the preference shares issued in the capital infusion.

(5) "Common shares outstanding, Historical, Diluted" and "Common shares outstanding, As adjusted, Diluted" give effect to the Dilutive Shares, but does not include the issuance of any Contingently Issuable Shares.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following selected historical consolidated financial and operating data for the three-year period ended December 31, 2001 should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2001 which is incorporated herein by reference.

    Comparisons of our 2001 and 2000 results of operations to each other and to prior year periods are not relevant due to the changes in our business during 2000 and 2001, including (1) the sale of our prior reinsurance operations in May 2000, (2) our change of legal domicile and reorganization completed in November 2000, (3) our recent acquisition activity, (4) our new underwriting initiative and (5) the capital infusion.

                                                              YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                      2001              2000              1999
                                                  ------------      ------------      ------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net premiums written..........................  $    36,216       $   (10,604)(1)   $   306,726
  Net premiums earned...........................       30,918            87,530           311,368
  Net investment income.........................       12,120            15,923            20,173
  Net realized investment gains (losses)........       18,382            20,045            17,227
      Total revenues............................       76,454           127,634           344,800
Income (loss) before income taxes...............       24,144               503           (56,199)
Net income (loss)...............................       22,016            (8,012)          (35,636)
Average common shares outstanding:
  Basic.........................................   12,855,668        13,198,075        17,086,732
  Diluted.......................................   17,002,231(2)     13,198,075        17,086,732
Net income (loss) per common share:
  Basic.........................................  $      1.71       $     (0.61)      $     (2.09)
  Diluted.......................................  $      1.29       $     (0.61)      $     (2.09)
Cash dividends per share........................           --                --                --

                                                                    DECEMBER 31,
                                                  ------------------------------------------------
                                                      2001              2000              1999
                                                  ------------      ------------      ------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and invested assets........................  $ 1,019,058       $   276,053       $   579,874
Unpaid losses and loss adjustment expenses
  recoverable...................................       90,442                --            55,925
Total assets....................................    1,313,701           295,907           860,175
Reserves for losses and loss adjustment
  expenses:
  Before reinsurance recoverable................      113,507                --           364,554
  Net of reinsurance recoverable................       23,065                --           308,629
Shareholders' equity............................    1,020,369           272,299           342,330

------------------------

(1) Net premiums written for 2000 includes the reversal of $92.9 million of premiums recorded in prior periods in connection with the sale of our prior reinsurance operations in May 2000.

(2) For the purposes of calculating "Net income (loss) per common share," "Average common shares outstanding, Diluted" gives effect to the issuance of the Dilutive Shares, on a weighted average basis, calculated on the treasury stock method, where applicable, and does not give effect to the issuance of the Contingently Issuable Shares.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

NEW UNDERWRITING INITIATIVE AND NOVEMBER 20, 2001 CAPITAL INFUSION

    On October 24, 2001, we announced the launch of a new underwriting initiative to meet current and future demand in the global insurance and reinsurance markets. Simultaneously with the launch of this new underwriting initiative, we entered into agreements with the Warburg Pincus funds and the Hellman & Friedman funds and certain members of management to purchase from us in a private placement, for $763.2 million in cash, 35,687,735 series A convertible preference shares and 3,776,025 class A warrants. This capital infusion was consummated on November 20, 2001. The proceeds of the capital infusion were primarily contributed to our Bermuda and U.S. subsidiaries to support the new underwriting initiative.

EVENTS PRIOR TO THE NEW UNDERWRITING INITIATIVE

    2001 ACQUISITIONS. On February 28, 2001, we acquired one of our investee companies, American Independent Insurance Company ("American Independent"). American Independent underwrites private passenger automobile liability and physical damage insurance primarily in the Commonwealth of Pennsylvania. During 2001, 70% of American Independent's written premiums were ceded to third-party reinsurers. During 2002, we expect that approximately 20% of American Independent's written premiums will be ceded to third-party reinsurers.

    On June 22, 2001, we acquired all of the remaining ownership interests in Arch Risk Transfer Services Ltd. ("ART Services"), which provides insurance and alternative risk transfer services through rent-a-captive and other facilities. First American Insurance Company, a subsidiary of ART Services, is an admitted insurer in 49 states with an A.M. Best rating of "A-" (Excellent). During 2001, approximately 71% of ART Services' written premiums were ceded to third-party reinsurers. During 2002, we expect that less than half of ART Services' written premiums will be ceded to third-party reinsurers.

    The results of operations of American Independent and ART Services are included in our financial statements from the respective dates of acquisition. Prior to the date of acquisition of ART Services, we accounted for our 27% initial ownership interest in ART Services under the equity method.

    We entered into a definitive agreement on September 24, 2001 to acquire Rock River Insurance Company, an approved excess and surplus lines insurer in 45 states and the District of Columbia and an admitted insurer in two other states, for $19.3 million. We consummated this acquisition on February 1, 2002. Under the terms of the acquisition agreement, the existing policies and other liabilities of Rock River reinsured or otherwise assumed by the seller, Sentry Insurance, a mutual company, which has an A.M. Best rating of "A+" (Superior). At February 1, 2002, Rock River had net assets of approximately $17.0 million.

    FORMATION OF BERMUDA-BASED REINSURANCE SUBSIDIARY. On May 21, 2001, we formed our wholly owned Bermuda-based reinsurance subsidiary, Arch Re (Bermuda). Under the Insurance Act of 1978, Arch Re (Bermuda) is registered as a Class 4 and long-term insurer and reinsurer and, in December 2001, Arch Re (Bermuda) and Arch Re (US), our wholly owned U.S.-based reinsurance subsidiary, were assigned ratings of "A-" (Excellent) by A.M. Best.

    CHANGE OF LEGAL DOMICILE TO BERMUDA. On November 8, 2000, we completed an internal reorganization that resulted in our changing our legal domicile to Bermuda. In that transaction, the shareholders of Arch Capital (US) (formerly Risk Capital Holdings Inc.) became the shareholders of

ACGL. Prior to the reorganization, ACGL had no significant assets or capitalization and had not engaged in any business or prior activities other than in connection with the reorganization.

    MAY 2000 SALE OF OUR PRIOR REINSURANCE OPERATIONS. On May 5, 2000, we sold our prior reinsurance operations to Folksamerica Reinsurance Company. The Folksamerica transaction was structured as a transfer and assumption agreement (and not reinsurance), and, accordingly, the loss reserves (and any related reinsurance recoverables) relating to the transferred business are not included as assets or liabilities on our balance sheet. However, in the event that Folksamerica is unable to make payment of claims on the reinsurance business assumed by it in the May 2000 sale, we would be liable for such claims. Folksamerica has an A.M. Best rating of "A-" (Excellent). (See Note 3, "Acquisition of Subsidiaries and Disposition of Prior Reinsurance Operations," of the notes accompanying our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.) See "Risk Factors--Risks Relating to Our Company--We sold our prior reinsurance operations in May 2000 and may have liability to the purchaser and continuing liability from those reinsurance operations if the purchaser should fail to make payments on the reinsurance liabilities it assumed."

    In connection with that sale we placed $20.0 million of the purchase price in escrow. The agreement required that these funds would be held for a period of five years to reimburse Folksamerica if certain loss reserves transferred to it in the asset sale became deficient as measured at the end of such five-year period or to satisfy certain indemnity claims Folksamerica may have had during such period. In February 2002, we reached a definitive settlement agreement with Folksamerica pursuant to which we will satisfy all of our obligations under the escrow agreement for an amount equal to approximately $17.0 million, plus accrued interest income of $1.8 million, in cash.

LIQUIDITY AND CAPITAL RESOURCES

    ACGL is a holding company whose assets primarily consist of the shares in its subsidiaries. Generally, we depend on our available cash resources, liquid investments and dividends or other distributions from our subsidiaries to make payments, including the payment of operating expenses we may incur and for any dividends our board of directors may determine, and we may need to utilize funds from such sources in connection with acquisitions. ACGL does not currently intend to declare any dividends or make any other distributions.

    The ability of our regulated insurance subsidiaries to pay dividends or make distributions is dependent on their ability to meet applicable regulatory standards. Prior approval of the Bermuda Supervisor of Insurance is required if any dividend payments or other distributions of Arch Re (Bermuda) would reduce its total statutory capital by 15% or more. At December 31, 2001, Arch Re (Bermuda) had statutory capital of $508 million. As of December 31, 2001, our U.S. insurance and reinsurance subsidiaries may not pay any significant dividends or distributions during 2002 without prior regulatory approval. In addition, the ability of our insurance subsidiaries to pay dividends could be constrained by our dependence on financial strength ratings from independent rating agencies. Our ratings from these rating agencies depend to a large extent on the capitalization levels of our insurance subsidiaries.

    Pursuant to a shareholders agreement that we entered into in connection with the capital infusion, we have agreed not to declare any dividend or make any other distribution on our common shares, and not to repurchase any common shares, until we have repurchased from the Warburg Pincus funds, the Hellman & Friedman funds and the other holders of our preference shares, pro rata, on the basis of the amount of each of these shareholders' investment in us at the time of such repurchase, preference shares having an aggregate value of $250.0 million, at a per share price acceptable to these shareholders.

    Our new underwriting initiative and related capital infusion are designed to position us to address current and anticipated future needs for capacity in the global insurance marketplace. During the fourth quarter of 2001, we expanded our underwriting activities, initially with a primary focus on reinsurance, and we intend to continue to expand significantly our insurance and reinsurance underwriting activities in the future.

    Our aggregate invested assets, including cash and short-term investments, totaled $1.0 billion at December 31, 2001, compared to $276.1 million at December 31, 2000. The increase in cash and invested assets from 2000 to 2001 resulted primarily from the receipt of the proceeds from the capital infusion in November 2001.

    As of December 31, 2001, our readily available cash, short-term investments and marketable securities, excluding amounts held by our regulated insurance subsidiaries, totaled $108.5 million. Such amount consisted of $26.4 million of cash and short-term investments and $82.1 million of fixed maturity investments. As of that date, investments that are restricted or generally unavailable for liquidity purposes (other than our ownership interests in our subsidiaries and the invested assets of our regulated insurance subsidiaries) included
$35.4 million of privately held securities and $22.2 million of fixed maturity investments held in escrow in connection with the sale of our prior reinsurance operations to Folksamerica in May 2000. In addition, at December 31, 2001, we had investment commitments relating to our privately held investment, Distribution Investors, LLC, of approximately $0.6 million. In connection with the capital infusion on November 20, 2001, we were released from our obligations to make any further capital contributions to Trident II, other than with respect to outstanding capital calls of approximately $6.5 million, which we funded in November 2001.

    Cash flows are provided by premiums collected, fee income, investment income (excluding net realized investment gains) and collected reinsurance receivable balances, offset by reinsurance premiums payable, loss and loss expense payments and operating costs. Consolidated cash flows provided by (used for) operating activities for the years ended December 31, 2001, 2000 and 1999 were approximately ($5.6) million, $2.6 million and $7.5 million, respectively. The decline in cash flow in 2001 was primarily due to an increase in reinsurance recoverables at American Independent, and start-up costs related to the new underwriting initiative.

    Our expanded underwriting activities will initially be supported by our capital, and we expect that our other operational needs for the foreseeable future will be met by our balance of cash and short-term investments, as well as by funds generated from premiums and investment income and proceeds on the sale or maturity of our investments.

    We filed a Form S-3 shelf registration statement with the Securities and Exchange Commission on February 12, 2002. The shelf registration statement permits us to issue various types of securities, including unsecured debt securities, preference shares and common shares, from time to time, up to an aggregate of $500 million. This offering is being made pursuant to the shelf registration statement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

    Set forth below, in tabular form, is information as of December 31, 2001 for the periods indicated below concerning our obligations and commitments to make future payments under long-term obligations:

                                                              CONTRACTUAL OBLIGATIONS
                                                        LESS THAN                             MORE THAN
                                              TOTAL      1 YEAR      1-3 YEARS    4-5 YEARS    5 YEARS
                                             --------   ---------   -----------   ---------   ---------
                                                                   (IN THOUSANDS)
Operating Leases...........................   $5,081     $1,213       $2,751       $1,117          --
                                              ======     ======       ======       ======      ======

    We are in the process of putting in place a letter of credit facility for up to $200 million. We expect that this facility will have a one-year term. The purpose of this facility is to issue standby letters of credit in favor of primary insurance or reinsurance counterparties with which we have entered into reinsurance arrangements. Such letters of credit when issued will be secured by a first priority, perfected security interest in investment securities. Any issued letters of credit will expire 364 days from the date of issuance.

    We have agreed to make a non-recourse loan of up to $13.5 million to our Chairman, which will be used to pay income and self-employment taxes, payable in April 2002, on restricted shares granted to him on October 23, 2001. (See
Note 9, "Commitments," of the notes accompanying our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.)

INVESTMENTS

    At December 31, 2001, consolidated cash and invested assets totaled approximately $1.0 billion, consisting of $486.8 million of cash and short-term investments, $468.3 million of publicly traded fixed maturity investments, $22.2 million of short-term investments held in escrow, $41.6 million of privately held securities and $0.2 million of publicly traded equity securities. See "Business--Investments."

    Investments included in our private portfolio include securities issued by privately held companies that are generally restricted as to resale or are otherwise illiquid and do not have readily ascertainable market values. The risk of investing in such securities is generally greater than the risk of investing in securities of widely held, publicly traded companies. Lack of a secondary market and resale restrictions may result in an inability by us to sell a security at a price that would otherwise be obtainable if such restrictions did not exist and may substantially delay the sale of a security we seek to sell. At December 31, 2001, our private equity portfolio consisted of eight investments, with additional investment portfolio commitments in an aggregate amount of approximately $3.7 million. See Note 4, "Investment Information," of the notes accompanying our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.

    At December 31, 2001, almost all of our fixed maturity and short-term investments were rated investment grade by Moody's or Standard & Poor's and had an average Standard & Poor's quality rating of "AA-" and an average duration of approximately 1.9 years.

    We have not invested in derivative financial instruments such as futures, forward contracts, swaps or options or other financial instruments with similar characteristics such as interest rate caps or floors and fixed-rate loan commitments. Our portfolio includes market sensitive instruments, such as mortgage-backed securities, which are subject to prepayment risk and changes in market value in connection with changes in interest rates. Our investments in mortgage-backed securities, which amounted to approximately $91.1 million at December 31, 2001, or 8.9% of cash and invested assets, are classified as available for sale and are not held for trading purposes.

RESULTS OF OPERATIONS

    Comparisons of our 2001 and 2000 results of operations to each other and to prior year periods are not relevant due to the changes in our business during 2000 and 2001, including (1) the sale of our prior reinsurance operations in May 2000, (2) our change of legal domicile and reorganization completed in November 2000, (3) our recent acquisition activity, (4) our new underwriting initiative and (5) the capital infusion. In addition, because of these factors, as well as the other factors noted in "Cautionary Note Regarding Forward-Looking Statements," our historical financial results do not provide you with a meaningful measure of our future results. We have attempted to describe certain of these potential changes below.

    Statement of Financial Accounting Standards No. 131 requires certain disclosures about operating segments in a manner that is consistent with how management evaluates the performance of the segment. At December 31, 2001, our primary operating segment was insurance. In 2002, we expect to operate in two different business segments, insurance and reinsurance.

    We had consolidated net income (loss) of $22.0 million, ($8.0) million and ($35.6) million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in net income is primarily a result of the effects of the sale of our prior reinsurance operations in May 2000, the realignment of our investment portfolio in connection with the sale of our prior reinsurance operations (and the realization of gains thereon in connection therewith), and the reversal of a portion of the deferred tax valuation allowance, which was originally established as a result of that sale. Such reversal resulted primarily from the expected tax effects of the new underwriting initiative at our U.S.-based underwriting operations.

    Based on all information available to us to date, we believe that our insurance and reinsurance subsidiaries do not have any material exposures to the events of September 11, 2001.

UNDERWRITING ACTIVITIES

    For the year ended December 31, 2001, premiums written, losses incurred and commissions and brokerage resulted primarily from the acquisitions of American Independent and ART Services. The corresponding amounts for the years ended December 31, 2000 and December 31, 1999 reflect the results of our prior reinsurance operations which were sold in May 2000. Approximately 55% of the 2001 net premiums written were attributable to American Independent, and approximately 40% were attributable to ART Services. The remaining 5% was attributable to new business written by Arch Re (Bermuda) effective
December 31, 2001. We expect that our new underwriting initiative and improving market conditions will produce very substantial growth in our direct, assumed and net premiums written in 2002.

    A summary of premiums written is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                             2001       2000        1999
                                                           --------   ---------   --------
                                                                    (IN MILLIONS)
Direct premiums written..................................   $117.4     $   --      $   --
Assumed premiums written.................................      1.8      102.0       386.8
                                                            ------     ------      ------
  Gross premiums written.................................    119.2      102.0       386.8
Ceded premiums written...................................    (83.0)     (19.7)      (80.1)
                                                            ------     ------      ------
  Subtotal...............................................     36.2       82.3       306.7
Unearned premium portfolio transfer and assumption.......       --      (92.9)         --
                                                            ------     ------      ------
  Net premiums written...................................   $ 36.2     $(10.6)     $306.7
                                                            ======     ======      ======

REINSURANCE CEDED

    We follow the customary industry practice of reinsuring a portion of our exposures, paying to reinsurers and retrocessionaires a part of the premiums received on the policies we write. We monitor the financial condition of our reinsurers and retrocessionaires and attempt to place coverages only with substantial, financially sound carriers. During 2001, we ceded approximately two-thirds of our business written on a proportional basis in accordance with our then current business plan. Comparisons of premiums written between 2001 and 2000 are not meaningful because of the changes in our business discussed above. At December 31, 2001, substantially all of our reinsurance recoverables were due from carriers which had an A.M. Best rating of "A-" or better and we had no amounts recoverable from a single entity or group of entities that exceeded 5% of shareholders' equity. As a result of the new underwriting initiative and our enhanced financial position, we expect to retain a significant amount of business written by American Independent and ART Services as well as premiums written by Arch Re (Bermuda) and Arch Re (US). In 2002, reinsurance may be purchased on both a facultative and treaty basis primarily to reduce net liability on individual risks and, if deemed necessary, to reduce our exposure to catastrophic losses.

NET INVESTMENT INCOME

    At December 31, 2001, approximately 94% of our invested assets consisted of fixed maturity and short-term investments, exclusive of securities held in escrow, compared to 53% at December 31, 2000. Net investment income was approximately $12.1 million in 2001, compared to $15.9 million in 2000 and $20.2 million in 1999. Such amounts for 2001, 2000 and 1999 are net of investment expenses of $0.1 million, $0.9 million and $5.5 million, respectively. The investment expense amounts include investment advisory fees of $0.7 million, $0.8 million and $2.0 million, respectively. The 2001 and 2000 net investment expenses are offset by advisory fee income that we received from MMC Capital, Inc. in the amount of $1.25 million.

    The decrease in net investment income in 2001 compared with 2000 reflected primarily the decline in our average invested asset base resulting from the sale of our prior reinsurance operations. The impact was partially offset by investment income earned on the proceeds received from the capital infusion in November 2001 as well as the inclusion of the results of American Independent and ART Services. The decrease in net investment income in 2000 compared with 1999 primarily reflected the decline in our average invested asset base resulting from the sale of our prior reinsurance operations, partially offset by the decrease in investment expenses described above and a higher interest rate environment.

    Our investment yields at amortized cost were as follows for the periods set forth below:

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      2001       2000       1999
                                                    --------   --------   --------
Investment yields:
  Pre-tax.........................................    5.2%       4.3%       3.6%
  Net of tax......................................    4.6%       3.1%       2.7%

    Proceeds from the capital infusion were initially invested in short duration, high quality fixed maturities and short-term investments. Yields on future investment income may vary based on investment allocation decisions, economic conditions and other factors. Investment yields in 2000 and 1999 reflect a significant allocation of the total investment portfolio in equity securities, which yield less current income than fixed maturity investments. At December 31, 2000 and 1999, public and private equity securities approximated 40% and 41%, respectively, of total cash and invested assets. Additionally such investment yields exclude the equity in net income or loss of private equity investments accounted for under the equity method of accounting.

RESERVE FOR LOSS OF ESCROWED ASSETS

    In connection with the definitive settlement agreement reached with Folksamerica in February 2002 (as described above under "--General--May 2000 Sale of Our Prior Reinsurance Operations"), for 2001, we recorded an after-tax benefit of $0.4 million to reflect the net effects of this agreement. During 2000, our net loss included an after-tax charge of $9.8 million related to the escrowed assets. (See Note 3, "Acquisition of Subsidiaries and Disposition of Prior Reinsurance Operations," of the notes accompanying our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.)

OTHER OPERATING EXPENSES

    Other operating expenses were $27.7 million in 2001, compared to $6.9 million and $14.2 million for the years ended December 31, 2000 and 1999, respectively. The increase in operating expenses is primarily due to the 2001 acquisitions. In addition, during the fourth quarter of 2001, we incurred approximately $4.0 million of costs from the formation of our new reinsurance operations. We expect that we will incur a significant amount of additional costs in 2002 in connection with the expected increase in our insurance and reinsurance operations.

PROVISION FOR NON-CASH COMPENSATION

    During 2001, we made certain grants to new and existing employees under our stock incentive plans and other arrangements, resulting in pre-tax charges of $2.8 million. These grants were made primarily in connection with our new underwriting initiative, which resulted in the increase in non-cash compensation in 2001. As a result of the new initiative, we expect to reflect a significant increase in non-cash compensation in 2002. In 2000 and 1999, we made grants under our stock incentive plans and other arrangements that resulted in pre-tax charges of $1.1 million and $0.6 million, respectively.

NET REALIZED GAINS (LOSSES) ON INVESTMENTS

    Our sources of net realized investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                           ------------------------------
                                                             2001       2000       1999
                                                           --------   --------   --------
                                                                   (IN THOUSANDS)
Fixed maturities.........................................  $(2,116)   $(15,550)  $(1,776)
Publicly traded equity securities........................   22,896      30,088    16,798
Privately held securities................................   (2,398)        177     2,205
                                                           -------    --------   -------
  Subtotal...............................................   18,382      14,715    17,227
Loss on fixed maturities included in gain on sale of
  prior reinsurance operations...........................       --       5,330        --
                                                           -------    --------   -------
    Net realized investment gains........................   18,382      20,045    17,227
Income tax expense.......................................    7,242       7,408     6,029
                                                           -------    --------   -------
    Net realized investment gains, net of tax............  $11,140    $ 12,637   $11,198
                                                           =======    ========   =======

INCOME TAXES

    Under current Bermuda law, we are not obligated to pay any taxes in Bermuda based upon income or capital gains. We have received a written undertaking from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income, gain or appreciation on any capital asset, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to us or our operations until March 28, 2016. This undertaking does not, however, prevent the imposition of taxes on any person ordinarily resident in Bermuda or any company in respect of its ownership of real property or leasehold interests in Bermuda.

    ACGL and our Bermuda and other non-U.S. subsidiaries will be subject to U.S. federal income tax to the extent that they derive U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of a trade or business within the United States and is not exempt from U.S. tax under an applicable income tax treaty with the United States. They will be subject to a withholding tax on dividends from U.S. investments and interest from certain U.S. payors. In addition, Arch Re (Bermuda) will be subject to excise taxes on United States insurance and reinsurance premiums received by it.

    We do not consider ACGL or our Bermuda or other non-U.S. subsidiaries to be engaged in a trade or business within the United States and, consequently, do not expect them to be subject to direct U.S. income taxation. See "Risk Factors--Risks Relating to Taxation" and "Material U.S. Federal Income Tax Considerations." Our U.S. subsidiaries will continue to be subject to U.S. income taxes on their worldwide income.

    Our 2001 income tax expense was $2.1 million, resulting in an effective tax rate of 9%. The effective tax rate was lower than the U.S. federal income tax rate of 35% primarily as a result of a reduction in the valuation allowance on certain deferred tax assets, which was slightly offset by foreign losses not subject to U.S. tax. This reduction resulted primarily from the expected tax effects of the new underwriting initiative at our U.S.-based underwriting operations, which included an increase in our on-shore investment portfolio.

    Our 2000 income tax expense was $8.5 million, compared with an income tax benefit of $20.9 million in 1999. In 2000, income tax expense on our pre-tax net loss included a charge to establish a valuation allowance of $5.7 million that adjusted our deferred income tax asset to its estimated realizable value. Income tax expense for 2000 also included the write-off of certain deferred tax assets in the amount of $3.0 million in connection with our change of legal domicile to Bermuda. In 1999, Arch Re (US)'s underwriting results had significantly deteriorated, resulting in a pre-tax net loss that generated an income tax benefit for the year.

    At December 31, 2001, the net deferred income tax asset was $13.7 million after reflecting a valuation allowance of $9.6 million recorded to reduce the net deferred income tax asset to the amount that management expects to more likely than not be realized. This valuation allowance primarily relates to certain deferred income tax assets of ART Services, which was acquired during 2001, and also reflects the reduction in the valuation allowance recorded at December 31, 2000 due to the expected tax effects of the new underwriting initiative, as discussed above. At December 31, 2000, we had a valuation allowance of $5.7 million that adjusted the net deferred income tax asset to its estimated realizable value of $8.2 million. At December 31, 1999, we did not have a valuation allowance because we believed at that time the entire deferred tax asset was realizable due to our ability to generate future taxable income. See "--Critical Accounting Policies, Estimates and Recent Accounting Pronouncements--Valuation Allowance."

    We have net operating loss carryforwards totaling $43.3 million at December 31, 2001. Such net operating losses are currently available to offset our future taxable income and expire between 2011 and 2021. We also have an alternative minimum tax credit carryforward in the amount of $1.0 million which can be carried forward without expiration.

    On November 20, 2001, we underwent an ownership change for U.S. federal income tax purposes as a result of the capital infusion. As a result of this ownership change, limitations are imposed upon the utilization of our existing net operating losses.

    Upon our change of legal domicile to Bermuda in November 2000, Arch Capital
(US) distributed substantially all of its public equity portfolio to its Bermuda parent, ACGL, at the then current market values and realized gains for tax purposes of $21.0 million. The associated U.S. federal income tax expense of $7.4 million reduced our net operating loss carryforwards by a corresponding amount. However, for financial reporting purposes, since the securities had not been sold to an unrelated third party, the realized gain had been deferred and was reported as unrealized appreciation in our consolidated financial statements. Accordingly, the income tax expense was also deferred and reduced unrealized appreciation in the consolidated financial statements. In 2001, we divested of this public equity portfolio in its entirety and, accordingly, have recognized the U.S. federal income tax expense of $7.4 million in our consolidated financial statements for the year ended December 31, 2001. See
Note 7, "Income Taxes," of the notes accompanying our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.

MARKET SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

    The following analysis presents hypothetical losses in cash flows, earnings and fair values of market sensitive instruments which are held by us as of December 31, 2001 and are sensitive to changes in interest rates and equity security prices. This risk management discussion and the estimated amounts generated from the following sensitivity analysis represent forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets. The methods used by us to assess and mitigate risk should not be considered projections of future events or losses.

    Market risk represents the risk of changes in the fair value of a financial instrument and is comprised of several components, including liquidity, basis and price risks. The focus of the SEC's market risk rules is on price risk. For purposes of specific risk analysis, we employ sensitivity analysis to determine the effects that market risk exposures could have on the future earnings, fair values or cash flows of our financial instruments.

    The financial instruments included in the following sensitivity analysis consist of all of our cash and invested assets, excluding investments carried under the equity method of accounting.

EQUITY PRICE RISK

    We are exposed to equity price risks on the private equity securities included in our investment portfolio. All of our privately held securities were issued by insurance and reinsurance companies or companies providing services to the insurance and reinsurance industry. We typically do not attempt to reduce or eliminate our market exposure on these securities. Investments included in our private portfolio include securities issued by privately held companies that are generally restricted as to resale or are otherwise illiquid and do not have readily ascertainable market values. Investments in privately held securities issued by privately held companies may include both equity securities and securities convertible into, or exercisable for, equity securities (some of which may have fixed maturities).

    Our privately held equity securities, which at December 31, 2001 were carried at a fair value of $41.6 million, have exposure to price risk. The estimated potential losses in fair value for our privately held equity portfolios resulting from a hypothetical 10% decrease in quoted market prices, dealer quotes or fair value is $4.2 million.

INTEREST RATE RISK

    The aggregate hypothetical loss generated from an immediate adverse shift in the treasury yield curve of 100 basis points would result in a decrease in total return of 1.9%, which would produce a decrease in market value of $8.6 million on our fixed maturity investment portfolio, valued at $468.3 million at December 31, 2001. There would be no material impact on our short-term investments.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND RECENT ACCOUNTING PRONOUNCEMENTS

    The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to insurance and other reserves, intangible assets, bad debts, income taxes, pensions, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

PREMIUM REVENUES AND RELATED EXPENSES

    Insurance premiums written are recorded in accordance with the terms of the underlying policies. Reinsurance premiums assumed are recognized as income on a straight line basis over the terms of the related reinsurance contracts. These amounts are based on reports received from ceding companies, supplemented by our own estimates of premiums for which ceding company reports have not been received. Subsequent differences arising on such estimates are recorded in the period they are determined. Unearned premium reserves represent the portion of premiums written that relates to the unexpired terms of contracts in force. Certain of our contracts included provisions that adjusted premiums or acquisition costs based upon the experience under the contracts. Premiums written and earned as well as related acquisition expenses under those contracts are recorded based upon the expected ultimate experience under these contracts.

    Acquisition costs, which vary with and are primarily related to the acquisition of policies, consisting principally of commissions and brokerage expenses incurred at the time a contract is issued, are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are carried at their estimated realizable value based on the related unearned premiums and take into account anticipated losses and loss adjustment expenses, based on historical and current experience and anticipated investment income.

LOSSES AND LOSS ADJUSTMENT EXPENSES

    Insurance reserves are inherently subject to uncertainty. Loss and loss adjustment expense reserves represent estimates involving actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize actuarial models as well as historical insurance and reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty claims, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property claims tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property claims, actual losses and loss adjustment expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. For reinsurance assumed, such reserves are based on reports received from ceding companies, supplemented by our estimates of reserves for which ceding company reports have not been received, and our own historical experience.

    If our loss and loss adjustment expense reserves are determined to be inadequate, we will be required to increase the reserves with a corresponding reduction in net income in the period in which the deficiency is determined. It is possible that claims in respect of events that have occurred could exceed our reserves and have a material adverse effect on our results of operations in a particular period or our financial condition in general.

    Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could very significantly exceed the premiums received on the underlying policies.

    We will attempt to limit our risk of loss through reinsurance and retrocessional arrangements. The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control.

COLLECTION OF INSURANCE BALANCES

    We maintain allowances for doubtful accounts for probable losses resulting from our inability to collect premiums. In addition, we are subject to credit risk with respect to our reinsurance and retrocessions because the ceding of risk to reinsurers and retrocessionaires does not relieve us of our liability to the companies we reinsure. If the financial condition of our reinsurers or retrocessionaires were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

VALUATION ALLOWANCE

    We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. In addition, if we subsequently assessed that the valuation allowance was no longer needed, then a benefit would be recorded to income in the period such determination was made.

INVESTMENTS

    We currently classify all of our publicly traded fixed maturity, short-term investments and equity securities as "available for sale" and, accordingly, they are carried at estimated fair value. The fair value of publicly traded fixed maturity securities and publicly traded equity securities is estimated using quoted market prices or dealer quotes.

STOCK ISSUED TO EMPLOYEES

    We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for our employee stock options because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Accordingly, under APB No. 25, compensation expense for stock option grants is recognized by us to the extent that the fair value of the underlying stock exceeds the exercise price of the option at the measurement date. In addition, under APB No. 25, we do not recognize compensation expense for stock issued to employees under our stock purchase plan. See Note 10, "Stock and Stock Option Plans," of the notes accompanying our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 which is incorporated herein by reference.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires, among other things, the purchase method of accounting to be applied for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We do not expect the application of SFAS No. 141 to have a material impact on our financial position or results of operations.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which became effective for us on January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of the amortization of goodwill and the introduction of impairment testing in its place. In addition, SFAS
No. 142 includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. At December 31, 2001, we had goodwill of approximately $26.3 million. Pursuant to SFAS No. 142, we will test our goodwill for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of an accounting change. We have not yet developed an estimate of the impact of the adoption of SFAS No. 142 on our consolidated results of operations. We believe that the adoption of SFAS No. 142 will not have a material impact on our consolidated financial condition.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends portions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and we adopted it on January 1, 2002. We do not expect the application of SFAS No. 144 to have a material impact on our financial position or results of operations.

INFLATION

    Inflation may have an effect on us because inflationary factors can increase damage awards and potentially result in larger claims. Our underwriting philosophy is to adjust premiums in response to inflation, although this may not always be possible due to competitive pressure. Inflationary factors will be considered in determining the premium level on any multi-year policies at the time contracts are written.

                                    BUSINESS

    We are a Bermuda public limited liability company with $1.0 billion in equity capital and, through operations in Bermuda and the United States, are positioned to write reinsurance on a worldwide basis and insurance throughout the United States. While we are positioned to provide a full range of property and casualty insurance and reinsurance lines, we are focusing on writing specialty lines of insurance and reinsurance profitably and earning a superior return on equity as we establish an enduring underwriting franchise.

OUR REINSURANCE OPERATIONS

    Our Reinsurance Group is worldwide, with U.S. and Bermuda-based operations. It has two principal offices, one located in Hamilton, Bermuda and the other in Morristown, New Jersey. As of March 14, 2002, the group has 36 employees consisting of 20 underwriters, seven other professionals and nine non-professionals. We expect that our Reinsurance Group will have approximately 55 total employees once fully staffed.

STRATEGY

    Our Reinsurance Group's strategy is to capitalize on our financial capacity, experienced management and operational flexibility to offer multiple products through our Bermuda- and U.S.-based operations. The group's operating principles are:

    - ACTIVELY SELECT AND MANAGE RISKS. We will not underwrite business that does not meet our profitability criteria, and we will emphasize disciplined underwriting over premium growth. To this end, we will maintain centralized control over reinsurance underwriting guidelines and authorities.

    - MAINTAIN FLEXIBILITY AND RESPOND TO CHANGING MARKET CONDITIONS. Our organizational structure and philosophy allow us to take advantage of increases or changes in demand or favorable pricing trends. We believe that our existing Bermuda and U.S.-based platform, broad underwriting expertise, and substantial capital will facilitate adjustments to our mix of business geographically and by line and type of coverage. We believe that this flexibility will allow us to participate in those market opportunities that provide the greatest potential for underwriting profitability.

    - MAINTAIN A LOW COST STRUCTURE. We believe that maintaining tight control over our staffing and operating as a broker market reinsurer will permit us to maintain low operating costs relative to our capital and premiums.

LINES OF BUSINESS

    We are seeking to write "large lines" (I.E., significant portions) on a select number of specialty property and casualty reinsurance treaties.

    Our Reinsurance Group focuses on the following lines of business:

    - PROPERTY CATASTROPHE REINSURANCE. Property catastrophe reinsurance provides coverage on an excess of loss basis when aggregate losses and loss adjustment expense from a single occurrence of covered peril exceed the attachment point specified in the policy. Some of our property catastrophe contracts limit coverage to one occurrence in a policy year, but most contracts generally provide for at least one reinstatement of the limit covered, which could result in two or more exposures to a given risk.

    - PROPERTY RISK EXCESS OF LOSS. We also write risk excess of loss property reinsurance. Risk excess of loss reinsurance responds to a loss of the reinsured on a single "risk" of the type reinsured rather than to aggregate losses for all covered risks as does catastrophe reinsurance. The risk excess of loss property protects the reinsured from losses in excess of its retention level on a single risk. A "risk" in this context might mean the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy, which the reinsured treats as a single risk. Risk excess contracts are generally "all risk" in nature, similar to property catastrophe reinsurance.

    - PROPERTY PRO RATA. In pro rata reinsurance, we assume a specified portion of the risk on the specified coverage and receive an equal proportion of the premium. The ceding insurer receives a commission based upon the premiums ceded to the reinsurer and may also be entitled to receive a profit commission based on the ratio of losses, loss adjustment expense and the reinsurer's expenses to premiums ceded. A pro rata reinsurer is dependent upon the ceding insurer's underwriting, pricing and claims administration to yield an underwriting profit. In some instances we may be entitled to the benefit of other reinsurance, known as common account reinsurance, purchased by the ceding company on an account reinsured by us on a pro rata basis.

    - CASUALTY. We also write the following lines of business on both a pro rata and excess of loss basis: general liability (including excess general liability), workers' compensation, commercial transportation, non-standard auto liability, surety, aviation & aerospace, marine, medical malpractice, directors and officers, errors and omissions and energy. We may write other lines, including trade credit and political risk.

    Although we will seek to exclude terrorism from the property reinsurance which we write, we may specifically reinsure risks resulting from terrorism on an excess of loss basis, or, based on market factors, we may determine to include terrorism risk. Our reinsurance business may also include clash covers which are excess of loss agreements where the underlying amount to be retained by the ceding insurer is at an amount which is higher than the limit on any one reinsured policy. Such agreements provide payment of loss when the unusual circumstances occur where two or more casualty policies (or, with respect to workers compensation coverages, multiple employees) experience the same occurrence of loss and the total amount of the payment of losses for the multiple policies exceeds the clash cover retention amount.

    We also write non-traditional business that is intended to provide insurers with creative risk management solutions that complement traditional reinsurance. Under these covers, we would assume a measured amount of insurance risk in exchange for a specified margin. Coverages may include a combination of sublimits and caps. Examples of such non-traditional business include aggregate stop-loss coverages and financial quota share coverages.

UNDERWRITING PHILOSOPHY

    We employ a disciplined, analytical approach to underwriting reinsurance risks that is designed to specify an adequate premium for a given exposure commensurate with the amount of capital we anticipate placing at risk. Many of our underwriters are also actuaries. We believe that employing actuaries on the front-end of the underwriting process gives us an advantage in evaluating risks and constructing a high quality book of business.

    As part of our underwriting process, we typically assess a variety of factors, including:

    - the reputation of the proposed cedent and the likelihood of establishing a long-term relationship with the cedent, the geographic area in which the cedent does business, together with its catastrophe exposures, and our market share in that area;

    - historical loss data for the cedent and, where available, for the industry as a whole in the relevant regions, in order to compare the cedent's historical loss experience to industry averages;

    - projections of future loss frequency and severity; and

    - the perceived financial strength of the cedent.

    For our catastrophe exposed reinsurance business, we have developed underwriting guidelines under which we generally limit the amount of exposure we will assume from any one reinsured and the amount of the aggregate exposure to catastrophe losses in any geographic zone.

MARKETING

    We market our reinsurance products through brokers. Brokers do not have the authority to bind us with respect to reinsurance agreements, nor do we commit in advance to accept any portion of the business that brokers submit to us. Reinsurance business from any ceding company, whether new or renewal, is subject to acceptance by us.

CLAIMS MANAGEMENT

    Claims management includes the receipt of initial loss reports, creation of claim files, determination of whether further investigation is required, establishment and adjustment of case reserves and payment of claims. Additionally, audits will be conducted for both specific claims and overall claims procedures at the offices of selected ceding companies. We may make use of outside consultants for claims work.

OUR INSURANCE OPERATIONS

    Our Insurance Group will have operations in the U.S. and Bermuda. As of March 14, 2002, our Insurance Group has 37 employees consisting of 17 underwriters, 16 other professionals and 4 non-professionals. We expect that the number of employees in our Insurance Group will increase significantly as we expand our insurance operations.

STRATEGY

    Our Insurance Group strategy is to write business profitably (on both a gross and net basis) across all of our product lines. Our Group's operating principles are:

    - CAPITALIZE ON PROFITABLE UNDERWRITING OPPORTUNITIES. We believe that our experienced management and underwriting team will be able to locate and identify lines of business with attractive risk/ reward characteristics. As profitable underwriting opportunities are identified, we will make additions to our product portfolio in order to take advantage of market trends. This could include adding underwriting and other professionals with specific expertise in specialty lines of business.

    - CENTRALIZE RESPONSIBILITY WITHIN EACH LINE OF BUSINESS. Our Insurance Group will consist of "profit centers" consisting of individual lines of business. Within each profit center, profit center managers will oversee the underwriting and other functions within each business region, and regional executives will be responsible for overall profitability within each business line. We believe that this organizational structure will allow close control of our profitability, and create clear accountability, within each line of business and each region.

    - MAINTAIN A DISCIPLINED UNDERWRITING PHILOSOPHY. Our underwriting philosophy is to generate an underwriting profit through prudent risk selection and proper pricing. We believe that the key to this approach is strict adherence to uniform underwriting standards across all lines of business. Our insurance senior management intends to provide close control of the underwriting process.

    - FOCUS ON PROVIDING SUPERIOR CLAIMS MANAGEMENT. We believe that claims handling is an integral component of credibility in the market for insurance products. Therefore, we believe that our ability to handle claims expeditiously and satisfactorily will be a key to our success. We intend to use experienced internal claims professionals, as well as nationally recognized external claims managers.

    - UTILIZE AN OPEN BROKERAGE DISTRIBUTION SYSTEM. We believe that by avoiding reliance on contractual relationships with brokers or other agents, we can efficiently access a broad customer base while maintaining underwriting control. We will compensate our distribution sources on a risk-by-risk basis and we do not intend to offer additional incentives based on volume or profitability.

LINES OF BUSINESS

    Our Insurance Group will initially comprise six lines of business or "profit centers": property, casualty (including excess and umbrella), executive assurance (including, but not limited to, financial and commercial institution directors and officers liability and errors and omissions coverage), medical malpractice, professional liability insurance (including, but not limited to, architects and engineers, small to medium accounting firms and lawyers professional liability) and program business (including alternative risk). Once these units are operational, we will explore other opportunities in new areas which may include: marine, environmental liability, construction risk and surety.

UNDERWRITING PHILOSOPHY

    Our Insurance Group's underwriting philosophy is to generate an underwriting profit (on both a gross and net basis) through prudent risk selection and proper pricing across all lines of business. One key to this philosophy will be the strict adherence to uniform underwriting standards across each profit center that will focus on the following:

    - risk selection;

    - desired attachment point;

    - limits and retention management;

    - due diligence, including as to financial condition, claims history, management, and product, class and territorial exposure;

    - underwriting authority and appropriate approvals; and

    - collaborative decision-making.

MARKETING

    Our Insurance Group's products will be marketed principally through licensed independent brokers and wholesalers. We anticipate that a majority of our volume may emanate from the top three insurance brokers.

CLAIMS MANAGEMENT

    Our claims department will provide underwriting and loss service support to all of our branches. In addition, claims personnel will fully participate in the creation of insurance products. Members of our claims department will work with our underwriting professionals as functional teams in order to develop products and services that our customers desire and may use independent national claims firms for investigations and field adjustments.

RESERVES

    We believe we have applied, and will continue to so apply, a conservative reserving philosophy for both our insurance and reinsurance operations. We utilize regular actuarial reviews. Reserve estimates are derived after extensive consultation with individual underwriters, actuarial analysis of the loss reserve development and comparison with market benchmarks. We are building our actuarial staff and will utilize both internal and external actuaries. Generally, reserves are established without regard to whether we may subsequently contest the claim. We do not currently expect to discount our loss reserves.

    Loss reserves represent estimates of what the insurer or reinsurer ultimately expects to pay on claims at a given time, based on facts and circumstances then known, and it is possible that the ultimate liability may exceed or be less than such estimates. Even actuarially sound methods can lead to subsequent adjustments to reserves that are both significant and irregular due to the nature of the risks written. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies, Estimates and Recent Accounting Pronouncements--Losses and Loss Adjustment Expenses."

INVESTMENTS

    At December 31, 2001, consolidated cash and invested assets totaled approximately $1.0 billion, consisting of $486.8 million of cash and short-term investments, $468.3 million of publicly traded fixed maturity investments, $22.2 million of fixed maturities held in escrow, $41.6 million of privately held securities and $0.2 million of publicly traded equity securities. Our strategy is to maximize our underwriting profitability and fully deploy our capital through our underwriting activities. Consequently, we have established an investment policy, which we consider to be conservative. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Investments."

    Our current investment guidelines stress preservation of capital, market liquidity, and diversification of risk. To achieve this objective, our current fixed income investment guidelines call for an average credit quality of "Aa3" and "AA-" as measured by Moody's and Standard & Poor's, respectively. Notwithstanding the foregoing, our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities.

    At December 31, 2001, almost all of our fixed maturity and short-term investments were rated investment grade by Moody's or Standard & Poor's and had an average Standard & Poor's quality rating of "AA-" and an average duration of approximately 1.9 years.

    The following table summarizes the fair value of our investments and cash and short-term investments at the dates indicated.

                                                                    DECEMBER 31,
                                     ---------------------------------------------------------------------------
                                             2001                       2000                       1999
                                     ---------------------      ---------------------      ---------------------
                                     ESTIMATED      % OF        ESTIMATED      % OF        ESTIMATED      % OF
                                     FAIR VALUE    TOTAL        FAIR VALUE    TOTAL        FAIR VALUE    TOTAL
                                     ----------   --------      ----------   --------      ----------   --------
                                                               (DOLLARS IN THOUSANDS)
Cash and short-term investments....  $  486,790      48%         $108,868       39%         $ 82,242       14%
Short-term investments held in
  escrow...........................      22,156        2               --        --               --        --
                                     ----------     ----         --------      ----         --------      ----
      Sub-total....................     508,946       50          108,868        39           82,242        14
                                     ----------     ----         --------      ----         --------      ----
Fixed maturities:
  U.S. government and government
    agencies.......................     137,861       14           27,122        10           41,095         7
  Municipal bonds..................          --       --               --        --           52,245         9
  Corporate bonds..................     239,261       23            5,835         2          136,838        24
  Mortgage and asset-backed
    securities.....................      91,147        9            5,518         2           27,298         5
  Foreign governments..............          --       --               --        --            3,591         1
                                     ----------     ----         --------      ----         --------      ----
      Sub-total....................     468,269       46           38,475        14          261,067        46
                                     ----------     ----         --------      ----         --------      ----
Fixed maturities held in escrow....          --       --           20,970         8               --        --
                                     ----------     ----         --------      ----         --------      ----
Equity securities:
  Publicly traded..................         235       --           51,322        19          158,631        27
  Privately held...................      41,608        4           56,418        20           77,934        13
                                     ----------     ----         --------      ----         --------      ----
      Sub-total....................      41,843        4          107,740        39          236,565        40
                                     ----------     ----         --------      ----         --------      ----
        Total......................  $1,019,058     100%         $276,053      100%         $579,874      100%
                                     ==========     ====         ========      ====         ========      ====

    Primarily because of the potential for large claims payments, our investment portfolio is structured to provide a high level of liquidity. The table below shows the contractual maturities of our fixed maturities at December 31, 2001:

                                                           DECEMBER 31, 2001
                                                       --------------------------
                                                       ESTIMATED        AMORTIZED
                                                       FAIR VALUE         COST
                                                       ----------       ---------
                                                             (IN THOUSANDS)
Available for sale:
  Due in one year or less............................   $  9,351        $ 10,438
  Due after one year through five years..............    322,923         321,315
  Due after five years through ten years.............     34,751          31,445
  Due after 10 years.................................     10,097          12,804
                                                        --------        --------
    Sub-total........................................    377,122         376,002
                                                        --------        --------
  Mortgage and asset-backed securities...............     91,147          91,152
                                                        --------        --------
      Total..........................................   $468,269        $467,154
                                                        ========        ========

    The table below presents the credit quality (according to Standard & Poor's) distribution of our fixed maturities at December 31, 2001:

                                                        DECEMBER 31, 2001
                                                    -------------------------
                                                    ESTIMATED          % OF
                                                    FAIR VALUE        TOTAL
                                                    ----------       --------
                                                         (IN THOUSANDS)
AAA...............................................   $199,416          42.6%
AA................................................     31,847           6.8%
A.................................................    147,679          31.5%
BBB...............................................     87,378          18.7%
B.................................................      1,949           0.4%
                                                     --------         ------
      Total.......................................   $468,269         100.0%
                                                     ========         ======

RATINGS

    Our reinsurance subsidiaries, Arch Re (US), Arch Re (Bermuda) and First American Insurance Company, each currently have financial strength ratings of "A-" (Excellent) from A.M. Best and American Independent Insurance Company has a financial strength rating of "C++" (Marginal) from A.M. Best. We do not believe that American Independent's non-standard automobile business is particularly ratings sensitive because its insureds purchase insurance primarily to satisfy state and local insurance and financial reporting requirements. Rock River has a financial strength rating of "A+u" (Superior--under review) from A.M. Best and Cross River has a financial strength rating of "NR-2" (Insufficient Size and/or Operating Experience) from A.M. Best. We are currently seeking to improve the financial strength for Rock River and Cross River, and we are also seeking ratings for our other principal U.S. insurance subsidiaries.

    Recently, rating agencies have been coming under increasing pressure as a result of high-profile corporate bankruptcies and may, as a result, increase their scrutiny of rated companies, revise their rating policies or take other action. We can offer no assurances that our ratings will remain at their current levels.

COMPETITION

    The world-wide reinsurance and insurance businesses are highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers and others, some of which have greater financial, marketing and management resources than us and have had longer-term relationships with insureds and brokers than us. We compete with other insurers and reinsurers primarily on the basis of overall financial strength, ratings assigned by independent rating agencies, geographic scope of business, strength of client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, employee experience, and qualifications and local presence.

LEGAL MATTERS

    We, in common with the insurance industry in general, are subject to litigation and arbitration in the normal course of our business. As of December 31, 2001, we were not a party to any material litigation or arbitration other than as part of the ordinary course of business in relation to claims activity, none of which is expected by management to have a significant adverse effect on our results of operation and financial condition and liquidity.

OTHER OPERATIONS

    During the period following the sale of our prior reinsurance operations in May 2000 through the announcement of our underwriting initiative in October 2001, we built and acquired insurance businesses that enable us to generate both fee-based revenue (E.G., commissions and advisory and management fees) and risk-based revenue (I.E., insurance premium). As part of this strategy, we acquired certain businesses, including Hales & Company Inc. (an insurance advisory firm) and American Independent Insurance Holding Company (which principally writes non-standard automobile coverages), which are considered "non-core businesses" for purposes of the capital infusion. See "The Capital Infusion."

U.S. INSURANCE REGULATION

GENERAL

    In common with other insurers, our U.S.-based insurance subsidiaries are subject to extensive governmental regulation and supervision in the various states and jurisdictions in which they are domiciled and licensed to conduct business. The laws and regulations of the state of domicile have the most significant impact on operations. This regulation and supervision is designed to protect policyholders rather than investors. Generally, regulatory authorities have broad supervisory powers over such matters as licenses, standards of solvency, premium rates, policy forms, marketing practices, investments, security deposits, methods of accounting, form and content of financial statements, reserves and provisions for unearned premiums, unpaid losses and loss adjustment expenses, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. Certain insurance regulatory requirements are highlighted below. In addition, regulatory authorities conduct periodic financial and market conduct examinations.

CREDIT FOR REINSURANCE

    Arch Re (US) is subject to insurance regulation and supervision that is similar to the regulation of licensed primary insurers. However, the terms and conditions of reinsurance agreements generally are not subject to regulation by any governmental authority with respect to rates or policy terms. This contrasts with primary insurance policies and agreements, the rates and terms of which generally are regulated by state insurance regulators. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

    A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

    - if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

    - if the reinsurer is an "accredited" or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

    - in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets certain financial requirements; or

    - if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are collateralized appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.

    As a result of the requirements relating to the provision of credit for reinsurance, Arch Re (US) and Arch Re (Bermuda) are indirectly subject to certain regulatory requirements imposed by jurisdictions in which ceding companies are licensed.

    As of March 8, 2002, Arch Re (US) is licensed or is an accredited or otherwise approved reinsurer in 43 states and the District of Columbia, First American is licensed or otherwise approved as an insurer in 49 states and the District of Columbia, Cross River is licensed or otherwise approved as an excess and surplus lines insurer in 23 states and the District of Columbia, Rock River is licensed or otherwise approved as an excess and surplus lines insurer in 47 states and the District of Columbia and American Independent Insurance Company is licensed as an insurer in three states. Arch Re (Bermuda) is not, and does not expect to become, so licensed or approved.

HOLDING COMPANY ACTS

    State insurance holding company system statutes and related regulations provide a regulatory apparatus which is designed to protect the financial condition of domestic insurers operating within a holding company system. All insurance holding company statutes require disclosure and, in some instances, prior approval of material transactions between the domestic insurer and an affiliate. Such transactions typically include sales, purchases, exchanges, loans and extensions of credit, reinsurance agreements, service agreements, guarantees and investments between an insurance company and its affiliates, involving in the aggregate certain percentages of an insurance company's admitted assets or policyholders surplus, or dividends that exceed certain percentages of an insurance company's surplus or income.

    Typically, the holding company statutes also require each of the insurance subsidiaries periodically to file information with state insurance regulatory authorities, including information concerning capital structure, ownership, financial condition and general business operations. Under the terms of applicable state statutes, any person or entity desiring to acquire control of a domestic insurer is required first to obtain approval of the applicable state insurance regulator.

REGULATION OF DIVIDENDS AND OTHER PAYMENTS FROM INSURANCE SUBSIDIARIES

    The ability of an insurer to pay dividends or make other distributions is subject to insurance regulatory limitations of the insurance company's state of domicile. Generally, such laws limit the payment of dividends or other distributions above a specified level. Dividends or other distributions in excess of such thresholds are "extraordinary" and are subject to regulatory approval. Generally, during 2002, all dividends or other distributions from Arch Re (US), First American and our other insurance subsidiaries will be subject to regulatory approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and
Note 12, "Share Capital," of the notes accompanying our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.

INSURANCE REGULATORY INFORMATION SYSTEM RATIOS

    The National Association of Insurance Commissioners ("NAIC") Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 11 industry ratios and specifies "usual values" for each ratio. Departure from the usual values of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business. Insurers that report four or more unusual values are generally targeted for regulatory review. For the year ended December 31, 2001, our U.S.-based insurance operations were within the normal range of results except for American Independent, which has not received any notice of regulatory review.

ACCREDITATION

    The NAIC has instituted its Financial Regulatory Accreditation Standards Program ("FRASP") in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce such items in order to become an "accredited" state. If a state is not accredited, accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in such unaccredited state.

RISK-BASED CAPITAL REQUIREMENTS

    In order to enhance the regulation of insurer solvency, the NAIC adopted in December 1993 a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. These risk-based capital requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

    - underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;

    - declines in asset values arising from credit risk; and

    - declines in asset values arising from investment risks.

    Insurers having less statutory surplus than required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. Equity investments in common stock typically are valued at 85% of their market value under the risk-based capital guidelines. For equity investments in an insurance company affiliate, the risk-based capital requirement for the equity securities of such affiliate would generally be our U.S. insurance subsidiaries' proportionate share of the affiliate's risk-based capital requirement.

    Under the approved formula, an insurer's statutory surplus is compared to its risk-based capital requirement. If this ratio is above a minimum threshold, no company or regulatory action is necessary. Below this threshold are four distinct action levels at which a regulator can intervene with increasing degrees of authority over an insurer as the ratio of surplus to risk-based capital requirement decreases. The four action levels include:

    - insurer is required to submit a plan for corrective action,

    - insurer is subject to examination, analysis and specific corrective action,

    - regulators may place insurer under regulatory control, and

    - regulators are required to place insurer under regulatory control.

    Each of our U.S. insurance subsidiaries' surplus (as calculated for statutory annual statement purposes) is above the risk-based capital thresholds that would require either company or regulatory action.

GUARANTY FUNDS AND ASSIGNED RISK PLANS

    Most states require all admitted insurance companies to participate in their respective guaranty funds which cover certain claims against insolvent insurers. Solvent insurers licensed in these states are required to cover the losses paid on behalf of insolvent insurers by the guaranty funds and are generally subject to annual assessments in the state by its guaranty fund to cover these losses. Some states also require licensed insurance companies to participate in assigned risk plans which provide coverage for automobile insurance and other lines for insureds which, for various reasons, cannot otherwise obtain insurance in the open market. This participation may take the form of reinsuring a portion of a pool of policies or the direct issuance of policies to insureds. The calculation of an insurer's participation in these plans is usually based on the amount of premium for that type of coverage that was written by the insurer on a voluntary basis in a prior year. Assigned risk pools tend to produce losses which result in assessments to insurers writing the same lines on a voluntary basis.

FEDERAL REGULATION

    Although state regulation is the dominant form of regulation for insurance and reinsurance business, the federal government has shown increasing concern over the adequacy of state regulation. It is not possible to predict the future impact of any potential federal regulations or other possible laws or regulations on Arch Re (US)'s capital and operations, and such laws or regulations could materially adversely affect its business.

    THE GRAMM-LEACH-BLILEY ACT. The Gramm-Leach-Bliley Act of 1999 ("GLBA") which implements fundamental changes in the regulation of the financial services industry in the United States was enacted on November 12, 1999. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a "financial holding company." Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities, that are "financial" in nature or "incidental" or "complementary" to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities.

    Until the passage of the GLBA, the Glass-Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956 had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may affect our U.S. subsidiaries' product lines by substantially increasing the number, size and financial strength of potential competitors.

LEGISLATIVE AND REGULATORY PROPOSALS

    From time to time various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. In addition, there are a variety of proposals being considered by various state legislatures (some of which proposals have been enacted). We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

BERMUDA INSURANCE REGULATION

    THE INSURANCE ACT 1978, AS AMENDED, AND RELATED REGULATIONS OF BERMUDA (THE "INSURANCE ACT")

    As a holding company, ACGL is not subject to Bermuda insurance regulations. The Insurance Act, which will regulate the insurance business of Arch Re (Bermuda), provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Supervisor of Insurance (the "Supervisor"), who is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The Supervisor, in deciding whether to grant registration, has broad discretion to act as the Supervisor thinks fit in the public interest. The Supervisor is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Supervisor may impose from time to time.

    An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Supervisor on matters connected with the discharge of the Supervisor's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

    The Insurance Act imposes solvency and liquidity standards and auditing and reporting requirements on Bermuda insurance companies and grants to the Supervisor powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

    CLASSIFICATION OF INSURERS. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Arch Re (Bermuda) is registered as both a long-term insurer and a Class 4 insurer in Bermuda, which we refer to in this prospectus supplement as a composite insurer, and is regulated as such under the Insurance Act.

    CANCELLATION OF INSURER'S REGISTRATION. An insurer's registration may be canceled by the Supervisor on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the Supervisor after consultation with the Insurance Advisory Committee, the insurer has not been carrying on business in accordance with sound insurance principles.

    PRINCIPAL REPRESENTATIVE. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal representative of Arch Re (Bermuda) is Marsh Management Services (Bermuda) Ltd. and the principal office of Arch Re (Bermuda) is at the offices of the principal representative at Victoria Hall, 11 Victoria Street, Hamilton HM 11, Bermuda. Without a reason acceptable to the Supervisor, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the Supervisor is given of the intention to do so. It is the duty of the principal representative, within 30 days of reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to make a report in writing to the Supervisor setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Supervisor relating to a solvency margin or a liquidity or other ratio.

    INDEPENDENT APPROVAL AUDITOR. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Arch Re (Bermuda), are required to be filed annually with the Supervisor. The independent auditor of the insurer must be approved by the Supervisor and may be the same person or firm which audits the insurer's financial statements and reports for presentation to its shareholders. Our independent auditor is PricewaterhouseCoopers (Bermuda).

    APPROVED ACTUARY. Arch Re (Bermuda), as a registered long-term insurer, is required to submit an annual actuary's certificate when filing its statutory financial returns. The actuary, who will normally be a qualified life actuary, must be approved by the Supervisor. Our approval actuary is John B. Kleiman of PricewaterhouseCoopers.

    LOSS RESERVE SPECIALIST. As a registered Class 4 insurer, Arch Re (Bermuda) is required to submit an opinion of its approval loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the Supervisor. Our approved loss reserve specialist is Simon Lambert of PricewaterhouseCoopers.

    STATUTORY FINANCIAL STATEMENTS. An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. generally accepted accounting principles and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Companies Act 1981 of Bermuda (the "Companies Act"), which financial statements will be prepared in accordance with U.S. generally accepted accounting principles. Arch Re (Bermuda), as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the Supervisor.

    ANNUAL STATUTORY FINANCIAL RETURN. Arch Re (Bermuda) is required to file with the Supervisor in Bermuda a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for a Class 4 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

    MINIMUM SOLVENCY MARGIN AND RESTRICTIONS ON DIVIDENDS AND
DISTRIBUTIONS. Under the Insurance Act, Arch Re (Bermuda) must ensure that the value of its long-term business assets exceed the amount of its long-term business liabilities by at least $250,000. The Insurance Act also provides that the value of the general business assets of Arch Re (Bermuda), as a Class 4 insurer, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Arch Re (Bermuda):

    - is required, with respect to its general business, to maintain a minimum solvency margin (the prescribed amount by which the value of its general business assets must exceed its general business liabilities) equal to the greatest of:

       (A) $100,000,000,

       (B) 50% of net premiums written (being gross premiums written less any premiums ceded by the Company but the Company may not deduct more than 25% of gross premiums when computing net premiums written), and

       (C) 15% of loss and other insurance reserves;

    - is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio (if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Arch Re (Bermuda) will be prohibited, without the approval of the Supervisor, from declaring or paying any dividends during the next financial year);

    - is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least 7 days before payment of such dividends) with the Supervisor an affidavit stating that it will continue to meet the required margins;

    - is prohibited, without the approval of the Supervisor, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements and any application for such approval must include an affidavit stating that it will continue to meet the required margins;

    - is required, at any time if fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that such failure has occurred, to file with the Supervisor a written report containing certain information;

    - is required to establish and maintain a long-term business fund; and

    - is required to obtain a certain certification from its approved actuary prior to declaring or paying any dividends and such certificate will not be given unless the value of its long-term business assets exceeds its long-term business liabilities, as certified by its approval actuary, by the amount of the dividend and at least $250,000. The amount of any such dividend shall not exceed the aggregate of the excess referenced in the preceding sentence and other funds properly available for the payment of dividends, being funds arising out of its business, other than its long-term business.

    MINIMUM LIQUIDITY RATIO. The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bones and debentures, first liens on real estate, investment income due and accrued, account and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the Supervisor, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

    LONG-TERM BUSINESS FUND. An insurer carrying on long-term business is required to keep its accounts in respect of its long-term business separate from any accounts kept in respect of any other business and all receipts of its long-term business form part of its long-term business fund. No payment may be made directly or indirectly from an insurer's long-term business fund for any purpose other than a purpose related to the insurer's long-term business, unless such payment can be made out of any surplus certified by the insurer's approved actuary to be available for distribution otherwise than to policyholders. Arch Re (Bermuda) may not declare or pay a dividend to any person other than a policyholder unless the value of the assets in its long-term business fund, as certified by its approved actuary, exceeds the liabilities of the insurer's long-term business (as certified by the insurer's approved actuary) by the amount of the dividend and at least the $250,000 minimum solvency margin prescribed by the Insurance Act, and the amount of any such dividend may not exceed the aggregate of that excess (excluding the said $250,000) and any other funds properly available for payment of dividends, such as funds arising out of business of the insurer other than long-term business.

    RESTRICTIONS ON TRANSFER OF BUSINESS AND WINDING-UP. Arch Re (Bermuda), as a long-term insurer, is subject to the following provisions of the Insurance
Act:

    - all or any part of the long-term business, other than long-term business that is reinsurance business, may be transferred only with and in accordance with the sanction of the applicable Bermuda court; and

    - an insurer or reinsurer carrying on long-term business may only be wound-up or liquidated by order of the applicable Bermuda court, and this may increase the length of time and costs incurred in the winding-up of Arch Re (Bermuda) when compared with a voluntary winding-up or liquidation.

    SUPERVISION, INVESTIGATION AND INTERVENTION. The Supervisor may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Supervisor believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the Supervisor, the Supervisor may direct an insure to produce documents or information relating to matters connected with the insurer's business.

    If it appears to the Supervisor that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the Supervisor may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities,
(3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets,
(6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

    DISCLOSURE OF INFORMATION. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Supervisor may require certain information from an insurer (or certain other persons) to be produced to him. Further, the Supervisor has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Supervisor must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Supervisor must consider whether to co-operate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

CERTAIN BERMUDA LAW CONSIDERATIONS

    ACGL and Arch Re (Bermuda) have been designated as non-resident for exchange control purposes by the Bermuda Monetary Authority and are required to obtain the permission of the Bermuda Monetary Authority for the issue and transfer of all of their shares. The Bermuda Monetary Authority has given its consent for:

    - The issue and subsequent transfer of ACGL's shares, up to the amount of its authorized capital from time to time, to and among persons non resident of Bermuda for exchange control purposes;

    - The issue and transfer of up to 20% of ACGL's shares in issue from time to time to and among persons resident in Bermuda for exchange control purposes.

    Transfers and issues of ACGL's common shares to any resident in Bermuda for exchange control purposes may require specific prior approval under the Exchange Control Act 1972. Arch Re (Bermuda)'s common shares cannot be issued or transferred without the consent of the Bermuda Monetary Authority. Because we are designated as non-resident for Bermuda exchange control purposes, we are allowed to engage in transactions, and to pay dividends to Bermuda non-residents who are holders of our common shares, in currencies other than the Bermuda Dollar.

    In accordance with Bermuda law, share certificates are issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. We will take no notice of any trust applicable to any of our common shares whether or not we have notice of such trust.

    ACGL and Arch Re (Bermuda) are incorporated in Bermuda as "exempted companies." As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Finance. While an insurer is permitted to reinsure risks undertaken by any company incorporated in Bermuda and permitted to engage in the insurance and reinsurance business, generally it is not permitted without a special license granted by the Minister of Finance to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

    ACGL and Arch Re (Bermuda) also need to comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. A company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under the Companies Act, where a Bermuda company issues shares at a premium (that is for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account, called "the share premium account." The provisions of the Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid-up share capital of that company, except for certain matters such as premium arising on a particular class of shares may be used in paying up unissued shares of the same class to be issued to shareholders as fully paid bonus shares. The paid-up share capital may not be reduced if on the date the reduction is to be effected there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due.

    Exempted companies, such as ACGL and Arch Re (Bermuda), must comply with Bermuda resident representation provisions under the Companies Act. We do not believe that such compliance will result in any material expense to us.

    The Proceeds of Crime Act 1997 and the Proceeds of Crime (Money Laundering) Regulations 1998 are anti-money laundering legislation, which apply to regulated institutions. The legislation is aimed at identifying offenses that give rise to proceeds of crime, including, in particular, money laundering. In addition to creating certain specific money laundering offenses, the legislation confers expansive information gathering powers upon the Bermuda policy relating to investigations to identify proceeds of crime. The Bermuda court has been empowered to make confiscation orders.

    Regulated institutions have a duty of vigilance which require that they:

    - verify their customers' bona fides;

    - monitor, recognize and report to the policy suspicious transactions;

    - maintain certain records for the time period prescribed; and

    - train employees and staff so as to recognize possible unlawful activities.

    Regulated institutions include a company or society registered under the Insurance Act to the extent that it is carrying out long-term insurance (but not reinsurance) business within the meaning of the Insurance Act, other than life insurance or disability insurance. While life insurance and disability insurance are not defined in the proceeds of crime legislation nor in the Insurance Act, such terms may be interpreted (as a guide) by using the meanings of similar terms defined in the June 2001 by the government authority established under the proceeds of crime legislation. While the Guidance Notes are not mandatory, they are represented as good practice procedures to be followed in order to discharge the duty of vigilance and can provide a statutory defense. In the Guidance Notes, reference is made to "life assurance, pensions or other risk management business . . . where the transaction at its simplest . . . may involve placing cash in the purchase of a single premium product from an insurer followed by early cancellation and reinvestment." The implication is that a long-term insurer that conducts variable life insurance or annuity business, and this may include Arch Re (Bermuda) in the event of carrying on such business, may be a regulated institution.

    Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Our success may depend in part upon the continued services of key employees in Bermuda. Certain key employees may neither be a Bermudian nor a spouse of a Bermudian. Accordingly, any such key employee will require specific approval to work for us in Bermuda. A work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards reasonably required by the employer. The Bermuda government recently announced a new policy that places a six year term limit on individuals with work permits, subject to certain exemptions for key employees.

                                   MANAGEMENT

    Our senior management team and board of directors consists of:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Robert Clements...........................     69      Chairman and Director of ACGL

Peter A. Appel............................     40      President, Chief Executive Officer and
                                                       Director of ACGL

Paul B. Ingrey............................     62      Chief Executive Officer of Arch Re
                                                       (Bermuda) and Director of ACGL

Constantine Iordanou......................     52      Chief Executive Officer of Arch Capital
                                                       (US) and Director of ACGL

John D. Vollaro...........................     57      Executive Vice President and Chief
                                                       Financial Officer of ACGL

John L. Bunce, Jr.........................     43      Director of ACGL

Kewsong Lee...............................     36      Director of ACGL

James J. Meenaghan........................     63      Director of ACGL

John M. Pasquesi..........................     42      Executive Vice Chairman and Director of
                                                       ACGL

Robert F. Works...........................     54      Director of ACGL

Dwight R. Evans...........................     49      President of Arch Re (Bermuda)

Debra M. O'Connor.........................     42      Senior Vice President, Controller and
                                                       Treasurer

Louis T. Petrillo.........................     36      Senior Vice President, General Counsel and
                                                       Secretary

    ROBERT CLEMENTS was elected chairman and director of ACGL at the time of our formation in March 1995. From March 1996 to February 2001, he was an advisor to MMC Capital, with whom he served as chairman and chief executive officer from January 1994 to March 1996. Prior thereto, he served as president of Marsh & McLennan Companies, Inc. since 1992, having been vice chairman during 1991. He was chairman of J&H Marsh & McLennan, Incorporated (formerly Marsh & McLennan, Incorporated), a subsidiary of Marsh & McLennan Companies, Inc., from 1988 until March 1992. He joined Marsh & McLennan, Ltd., a Canadian subsidiary of Marsh & McLennan Companies, Inc., in 1959. Mr. Clements was a director of XL Capital from 1986 to 2002 and was formerly a director of Annuity and Life Re
(Holdings), Ltd. and Stockton Reinsurance Limited and ACE Ltd. He is chairman emeritus of the board of overseers of the School of Risk Management, Insurance and Actuarial Science of St. John's University and a member of Rand Corp. President's Council.

    PETER A. APPEL has been president and chief executive officer of ACGL since May 5, 2000 and a director of ACGL since November 1999. He was executive vice president and chief operating officer of ACGL from November 1999 to May 5, 2000, and general counsel and secretary of ACGL from November 1995 to May 5, 2000.
Mr. Appel previously served as a managing director of ACGL from November 1995 to November 1999. From September 1987 to November 1995, Mr. Appel practiced law with the New York firm of Willkie Farr & Gallagher, where he was a partner from January 1995. Mr. Appel is currently a member of the board of overseers and a member of the executive committee of the School of Risk Management, Insurance and Actuarial Science of St. John's University.

    PAUL B. INGREY has served as a director of ACGL and as chief executive officer of Arch Re (Bermuda) since October 2001. He was the founder of F&G
Re Inc., a reinsurance subsidiary of USF&G Corporation, and served as its chairman and chief executive officer from 1983 to 1996. Prior to that, he was senior vice president of Prudential Reinsurance, an underwriter of property and casualty reinsurance. He has also served as a director of USF&G Corporation (until its sale to The St. Paul Companies, Inc. in 1978) and E.W. Blanch Holdings, Inc., the holding company for E.W. Blanch Co., which provides risk management and distribution services through several subsidiaries (until its sale to Benfield Greig, the London-based international reinsurance broker, in April 2001) and is currently on the board of Fairfax Financial Holdings Limited, an insurance and reinsurance company with a focus on property and casualty insurance.

    CONSTANTINE IORDANOU has served as a director of ACGL and as chief executive officer of Arch Capital (U.S.) Inc. since January 1, 2002. From March 1992 through December 2001, Mr. Iordanou served in various capacities for Zurich Financial Services and its affiliates, including as senior executive vice president of group operations and business development of Zurich Financial Services, president of Zurich-American Specialties Division, chief operating officer and chief executive officer of Zurich-American and chief executive officer of Zurich North America. Prior to joining Zurich, he served as president of the commercial casualty division of the Berkshire Hathaway Group and served as senior vice president with the American Home Insurance Company, a member of the American International Group.

    JOHN D. VOLLARO has been executive vice president and chief financial officer since January 2002. Prior to joining us, Mr. Vollaro acted as an independent consultant in the insurance industry since March 2000. Prior to March 2000, Mr. Vollaro was president and chief operating officer of W.R. Berkley Corporation from January 1996 and a director from September 1995 until March 2000. Mr. Vollaro was chief executive officer of Signet Star
Holdings, Inc., a joint venture between W.R. Berkley Corporation and General Re Corporation, from July 1993 to December 1995. Mr. Vollaro served as executive vice president of W.R. Berkley Corporation from 1991 until 1993, chief financial officer and treasurer of W.R. Berkley Corporation from 1983 to 1993 and senior vice president of W.R. Berkley Corporation from 1983 to 1991.

    JOHN L. (JACK) BUNCE, JR.  has served as director of ACGL since
November 2001. Mr. Bunce has served as a managing director at Hellman & Friedman since 1988. Before joining Hellman & Friedman, Mr. Bunce was vice president of TA Associates. Previously, he was employed in the Mergers & Acquisitions and Corporate Finance Departments of Lehman Brothers Kuhn Loeb. He is currently also a director of Digitas, Inc., National Information Consortium, Inc., and Western Wireless Corporation. He has also served as a director of Duhamel Falcon Cable Mexico, Eller Media Company, Falcon Cable TV, National Radio Partners, VoiceStream Wireless Corporation, and Young & Rubicam, Inc. Mr. Bunce also was an advisor to American Capital Corporation and Post Oak Bank.

    KEWSONG LEE has served as a director of ACGL since October 2001. Mr. Lee has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 1, 1997. He has been employed at Warburg Pincus since 1992. Prior to joining Warburg Pincus LLC, Mr. Lee was a consultant at McKinsey & Company, Inc., a management consulting company, from 1990 to 1992. His present service as a director includes membership on the boards of Knoll, Inc., Eagle Family Foods, Inc. and several privately held companies.

    JAMES J. MEENAGHAN has been a director of the Company since October 2001. From October 1986 to 1993, Mr. Meenaghan was chairman, president and chief executive officer of Home Insurance Companies. He also served as President and Chief Executive Officer of John F. Sullivan Co. from 1983 to 1986. Prior thereto, Mr. Meenaghan held various positions over 20 years with the Fireman's Fund Insurance Company, including President and Chief Operating Officer and Vice Chairman of its parent company, American Express Insurance Services Inc.

    JOHN M. PASQUESI has been our vice chairman and a director since
November 2001. Mr. Pasquesi has been the managing member of Otter Capital LLC, a private equity investment firm founded by him in January 2001. Prior to January 2001, Mr. Pasquesi was a managing director of Hellman & Friedman LLC since 1988.

    ROBERT F. WORKS has been a Director of the Company since June 1999.
Mr. Works was a Managing Director of Jones Lang LaSalle (previously LaSalle Partners) until he retired on December 31, 2001. He joined Jones Lang LaSalle in 1981, where he has served in various capacities, including manager of both the Property Management and Investment Management teams of the Eastern Region of the United States. Mr. Works was also manager for the Times Square Development Advisory and Chelsea Piers Lease Advisory on behalf of New York State and the President of GCT Ventures and the Revitalization of Grand Central Terminal for the Metropolitan Transportation Authority until he retired on December 31, 2001.

    DWIGHT R. EVANS has served as president of Arch Re (Bermuda) since October 2001. From 1998 until October 2001, Mr. Evans was executive vice president of St. Paul Re. From 1983 until 1998, Mr. Evans was employed as executive vice president for F&G Re Inc. Prior to that, Mr. Evans served as assistant vice president at Skandia Reinsurance Company and as a reinsurance underwriter at Prudential Reinsurance Company (now Everest Re Company).

    DEBRA M. O'CONNOR has been senior vice president, controller and treasurer of ACGL since June 9, 2000. From 1995 to June 9, 2000, Ms. O'Connor was senior vice president and controller of Arch Re (US). From 1986 until 1995, Ms. O'Connor served at NAC Re Corp. in various capacities, including vice president and controller. Prior to that, Ms. O'Connor was employed by General Re Corp. and the accounting firm of Coopers & Lybrand. Ms. O'Connor is a certified public accountant.

    LOUIS T. PETRILLO has been senior vice president, general counsel and secretary of ACGL since May 5, 2000. From 1996 until May 5, 2000, Mr. Petrillo was vice president and associate general counsel of ACGL's reinsurance subsidiary. Prior to that time, Mr. Petrillo practiced law at the New York firm of Willkie Farr & Gallagher.

BOARD OF DIRECTORS COMPOSITION

    Pursuant to our shareholders agreement, we have agreed to restrictions on the composition of our board of directors. Pursuant to this agreement, the Warburg Pincus funds and the Hellman & Friedman funds are entitled to nominate a prescribed number of directors based on the respective retained percentages of their preference shares purchased in November 2001. Currently, our board consists of nine members, including one director nominated by the Warburg Pincus funds and one director nominated by the Hellman & Friedman funds. Once we have received the remaining regulatory approvals required in connection with the capital infusion, the size of our board may be increased to up to 17 members. As long as the Warburg Pincus funds retain at least 75% of their original investment and Hellman & Friedman funds retain at least 60% of their original investment, these shareholders together will be entitled to nominate a majority of directors to our board.

                              THE CAPITAL INFUSION

    On November 20, 2001, investors led by the Warburg Pincus funds and the Hellman & Friedman funds purchased from us, for $750.0 million in cash, 35,072,795 series A convertible preference shares and 3,710,959 class A warrants. At the same time, we also entered into a management subscription agreement whereby certain members of our management (or entities affiliated with them) agreed to purchase, for an aggregate of $13.2 million, 614,940 preference shares and 65,066 class A warrants. The purpose of this capital infusion was to provide a significant infusion of capital to launch our new underwriting initiative to meet current and future demand in the global insurance and reinsurance markets. On March 7, 2002, certain matters relating to the capital infusion required to be approved by our shareholders were approved. Regulatory approvals required in connection with the capital infusion have been obtained in Nebraska, Missouri and Wisconsin, and required regulatory approvals are pending in Pennsylvania and Florida.

    Prior to the closing on November 20, 2001, the Warburg Pincus funds and the Hellman & Friedman funds assigned portions of their commitments to third parties. At closing, we issued the following numbers of preference shares and class A warrants for the aggregate dollar amounts specified:

                                                                                           AGGREGATE
                                                  PREFERENCE SHARES   CLASS A WARRANTS   DOLLAR AMOUNT
                                                  -----------------   ----------------   -------------
Warburg Pincus funds............................      18,939,311         2,003,918       $405,000,000
Hellman & Friedman funds........................      10,521,839         1,113,289        225,000,000
Trident II, L.P. and co-investment funds(1).....       1,636,729           173,178         35,000,000
Farallon Capital investors......................       1,169,093           123,698         25,000,000
Insurance Private Equity Investors, L.L.C.
  (affiliated with GE Asset Management).........       2,338,186           247,397         50,000,000
Orbital Holdings, Ltd. (affiliated with GE
  Capital)......................................         467,637            49,479         10,000,000
Management investors............................         614,940            65,066         13,150,000
                                                      ----------         ---------       ------------
    Total.......................................      35,687,735         3,776,025       $763,150,000
                                                      ==========         =========       ============

------------------------

(1) In a related transaction, upon closing of the capital infusion, 905,397 previously existing class A warrants held by Marsh & McLennan Risk Capital
    Holdings, Ltd. were canceled in exchange for 140,380 newly issued common shares, and 1,770,601 class B warrants held by Marsh & McLennan Risk Capital Holdings were canceled in exchange for a cash payment by us of $7.50 per class B warrant (approximately $13.3 million in the aggregate). See note (2) under "Security Ownership of Certain Beneficial Owners and Management" for a description of the terms of the class B warrants. Marsh & McLennan Risk Capital Holdings' pre-existing right to have an observer attend meetings of our board of directors was terminated, and The Trident Partnership, L.P.'s pre-existing right to designate a director for election to our board of directors was terminated. We were released from our remaining $11.0 million capital commitment to Trident II, L.P. for new investments.

SUBSCRIPTION AGREEMENT

    Set forth below is a summary of the material terms of the subscription agreement entered into with the investors (other than the management investors) in connection with the capital infusion. You should read this summary in conjunction with the agreement, which is incorporated herein by reference. A conformed copy of the subscription agreement was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001.

PURCHASE PRICE

    The purchase price for the preference shares and class A warrants paid at closing was based on the book value of our common shares as of June 30, 2001. The number of preference shares issued to each investor was equal to the total dollar amount of that investor's investment divided by the estimated per share price as determined under the subscription agreement (approximately $21.384), which was based on an estimate of the book value of our assets at June 30, 2001. The number of warrants issued to each investor was equal to the Adjusted Warrant Amount times the number of common shares issuable upon exercise of all outstanding class A warrants (2,531,079) divided by the number of common shares outstanding as of June 30, 2001 (12,863,079). The "Adjusted Warrant Amount" was equal to one-half of the quotient of the total dollar amount of that investor's investment divided by the difference of the estimated per share price minus $1.50. There would have been an adjustment to the purchase price if any of the transactions contemplated by the subscription agreement or the options granted to management concurrently therewith had triggered an anti-dilution adjustment under our existing class A warrants or class B warrants, but all holders of those warrants waived any rights to any anti-dilution adjustment with respect to the issuance under the subscription agreements or the grants to management contemplated thereby. For the ten trading days ended October 23, 2001, the last trading day prior to the announcement of the signing of the subscription agreements for the capital infusion and our new underwriting initiative, the average closing price of our common shares on the Nasdaq National Market was $16.86 per share.

PURCHASE PRICE ADJUSTMENTS

    The subscription agreement provides that the estimated per share price may be adjusted as described below. All determinations to be made by the investors in connection with the purchase price adjustments will be made by the Warburg Pincus funds and the Hellman & Friedman funds. These adjustments are the sole remedy for any breach of representations and warranties of the company under the subscription agreement.

    AUDIT ADJUSTMENT. We agreed to engage PricewaterhouseCoopers as independent accountants to audit our consolidated balance sheet as of June 30, 2001, an independent actuary (to be selected by us and the Warburg Pincus funds and the Hellman & Friedman funds) to review the reserves for claims and claims expenses on our balance sheet, and an independent pricing service selected by us and the Warburg Pincus funds and the Hellman & Friedman funds to determine the estimated fair value of our investments in marketable securities as of the third business day prior to closing. The independent pricing service, the public accountants and the independent actuary are referred to below as the independent advisors.

    If the audited per share price is greater than the estimated per share price at closing, each investor will either pay the difference to us in cash or return the equivalent amount in preference shares. If the estimated per share price at closing is greater than the audited per share price, we will issue an amount of preference shares to the investors representing the difference. We currently estimate that we will issue an additional 875,765 preference shares during the first quarter of 2002 in connection with the audit of the book value of our assets at June 30, 2001 discussed above.

    ADJUSTMENT FOR TRADING PRICE OR CHANGE OF CONTROL. In the event that on or prior to September 19, 2005, (1) the closing price of our common shares is at least $30.00 per share for at least 20 out of 30 consecutive trading days or
(2) a change of control occurs (either case, a "Triggering Event"), we agreed to issue and deliver to each investor additional preference shares such that the audited per share price is adjusted downward by $1.50 per preference share. For this purpose "change of control" means the acquisition by any person or group (within the meaning of section 13(d)(3) of the Exchange Act) of beneficial ownership of 40% or more by either the voting power of our then outstanding common shares or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; provided that if such acquisition results in whole or in part from a transfer of common shares or other voting securities by Marsh & McLennan Companies, Inc. or any of its subsidiaries, such acquisition will not constitute a change of control unless such transfer is effected pursuant to an offer by such acquiror to purchase all of our outstanding common shares.

    FINAL ADJUSTMENTS. We agreed to make another adjustment at the second anniversary of closing (or such earlier date as the Warburg Pincus funds and the Hellman & Friedman funds request and the Transaction Committee (described below under "--Transaction Committee") agrees) based on an adjustment basket described below.

    The adjustment basket will be equal to:

    - the difference between value realized upon sale and the book value at closing (as adjusted based on a pre-determined growth rate) of the agreed upon non-core businesses; plus

    - the difference between the GAAP net book value of all of our insurance balances with respect to any policy or contract written or having an effective date prior to November 20, 2001 (I.E., premiums receivable, unpaid claims and claims expenses recoverable, prepaid reinsurance premiums, reinsurance balances receivable, deferred policy acquisition costs, claims and claims expenses, unearned premiums, reinsurance balances payable, and any other insurance balance attributable to our "core insurance operations," as defined below) at the time of determination of the final adjustment and those balances at the closing; minus

    - reductions in book value arising from (without duplication of any expenses included in the calculation of value realized upon sale of the non-core businesses or any expense otherwise reflected in the determination of the per share price) costs and expenses relating to the investments and transactions provided for under the subscription agreement, actual losses arising out of breach of representations under the subscription agreement and certain other costs and expenses.

    Our "core insurance operations" include:

    - Arch Re (Bermuda);

    - Arch Capital Group (U.S.) Inc.;

    - Arch Re (US);

    - Cross River (including funding for Rock River);

    - ART Services (including First American Financial Corporation);

    - capital held at ACGL, gross of capital to be invested in unfunded private equity commitments; and

    - $2.5 million in segregated assets and liabilities in "cell" accounts formed by Alternative Insurance Company Limited and Alternative Re, Ltd.

    Non-core businesses are currently defined as American Independent Insurance Holding Company, Hales & Company Inc., escrow assets under the Folksamerica disposition agreement, all nonpublic securities held by ACGL, Arch Capital Group (U.S.) Inc. and Arch Re (US) and all commitments to Trident II, L.P., Distribution Partners and Innovative Coverage Concepts LLC, as and when funded.

    The adjustment basket will be calculated by our independent auditors as soon as practicable after the second anniversary of the closing or such earlier date as the Warburg Pincus funds and the Hellman & Friedman funds request and ACGL agrees. ACGL and the Warburg Pincus funds and the Hellman & Friedman funds have the right to make a full review of the adjustment basket determination. We agreed to cause our subsidiaries to maintain the components necessary to calculate the adjustment basket under separate ledgers.

    If the adjustment basket is less than zero, we agreed to issue additional preference shares to the investors based on the decrease in the value of the components of the adjustment basket. If the adjustment basket is greater than zero, the subscription agreement allows us to use cash in an amount based on the increase in value of the components of the adjustment basket to repurchase common shares (other than any common shares issued upon conversion of the preference shares or exercise of the class A warrants).

    In addition, if the adjustment basket is less than zero and in the event that a Triggering Event occurs, we agreed to issue additional preference shares to the investors as a further adjustment.

    Finally, on the fourth anniversary of the closing, there will be a calculation of a further adjustment basket based on (1) liabilities in excess of the Folksamerica escrow assets owed to Folksamerica under the Asset Purchase Agreement, dated as of January 10, 2000, between ACGL, Arch Re (US), Folksamerica Holding Company, Inc. and Folksamerica Reinsurance Company and
(2) specified tax and ERISA matters under the subscription agreement. As described under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation--General--May 2000 Sale of Our Prior Reinsurance Operations," in February 2002, we reached a definitive settlement agreement with Folksamerica pursuant to which we will satisfy all of our obligations under the escrow agreement for an amount equal to approximately $17.0 million of the escrowed assets, plus accrued interest on such amount.

RESTRICTIONS ON TRANSFER OF SECURITIES

    The investors agreed not to transfer, in one transaction, or a series of transactions, to a single person or group, common shares or securities convertible into common shares representing in excess of either 51% of the votes then entitled to be cast in the election of directors, or 51% of the then outstanding common shares (taking into account common shares issuable upon conversion of the preference shares) without giving all shareholders the right to participate in such transaction on the same or substantially the same terms as the investors.

    The shareholders agreement between us and the holders of preference shares also contains restrictions on the transfer of preference shares, which terminates upon consumation of this offering.

DISPOSITIONS; PENDING ACQUISITION

    We agreed to sell, prior to the time of the audit adjustment described above, the portion of our investment portfolio specified in a schedule to the agreement, consisting of specified publicly traded noninvestment grade debt securities and certain equity securities.

INFORMATION

    The investors agreed to give us information regarding their ownership of our company, ownership information concerning each of them and other related information in connection with preparing disclosure in filings under the United States Securities Act of 1933 (the "Securities Act") or the Exchange Act on issues arising under the Internal Revenue Code, including the rules applicable to "controlled foreign corporations."

INDEMNIFICATION; INSURANCE

    We and the investors agreed to maintain all rights to indemnification in favor of our directors, officers, employees and agents or any of our subsidiaries with respect to their activities prior to the closing (except that with respect to the Transaction Committee this covenant will cover activities after the closing) (as provided for in our organizational documents in effect on October 24, 2001) in full force and effect for a period of not less than six years from the closing. The investors agreed not to cause us to take any action inconsistent with this agreement.

    We and the investors also agreed that we will indemnify each of our present and former directors or officers against liabilities arising before the closing (including the transactions contemplated by the subscription agreement) and, with respect to the Transaction Committee, also after the closing. We and the investors agreed that we will maintain our current level of directors' and officers' liability insurance coverage for a period of at least six years after the closing.

CERTAIN TAX MATTERS

    With respect to each taxable year during which any of the Warburg Pincus funds or the Hellman & Friedman funds owns our shares, we agreed to use reasonable best efforts to cause us and each of our subsidiaries:

    - not to constitute a "passive foreign investment company" within the meaning of Section 1297 of the Code;

    - not to satisfy the gross income requirement set forth in Section 542(a) of the Code;

    - not to satisfy the gross income requirement set forth in Section 552(a) of the Code; and

    - not to have any related person insurance income within the meaning of
      Section 953(c)(2) of the Code.

In the event that we or any of our subsidiaries constitute a personal holding company, a foreign personal holding company, a controlled foreign corporation, a foreign investment company or a passive foreign investment company for U.S. federal income tax purposes with respect to any taxable year, we agreed to provide each of the Warburg Pincus funds or the Hellman & Friedman funds with any information it requests to satisfy its legitimate tax, accounting or other reporting requirements.

RIGHT TO EXCHANGE INTO SUBSIDIARY SHARES

    We agreed to form a new, wholly owned subsidiary to hold Arch Re (Bermuda) as well as all of the "core insurance operations" other than Arch Re (US).

    In the event that:

    - we fail to obtain the regulatory approvals required in connection with the investment before May 20, 2002 or

    - the adjustments described above under "--Purchase Price Adjustments--Final Adjustment" are less than zero and their absolute value exceeds
      $250.0 million,

the Warburg Pincus funds, the Hellman & Friedman funds and the other holders of our preference shares will have the option to exchange their preference shares and class A warrants, in whole or in part (but not for less than $150.0 million liquidation preference of preference shares), for preference shares and warrants of our newly formed subsidiary bearing identical rights and privileges, including the right to convert into, or be exercised for, common shares of our newly formed subsidiary, but not including voting limitations to the extent such limitations are not required pending the remaining regulatory approvals required in connection with the capital infusion.

INVESTORS' COSTS AND EXPENSES

    We agreed to reimburse the Warburg Pincus funds and the Hellman & Friedman funds for their costs and expenses, and the GE investors for up to $50,000 of their costs and expenses, in connection with the investment and the related transactions.

TRANSACTION COMMITTEE

    Until the date of the final determination of the adjustment basket at the fourth anniversary of closing, approval of the following actions by the Transaction Committee (as defined below) is deemed to be approval by the entire board of directors:

    - an amendment, modification or waiver of rights by ACGL under the subscription agreement, the certificate of designation for the preference shares, the class A warrants or the shareholders agreement;

    - the enforcement of obligations of the investors under the above agreements; or

    - approval of actions relating to the disposition of non-core assets.

    "Transaction Committee" means a committee of the board of directors consisting of persons who either (a) were members of our board of directors on October 22, 2001 and/or (b) were designated as members of the Transaction Committee by a person who was a member of our board of directors on October 22, 2001. The Transaction Committee currently consists of Robert Clements, Peter A. Appel, James J. Meenaghan and Robert F. Works.

SHAREHOLDERS AGREEMENT

    On November 20, 2001 upon consummation of the capital infusion, we entered into a shareholders agreement with the investors. Set forth below is a summary of the material terms of the shareholders agreement. You should read this summary in conjunction with the agreement. A conformed copy of the shareholders agreement was filed as an exhibit to our annual report on Form 10-K filed for the year ended December 31, 2001, and is incorporated herein by reference.

BOARD REPRESENTATION

    Following the closing, the Warburg Pincus funds exercised their right to designate one director to our board and the Hellman & Friedman funds exercised their right to designate one director to our board. Kewsong Lee is serving as the designee for the Warburg Pincus funds and John L. Bunce, Jr. is serving as the designee for the Hellman & Friedman funds. Once the remaining regulatory approvals required in connection with the capital infusion have been obtained, we will increase the size of our board to up to 17 members and the Warburg Pincus funds will have the right to designate or nominate five additional directors and the Hellman & Friedman funds will have the right to designate or nominate two additional directors. Continued representation on our board of directors by these shareholders is based on the respective retained percentages of their equity securities in according to the following schedules:

                    WARBURG PINCUS FUNDS                                        HELLMAN & FRIEDMAN FUNDS
------------------------------------------------------------    ---------------------------------------------------------
             PERCENTAGE                  MINIMUM NUMBER OF                   PERCENTAGE                 MINIMUM NUMBER OF
            OF ORIGINAL                   DIRECTORS TO BE                   OF ORIGINAL                  DIRECTORS TO BE
          INVESTMENT HELD                    NOMINATED                    INVESTMENT HELD                   NOMINATED
------------------------------------    --------------------    ------------------------------------    -----------------
    greater than or equal75%                     6                  greater than or equal60%                    3
    60%greater than or equalXless
                          than75%                5              35%less than or equalXless than60%              2

                    WARBURG PINCUS FUNDS                                        HELLMAN & FRIEDMAN FUNDS
------------------------------------------------------------    ---------------------------------------------------------
             PERCENTAGE                  MINIMUM NUMBER OF                   PERCENTAGE                 MINIMUM NUMBER OF
            OF ORIGINAL                   DIRECTORS TO BE                   OF ORIGINAL                  DIRECTORS TO BE
          INVESTMENT HELD                    NOMINATED                    INVESTMENT HELD                   NOMINATED
------------------------------------    --------------------    ------------------------------------    -----------------
45%less than or equalXless than60%               4              20%less than or equalXless than35%              1
30%less than or equalXless than45%               3
20%less than or equalXless than30%               2
10%less than or equalXless than20%               1

COMMITTEES OF THE BOARD

    As long as at least one representative of the Warburg Pincus funds is on the board, each board committee will include at least one representative of the Warburg Pincus funds, and as long as at least one representative of the Hellman & Friedman funds is on the board, each board committee will include at least one representative of the Hellman & Friedman funds. The foregoing is subject to any Nasdaq Stock Market or SEC restrictions applicable to the audit committee.

INVESTOR PROTECTION MATTERS

    Prior to the receipt of the remaining regulatory approvals in connection with the capital infusion certain matters require approval by at least one director representing the Warburg Pincus funds (if the Warburg Pincus funds hold at least 25% of their original investment in ACGL) and one director representing the Hellman & Friedman funds (if the Hellman & Friedman funds hold at least 50% of their original investment in us). Such matters include, among other things, subject to exceptions set forth in the subscription agreements:

    - any amendment to our organizational documents or the subscription agreement;

    - any change to our capital structure or the terms of our outstanding securities;

    - the declaration of any dividend or other distribution on, or repurchase of, our securities;

    - the issuance of any securities or the grant of any preemptive or anti-dilutive rights to any holder of our securities, or the grant of registration rights with respect to any of our securities;

    - any amendment to any grants made under our Long Term Incentive Plan for New Employees;

    - the incurrence of any material indebtedness;

    - our entering into any interested party transactions;

    - the acquisition of any material assets;

    - the acquisition of equity interests in any other person;

    - any change in our independent auditors or any material change in any method of financial accounting or accounting practice (other than changes required under U.S. generally accepted accounting principles);

    - any sale of material assets;

    - significant changes in compensation arrangements with any officer or key employee;

    - our liquidation or dissolution, or certain mergers or consolidations, sale of all or substantially all of our assets, or similar business combination;

    - entering into any transaction involving in excess of $1,000,000 or, if such transaction is in the ordinary course of business consistent with past practice, $5,000,000;

    - the approval of our annual plan, annual capital expenditure budget or the five-year plan of our company; or

    - the removal or appointment of a new chief executive officer or chairman.

    Notwithstanding the required approvals described above, the shareholders agreement does not grant these shareholders any right or consent to the extent that such right would result in such party being deemed to "control" any of our insurance subsidiaries that are domiciled in any state in the United States, where the exercise of such control would otherwise require the prior approval of such state.

    The rights of these shareholders described above terminate upon the mandatory conversion of the preference shares or the earlier conversion of all preference shares in accordance with their terms.

SPECIAL BOARD MEETINGS

    We agreed to use best efforts (1) to cause a special meeting of the board to be called upon the request of at least three directors and (2) to cause to be submitted, at the 2002 annual general meeting of our shareholders, a proposal to amend our bye-laws so that a special meeting of the board may be called by three directors or a majority of the total number of directors (whichever is fewer), in addition to the chairman of the board and the president of ACGL.

VOTING

    The signatories to the shareholders agreement agreed to vote all of their voting shares in favor of the proposal to approve a grant of restricted shares to Mr. Clements and an option grant to Mr. Pasquesi to be submitted for approval at our next annual general meeting.

CHAIRMAN

    The Warburg Pincus funds and the Hellman & Friedman funds agreed to take all actions necessary to cause Robert Clements to be duly elected as chairman of our board of directors for so long as he is willing and able to serve.

CERTAIN TRANSACTIONS

    The Warburg Pincus funds and the Hellman & Friedman funds agreed that, for a period of two years after the closing, they will not, directly or indirectly, without the prior approval of a majority of directors who are not affiliated with either the Warburg Pincus funds or the Hellman & Friedman funds:

    - acquire securities or assets from us or any of our subsidiaries, except as specifically contemplated by the subscription agreements, the preference shares and the class A warrants;

    - engage in any "Rule 13e-3 transaction" (as such term is defined in Rule 13e-3(a)(3) under the Exchange Act) involving us; or

    - engage in any other transaction that would result in the compulsory acquisition of our common shares.

    We and the Warburg Pincus funds and the Hellman & Friedman funds have agreed to endeavor to include at all times two directors on our board who are not affiliated with either the Warburg Pincus funds or the Hellman & Friedman funds. The prior approval of a majority of such independent directors is required prior to any change to or elimination of these provisions.

REGISTRATION RIGHTS

    The shareholders agreement also grants the investors registration rights described below.

    DEMAND REGISTRATION RIGHTS. The Warburg Pincus funds and the Hellman & Friedman funds have the right to request registration of their shares under the Securities Act, at any time and on not more than five separate occasions, so long as the request covers common shares with a market value on the date of the request of at least $25.0 million.

    PIGGY-BACK REGISTRATION RIGHTS. If at any time we propose to register any common shares under the Securities Act on our own behalf or on behalf of any of our shareholders (including pursuant to a demand registration as discussed above), we are required to give reasonably prompt written notice to each investor of our intention to do so and, upon request of any investor, but subject to limitations in some cases, include the investor's shares for registration. These investors have agreed to waive these registration rights with respect to this offering.

    REGISTRATION EXPENSES. We agreed to bear all registration, filing and related fees (excluding underwriters' discounts or commissions) in connection with any registration and listing of any common shares pursuant the registration provisions described above.

    INDEMNIFICATION; CONTRIBUTION. We agreed to indemnify each investor and its officers, directors, employees and controlling persons, and each underwriter, its partners, officers, directors, employees and controlling persons, in any offering or sale of common shares, against certain liabilities in connection with these registered offerings. Each investor agreed to indemnify us and our officers, directors, employees and controlling persons, against certain liabilities in connection with these registered offerings. In the event that the indemnification provisions are unavailable, we and the investors agreed to contribute such amounts as are appropriate to reflect the relative fault of the parties.

    TAG-ALONG/DRAG-ALONG RIGHTS. In the event that a Warburg Pincus fund, a Hellman & Friedman fund or a GE investor proposes to transfer preference shares, class A warrants or common shares issued upon conversion or exercise of such securities to a third party, and the net proceeds of such sale are reasonably expected to exceed $50.0 million, other investors may have rights under the shareholders agreement to "tag along" in such sale. The following tag-along rights are provided for in the shareholders agreement:

    - The GE investors have tag-along rights only if (1) a Warburg Pincus fund is the seller or (2) a Hellman & Friedman fund is the seller and the Warburg Pincus funds also exercise their rights to tag along in the sale.

    - Farallon has tag-along rights only if (1) a Hellman & Friedman fund is the seller or (2) a Warburg Pincus fund is the seller and the Hellman & Friedman funds also exercise their rights to tag along in the sale.

    - Trident II has tag-along rights in the event that a Warburg Pincus fund or a Hellman & Friedman fund is the seller.

    Any sale effected in the public markets (including by means of a "block trade" effected through any registered broker-dealer) or any distribution to partners of any partnership in which a Warburg Pincus fund or a Hellman & Friedman fund, or any of their respective affiliates, is the general partner will not give rise to any tag-along rights.

    In the event that a Warburg Pincus fund and/or a Hellman & Friedman fund proposes to transfer preference shares, class A warrants or common shares issued upon conversion or exercise of such securities representing either 51% of the votes then entitled to be cast in the election of directors, or 51% of our then outstanding common shares (taking into account common shares issuable upon conversion of preference shares) in a transaction, or in a series of related transactions, to a single person or group, the Warburg Pincus funds and the Hellman & Friedman funds have the right to require that Trident II participate in such transaction on a ratable basis.

RESTRICTIONS ON TRANSFER

    Each investor has agreed not to sell more than one-third of the shares purchased in its original investment until the earliest to occur of

    - November 20, 2002;

    - any event that would cause our outstanding class B warrants to become exercisable; or

    - our completion of a registered public offering of common shares the net proceeds of which to us exceed $25.0 million.

    This restriction on transfer will be removed, pursuant to the terms of the shareholders agreement, upon completion of this offering.

RESTRICTIONS ON CONVERSION/EXERCISE

    Prior to receipt of the regulatory approvals required in connection with the investment, the investors agreed not to convert any preference shares or exercise class A warrants issued under the subscription agreements unless all necessary approvals for the ownership of common shares issued upon such conversion or exercise have been obtained.

RESTRICTIONS ON DIVIDENDS AND SHARE REPURCHASES

    We agreed not to declare any dividend or make any other distribution on our common shares, and not to repurchase any common shares, until we have repurchased from the Warburg Pincus funds, the Hellman & Friedman funds, and the other holders of our preference shares, pro rata, on the basis of the amount of each of these shareholders' retained investment in the company at the time of such repurchase, preference shares having an aggregate value of $250.0 million, at a per share price acceptable to these shareholders (subject to the exception described under "--Subscription Agreement--Purchase Price Adjustments--Final Adjustments").

TERMINATION

    The shareholders agreement terminates upon the earlier to occur of:

    - November 20, 2011; or

    - mutual written agreement of us and the Warburg Pincus funds and the Hellman & Friedman funds.

MANAGEMENT SUBSCRIPTION

    In connection with the capital infusion, we entered into a management subscription agreement, pursuant to which certain members of management (or entities affiliated with them) agreed to purchase preference shares and class A warrants on the same economic terms as the Warburg Pincus funds and the Hellman & Friedman funds. The management subscription agreement was filed as an exhibit to our quarterly report on Form 10-Q filed with the SEC on November 14, 2001 and is incorporated herein by reference.

    On November 20, 2001, each of the persons or entities listed purchased preference shares and class A warrants for the amount opposite his or its names set forth in the table below:

NAME                                                       AMOUNT
----                                                       ------
SoundView Partners LP (an entity affiliated with Robert
  Clements)............................................  $ 2,000,000
Otter Capital LLC (an entity affiliated with John M.
  Pasquesi)............................................    7,500,000
Peter A. Appel.........................................    1,000,000
Paul B. Ingrey.........................................    2,000,000
Dwight R. Evans........................................      400,000
Marc Grandisson........................................      250,000
                                                         -----------
  Total................................................  $13,150,000
                                                         ===========

CERTIFICATE OF DESIGNATIONS

    The terms of the preference shares purchased in the investment are described under the heading "Description of Share Capital--Description of Preference Shares," which summarizes the terms of the certificate of designations governing the preference shares.

CLASS A WARRANTS

    Set forth below is a summary of the material terms of the class A warrants. You should read this summary in conjunction with the certificate for the class A warrants, the form of which was filed as an exhibit to our current report on Form 8-K filed with the SEC on January 4, 2002 and is incorporated herein by reference.

    GENERAL. Each class A warrant entitles the holder to purchase one common share for $20.00. The exercise price is subject to adjustments as discussed in greater detail under "--Anti-Dilution and Other Adjustments." The class A warrants will expire on September 19, 2002.

    EXERCISE OF THE CLASS A WARRANTS. Holders of the class A warrants may exercise their purchase rights under the class A warrants by making payment of the purchase price in cash or through a cashless exercise. Holders may effect a cashless exercise by (a) delivering common shares equivalent in value to the exercise price or (b) accepting a reduction in the number of common shares deliverable upon exercise of the class A warrants by an amount which would be equivalent in value to the exercise price. See "--Shareholders Agreement--Restrictions on Conversion/Exercise" for a description of the limitation on exercise of the class A warrants under the shareholders agreement.

    ANTI-DILUTION AND OTHER ADJUSTMENTS. The exercise price will be adjusted from time to time in order to prevent dilution. In addition, certain other adjustments will be made to the terms of the class A warrants upon extraordinary corporate events. Such anti-dilution and other adjustments include:

    - offerings of our common shares at a price below the market value of our common shares at the time of issuance will result in an adjustment to the exercise price under the class A warrants;

    - share splits or combinations of our common shares will result in an adjustment to the exercise price under the class A warrants;

    - a reorganization, reclassification, consolidation, merger or sale of assets may result in the substitution of other securities, cash or property upon exercise of the class A warrants; and

    - issuance of assets or debt securities or rights or warrants to purchase assets or securities by the company to its shareholders may result in an adjustment to the exercise price under the class A warrants.

    In addition, our board of directors may make such additional adjustments to the exercise price or other terms of the class A warrants in order to protect the rights of the holders of the class A warrants.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information available to us as of March 8, 2002 with respect to the ownership of our voting shares by (1) each person known to us to be the beneficial owner of more than 5% of any class of our outstanding voting shares, (2) each director and executive officer of ACGL, and (3) all of the directors and executive officers of ACGL as a group. Except as otherwise indicated, each person named below has sole investment and voting power with respect to the securities shown.

    Please note that this table addresses ownership of voting shares; it does not address the voting power of those shares, which, in some cases, is different than the percentage set forth below.

                                                                    COMMON SHARES
                                         --------------------------------------------------------------------
                                                  (A)                (B)             (C)             (D)
                                                                                FULLY-DILUTED   FULLY-DILUTED
                                               NUMBER OF          RULE 13D-3     PERCENTAGE      PERCENTAGE
                                             COMMON SHARES        PERCENTAGE     BEFORE THIS     AFTER THIS
NAME AND ADDRESS OF BENEFICIAL OWNER     BENEFICIALLY OWNED(1)   OWNERSHIP(1)    OFFERING(2)     OFFERING(3)
------------------------------------     ---------------------   ------------   -------------   -------------
Warburg Pincus(4)......................        20,943,229             57.1%          33.8%           30.6%
  c/o 466 Lexington Avenue
  New York, New York 10017

H&F Corporate Investors IV (Bermuda),          11,636,491             42.5           18.8            17.0
  Ltd.(5)..............................
  c/o A.S.&K. Services Ltd.
  41 Cedar Avenue
  Hamilton HM 12 Bermuda

Insurance Private Equity Investors,             2,585,583             14.1            4.2             3.8
  L.L.C.(6)............................
  3003 Summer Street
  Stamford, CT 06905

EQSF Advisers, Inc. and M.J. Whitman            2,426,905             15.4            3.9             3.5
  Advisers, Inc.(7)....................
  767 Third Avenue
  New York, New York 10017

Marsh & McLennan Risk Capital                   1,632,231             10.3            2.6             2.4
  Holdings, Ltd.(8)....................
  1166 Avenue of the Americas
  New York, New York 10036

Trident II, L.P.(9)....................         1,713,681              9.8            2.8             2.5
  Craig Appin House
  8 Wesley Street
  Hamilton HM 11 Bermuda

The Trident Partnership, L.P.(10)......         1,636,079              9.5            2.6             2.4
  Craig Appin House
  8 Wesley Street
  Hamilton HM11 Bermuda

Farallon Partners, L.L.C.(11)..........         1,292,791              7.6            2.1             1.9
  One Maritime Plaza
  Suite 1325
  San Francisco, CA 94111

                                                                    COMMON SHARES
                                         --------------------------------------------------------------------
                                                  (A)                (B)             (C)             (D)
                                                                                FULLY-DILUTED   FULLY-DILUTED
                                               NUMBER OF          RULE 13D-3     PERCENTAGE      PERCENTAGE
                                             COMMON SHARES        PERCENTAGE     BEFORE THIS     AFTER THIS
NAME AND ADDRESS OF BENEFICIAL OWNER     BENEFICIALLY OWNED(1)   OWNERSHIP(1)    OFFERING(2)     OFFERING(3)
------------------------------------     ---------------------   ------------   -------------   -------------
Artisan Partners Limited                        1,162,684              7.4            1.9             1.7
Partnership(12)........................
  1000 North Water Street, #1770
  Milwaukee, Wisconsin 53202

Beck, Mack & Oliver LLC(13)............         1,113,850              7.1            1.8             1.6
  330 Madison Avenue
  New York, New York 10017

Steinberg Priest Capital Management
Co.,
  Inc.(14).............................         1,438,147              9.1            2.3             2.1
  12 East 49th Street
  New York, New York 10017

Franklin Resources, Inc.(15)...........           842,900              5.3            1.4             1.2
  777 Mariners Island Boulevard
  San Mateo, California 94404

Crabbe Huson Group, Inc.(16)...........           809,887              5.1            1.3             1.2
  121 SW Morrison, Suite 1400
  Portland, Oregon 97204

Robert Clements(17)....................         2,315,751             14.3            3.9             3.5

Peter A. Appel(18).....................           502,406              3.1            1.4             1.3

John L. Bunce, Jr.(19).................        11,636,491             42.5           18.8            17.0

Paul B. Ingrey(20).....................           666,632              4.2            1.5             1.4

Constantine Iordanou(21)...............           573,050              3.6            1.4             1.3

Kewsong Lee(22)........................        20,944,592             57.1           33.9            30.6

James J. Meenaghan(23).................            17,113                *              *               *

John M. Pasquesi(24)...................         1,138,784              6.7            2.5             2.2

Robert F. Works(25)....................            23,972                *              *               *

Dwight R. Evans(26)....................           104,017                *              *               *

John D. Vollaro(27)....................            78,333                *              *               *

Debra M. O'Connor(28)..................            72,319                *              *               *

Louis T. Petrillo(29)..................            70,131                *              *               *

All directors and executive officers
(13 persons)...........................        38,143,591             75.9%          64.2%           58.1%

                                                         SERIES A CONVERTIBLE PREFERENCE SHARES
                                                 ------------------------------------------------------
                                                 NUMBER OF PREFERENCE SHARES          RULE 13D-3
NAME AND ADDRESS OF BENEFICIAL OWNER               BENEFICIALLY OWNED(30)      PERCENTAGE OWNERSHIP(30)
------------------------------------             ---------------------------   ------------------------
Warburg Pincus(4)..............................           18,939,311                     53.1%
H&F Corporate Investors IV (Bermuda),
  Ltd.(5)......................................           10,521,839                     29.5
Insurance Private Equity Investors,
  L.L.C.(6)....................................            2,338,186                      6.6
Robert Clements(17)............................               93,527                        *
Peter A. Appel(18).............................               46,763                        *
John L. Bunce, Jr.(19).........................           10,521,839                     29.5
John D. Vollaro................................                    0                        0
Paul B. Ingrey(20).............................               93,527                        *
Constantine Iordanou...........................                    0                        0
Kewsong Lee(22)................................           18,939,311                     53.1
James J. Meenaghan.............................                    0                        0
John M. Pasquesi(24)...........................              350,728                      1.0
Robert F. Works................................                    0                        0
Dwight R. Evans(26)............................               18,705                        *
Debra O'Connor.................................                    0                        0
Louis T. Petrillo..............................                    0                        0
All directors and executive officers (13
  persons).....................................           30,064,400                     84.2%

------------------------

*   Denotes beneficial ownership of less than 1.0%.

(1) Pursuant to Rule 13d-3 promulgated under the Exchange Act, amounts shown include common shares that may be acquired by a person within 60 days of
    March 8, 2002. Therefore, column (B) has been computed based on
    (a) 15,765,332 common shares actually outstanding as of March 8, 2002 and
    (b) common shares that may be acquired within 60 days of March 8, 2002 upon the exercise of options and warrants and conversion of preference shares held only by the person whose Rule 13d-3 Percentage Ownership of Common Shares is being computed. Each preference share is convertible into one common share, subject to adjustments. The preference shares are mandatorily convertible under certain circumstances. Under the subscription agreements, the purchase price for the preference shares is subject to certain adjustments, which may result in the issuance of additional preference shares and class A warrants to the purchasers. For a description of the adjustments, see "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments" and "Capitalization."

(2) Amounts shown under column (C) in the above table have been computed based on (a) 15,765,332 common shares actually outstanding as of March 8, 2002 and (b) common shares that may be acquired upon the exercise of all outstanding options and warrants and conversion of all preference shares, whether or not such options and warrants are exercisable within 60 days, held by all persons, and as of March 8, 2002, there were outstanding
    (i) class A warrants to purchase an aggregate of 5,401,707 common shares,
    (ii) class B warrants to purchase an aggregate of 150,000 common shares,
    (iii) options to purchase an aggregate of 4,883,811 common shares and
    (iv) 35,687,735 preference shares. The class A warrants are currently exercisable at $20 per share and expire on September 19, 2002. The class B warrants are exercisable at $20 per share at any time after our common shares have traded at or above $30 per share for 20 out of 30 consecutive trading days or a change of control has occurred and expire on September 19, 2005. See note (1) for a description of the preference shares.

(3) Amounts shown in column (D) in the above table have been computed on the basis of the number of common shares set forth in note (2) above plus the common shares to be issued in this offering and assuming no exercise of the underwriters' over-allotment option.

------------------------

(4) The security holders are Warburg Pincus (Bermuda) Private Equity VIII, L.P. ("WP VIII Bermuda"), Warburg Pincus (Bermuda) International Partners, L.P.
    ("WPIP Bermuda"), Warburg Pincus Netherlands International Partners I, C.V. ("WPIP Netherlands I") and Warburg Pincus Netherlands International Partners II, C.V. ("WPIP Netherlands II"). Warburg Pincus (Bermuda) Private
    Equity Ltd. ("WP VIII Bermuda Ltd.") is the sole general partner of WP VIII Bermuda. Warburg Pincus (Bermuda) International Ltd. ("WPIP Bermuda Ltd.") is the sole general partner of WPIP Bermuda. Warburg, Pincus & Co. ("WP") is the sole general partner of WPIP Netherlands I and WPIP Netherlands II. WP VIII Bermuda, WPIP Bermuda, WPIP Netherlands I and WPIP Netherlands II are managed by Warburg Pincus LLC ("WP LLC"). The foregoing is based on a
    Schedule 13D and a Form 3 dated November 30, 2001 filed with the SEC by these entities. Amounts in columns (A), (B), (C) and (D) reflect common shares issuable upon conversion of preference shares or exercise of class A warrants issued under the subscription agreements.

(5) The security holders are HFCP IV (Bermuda), L.P. ("HFCP IV Bermuda"), H&F International Partners IV-A (Bermuda), L.P. ("HFIP IV-A Bermuda"), H&F
    International Partners IV-B (Bermuda), L.P. ("HFIP IV-B Bermuda") and H&F Executive Fund IV (Bermuda), L.P. ("HFEF Bermuda," and together with HFCP IV Bermuda, HFIP IV-A Bermuda and HFIP IV-B Bermuda, the "H&F Funds"). H&F Investors IV (Bermuda), L.P. ("HFI IV Bermuda") is the sole general partner of the H&F Funds. H&F Corporate Investors IV (Bermuda) Ltd. ("HFCI Bermuda") is the sole general partner of HFI IV Bermuda. HFI IV Bermuda may be deemed to control the H&F Funds. The foregoing is based on a Schedule 13D and a Form 3 dated November 30, 2001 filed with the SEC by these entities. Amounts in columns (A), (B), (C) and (D) reflect (a) common shares issuable upon conversion of preference shares or exercise of class A warrants issued under the subscription agreements, (b) 1,263 common shares owned by Mr. Bunce for the benefit of these entities and (c) 100 common shares issuable upon exercise of currently exercisable options held by Mr. Bunce for the benefit of these entities.

(6) Insurance Private Equity Investors, L.L.C. ("Insurance") is a wholly owned subsidiary of General Electric Pension Trust ("GEPT"), which is an employee benefit plan for the benefit of employees of General Electric Company ("GE"). GE Asset Management Incorporated ("GEAM"), a wholly owned subsidiary of GE, acts as manager of Insurance and as investment manager of GEPT. Insurance, GEPT and GEAM may be deemed to share beneficial ownership. Excludes securities held by Orbital Holdings, Ltd., which is an indirect wholly owned subsidiary of GE, as to which Insurance, GEPT and GEAM disclaim beneficial ownership. Based on a Schedule 13D filed on November 30, 2001 by these entities. Amounts in columns (A), (B), (C) and (D) reflect common shares issuable upon conversion of preference shares or exercise of class A warrants issued under the subscription agreements.

(7) Based upon a Schedule 13G/A dated February 5, 2002, filed with the SEC jointly by EQSF Advisers, Inc. and M.J. Whitman Advisers, Inc. ("MJWA"),
    each an investment advisor, and Martin J. Whitman. In the Schedule 13G/A, EQSF reported that it has sole voting power and sole dispositive power with respect to 1,203,500 common shares and MJWA reported that it has sole dispositive power with respect to 1,223,405 common shares and sole voting power with respect to 1,144,355 common shares.

(8) Amounts in columns (A), (B), (C) and (D) reflect common shares issuable upon conversion of preference shares or exercise of class A warrants issued under the subscription agreements and 1,536,005 common shares owned directly by MMRCH. The preference shares and class A warrants are held by Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Employees' Securities Company, L.P., which are beneficially owned by employees of Marsh & McLennan, Inc. A subsidiary of MMRCH is the sole general partner of these funds, as well as the sole general partner of Trident II, L.P. and The Trident Partnership L.P.

------------------------

(9) Amounts in columns (A), (B), (C) and (D) reflect common shares issuable upon conversion of preference shares or exercise of class A warrants issued under the subscription agreements.

(10) Amounts in columns reflect (a) 250,000 common shares owned directly by The Trident Partnership, L.P. and (b) 1,386,079 common shares issuable upon the exercise of class A warrants held by The Trident Partnership, L.P. Based upon a Schedule 13D dated March 27, 1998, filed with the SEC by The Trident Partnership, L.P. The general partner of the partnership is a subsidiary of MMRCH.

(11) The security holders are Farallon Capital Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners
    III, L.P and RR Capital Partners, L.P. Farallon Partners, L.L.C. is the sole general partner of each of these holders. Amounts in columns (A), (B),
    (C) and (D) reflect common shares issuable upon conversion of preference shares or exercise of class A warrants issued under the subscription agreements.

(12) Based upon a Schedule 13G dated February 13, 2002, filed with the SEC by Artisan Partners Limited Partnership and certain of its affiliates
    (collectively, "Artisan"). In the Schedule 13G, Artisan reported that it has sole voting power and sole dispositive power with respect to 1,162,684 common shares beneficially owned by one or more discretionary clients of Artisan.

(13) Based upon a Schedule 13G dated February 11, 2002, filed with the SEC by Beck, Mack & Oliver LLC, an investment advisor. In the Schedule 13G, Beck reported that it has shared dispositive power with respect to 1,113,850 common shares beneficially owned by its clients.

(14) Based upon a Schedule 13G dated January 28, 2002, filed with the SEC jointly by Steinberg Priest Capital Management Co., Inc. ("SPCM"), an
    investment advisor, and Michael A. Steinberg & Co., Inc., a broker-dealer. In the Schedule 13G, SPCM reported that it has sole voting power with respect to 659,450 common shares and sole dispositive power with respect to 1,416,277 common shares, and Steinberg & Co. reported that it has sole dispositive power with respect to 21,870 common shares.

(15) Based upon a Schedule 13G dated February 14, 2002, filed with the SEC by Franklin Resources, Inc. and certain of its affiliates (collectively,
    "FRI"). In the Schedule 13G, FRI reported that it has sole voting power and sole dispositive power with respect to 842,900 common shares beneficially owned by one or more managed accounts which are advised by investment advisory subsidiaries of FRI.

(16) Based upon a Schedule 13G dated February 3, 2000, filed with the SEC by the Crabbe Huson Group, Inc., an investment advisor. In the Schedule 13G,
    Crabbe Huson reported that it has shared voting power with respect to 774,287 common shares and shared dispositive power with respect to 809,887 common shares beneficially owned by its clients.

(17) Amounts in columns (A) and (B) reflect (a) 1,810,600 common shares owned directly by Mr. Clements (including 1,696,911 restricted shares, which are subject to vesting), (b) 200,000 common shares issuable upon exercise of class A warrants owned directly by Mr. Clements, (c) 107,125 common shares issuable upon exercise of currently exercisable options owned directly by Mr. Clements, (d) 55,000 common shares owned by Taracay Investors,
    (e) 39,603 common shares issuable upon exercise of class A warrants owned by Taracay Investors and (f) common shares issuable upon conversion of preference shares or exercise of class A warrants owned by SoundView Partners, L.P. Amounts in columns (C) and (D) include 107,198 common shares issuable upon exercise of class B warrants, that are not currently exercisable within 60 days of the date hereof. Taracay Investors is a general partnership, the general partners of which consist of Mr. Clements and members of his family and the managing partner of which is Mr. Clements. Mr. Clements is the general partner of SoundView.

------------------------

(18) Amounts in columns (A) and (B) reflect (a) 134,895 common shares owned directly by Mr. Appel, (b) 315,800 common shares issuable upon exercise of currently exercisable options and (c) common shares issuable upon conversion of preference shares or exercise of class A warrants. Amounts in columns
    (C) and (D) include 372,407 common shares issuable upon exercise of stock options that are not likely to become exercisable within 60 days of the date hereof.

(19) Amounts in all columns reflect securities held by or for the benefit of the entities listed in note (5). Mr. Bunce is a member of an investment committee of HFCI Bermuda which has investment discretion over the securities held by the H&F Funds. Mr. Bunce is a 9.9% shareholder of HFCI Bermuda. All shares indicated as owned by Mr. Bunce are included because he is a member of our board and is affiliated with HFCI Bermuda. Mr. Bunce may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by the H&F Funds. Mr. Bunce disclaims beneficial ownership of all shares owned by the H&F Funds, except to the extent of his indirect pecuniary interest in the issuer held through the H&F Funds. Based on a Form 3 dated November 30, 2001 filed with the SEC by Mr. Bunce.

(20) Amounts in columns (A) and (B) reflect (a) 422,407 restricted shares (all of which are subject to vesting), (b) 140,802 common shares issuable upon exercise of currently exercisable options and (c) common shares issuable upon conversion of preference shares or exercise of class A warrants. Amounts in columns (C) and (D) include 281,605 common shares issuable upon exercise of stock options that are not currently exercisable within 60 days of the date hereof.

(21) Amounts in columns (A) and (B) reflect (a) 431,383 restricted shares (all of which are subject to vesting) and (b) 141,667 common shares issuable upon exercise of currently exercisable options. Amounts in columns (C) and
    (D) includes 283,333 common shares issuable upon exercise of stock options that are not currently exercisable within 60 days of the date hereof.

(22) Amounts reflect (a) securities held by the entities listed in note (4),
     (b) 1,263 common shares owned directly by Mr. Lee and (c) 100 common shares issuable upon exercise of currently exercisable options. Mr. Lee is a general partner of WP, a managing director and member of WP LLC and a beneficial owner of certain shares of capital stock of WP VIII Bermuda Ltd. and WPIP Bermuda Ltd. All shares indicated as owned by Mr. Lee are included because he is a member of our board and is affiliated with these Warburg Pincus entities. Mr. Lee may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares owned by WP VIII Bermuda, WPIP Bermuda, WPIP Netherlands I and WPIP Netherlands II. Mr. Lee disclaims beneficial ownership of all shares owned by these Warburg Pincus entities. Based on a Form 3 dated November 30, 2001 filed with the SEC by Mr. Lee.

(23) Amounts in columns (A) and (B) reflect (a) 1,813 common shares owned directly by Mr. Meenaghan and (b) 15,300 common shares issuable upon exercise of currently exercisable options. Amounts in columns (C) and
    (D) include 1,500 common shares issuable upon exercise of stock options that are not currently exercisable within 60 days of the date hereof.

(24) Amounts in columns (A) and (B) reflect (a) 750,946 common shares issuable upon exercise of currently exercisable options and (b) common shares issuable upon conversion of preference shares or exercise of class A warrants. Amounts in columns (C) and (D) include 375,473 common shares issuable upon exercise of stock options that are not currently exercisable within 60 days of the date hereof.

------------------------

(25) Amounts in columns (A) and (B) reflect (a) 5,672 common shares owned directly by Mr. Works and (b) 18,300 common shares issuable upon exercise of currently exercisable options. Amounts in columns (C) and (D) include 1,500 common shares issuable upon exercise of stock options that are not currently exercisable within 60 days of the date hereof.

(26) Amounts in columns (A) and (B) reflect (a) 50,000 restricted shares (all of which are subject to vesting), (b) 33,333 common shares issuable upon exercise of currently exercisable options and (c) common shares issuable upon conversion of preference shares or exercise of class A warrants. Amounts in columns (C) and (D) include 66,667 common shares issuable upon exercise of stock options that are not currently exercisable within 60 days of the date hereof.

(27) Amounts in columns (A) and (B) reflect (a) 50,000 restricted shares (all of which are subject to vesting) and (b) 28,333 common shares issuable upon exercise of currently exercisable options. Amounts in columns (C) and
    (D) include 56,667 common shares issuable upon exercise of stock options that are not currently exercisable within 60 days of the date hereof.

(28) Amounts in columns (A) and (B), reflect (a) 14,986 common shares owned directly by Ms. O'Connor and (b) 57,333 common shares issuable upon exercise of currently exercisable options. Amounts in columns (C) and
    (D) include 6,667 common shares issuable upon exercise of options that are not currently exercisable within 60 days hereof.

(29) Amounts in columns (A) and (B) reflect (a) 8,998 common shares owned directly by Mr. Petrillo and (b) 61,133 common shares issuable upon exercise of currently exercisable options. Amounts in columns (C) and
    (D) include 26,667 common shares issuable upon exercise of options that are not currently exercisable within 60 days hereof.

(30) Under the subscription agreements, the purchase price for the preference shares is subject to certain adjustments, which may result in the issuance of additional preference shares to the purchasers. For a description of the adjustments, see "The Capital Infusion--Subscription Agreement--Purchase Price Adjustments" and "Capitalization."

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                          DESCRIPTION OF SHARE CAPITAL

    The authorized share capital of ACGL consists of 200,000,000 common shares, par value U.S. $0.01 per share, and 50,000,000 preference shares, par value U.S. $0.01 per share. Without giving effect to the conversion of all outstanding series A convertible preference shares and exercise of all outstanding class A warrants, as of March 8, 2002, there were 15,765,332 common shares outstanding and 35,687,735 preference shares outstanding.

DESCRIPTION OF COMMON SHARES

    Holders of the common shares have no preemptive, redemption, conversion or sinking fund rights. Subject to the voting restrictions described below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights. In the event of our liquidation, dissolution, or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preference shares. All outstanding common shares are fully paid and non-assessable. The board is permitted to authorize the issuance of additional common shares, subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems the stock of the company may then be quoted or listed.

TRANSFER AGENT

    American Stock Transfer & Trust Company is the transfer agent and registrar of our common shares.

SHAREHOLDERS MEETINGS

    Under Bermuda law, an annual shareholders meeting must be convened at least once in every calendar year. Our bye-laws provide that a special shareholders meeting of shareholders may be convened by the chairman of the board of directors, the president or a majority of the directors in office at any time. In addition, under Bermuda law, subject to specified conditions, a special shareholders meeting must be convened upon the request of shareholders holding at least 10% of the paid-up capital of the company carrying the right to vote at shareholders' meetings.

    Our bye-laws provide that the presence of two or more persons representing, in person or by proxy, not less than a majority of the voting power represented by shares issued and entitled to vote shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by Bermuda law.

VOTING LIMITATION

    Our bye-laws contain a provision limiting the voting rights of any U.S. person, as defined in the Internal Revenue Code, who owns (directly, indirectly or constructively under the Code) shares with more than 9.9% of the total voting power of all shares entitled to vote generally at an election of directors to 9.9% of such voting power. See "Material U.S. Federal Income Tax Considerations--Taxation of Our U.S. Shareholders--Controlled Foreign Corporation Rules."

SHAREHOLDER PROPOSALS

    Our bye-laws establish an advance notice procedure for shareholder proposals to be brought before an annual shareholders meeting of our shareholders and for nominations by shareholders of candidates for election as directors at an annual general meeting or a special general meeting at which directors are to be elected. Subject to any other applicable requirements, including rule 14a-8 under the

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U.S. Securities Exchange Act of 1934, only such business may be conducted at an annual meeting of shareholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given to our secretary timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected will be eligible for election as a director. Subject to Bermuda law as described below, shareholders will not be entitled to raise proposals at special general meetings.

    To be timely, notice of nominations or other business to be brought before an annual general meeting must be received by our secretary at our principal executive office no later than 50 days prior to the date of such annual general meeting (or if less than 55 days' notice of the meeting is given, not later than the close of business on the seventh day following the day notice of the meeting is first given to shareholders). Similarly, notice of nominations to be brought before a special general meeting at which directors are to be elected must be delivered to the secretary at our principal executive office no later than the close of business on the seventh day following the day on which notice of the date of a special general meeting of shareholders was given.

    The shareholder's notice to nominate a director must set forth the identity of the nominee, any arrangements or understandings the shareholder has the nominee and any other information as would be required under the proxy rules of the Securities and Exchange Commission if that person were in fact to appear as a nominee in our proxy statement.

    Bermuda law provides that shareholders totaling at least 100 shareholders or holding at least 5% of the total voting rights can, at their own expense, require us to, subject to the provisions of Bermuda law:

    - give notice of any resolution which those shareholders can properly propose and intend to propose at the next annual general meeting of the company; or

    - circulate a statement prepared by those shareholders in respect of any matter referred to in a proposed resolution or any business to be dealt with at a general meeting.

BOARD OF DIRECTORS

    Our bye-laws provide that the number of directors will not be less than three nor more than eighteen and will be determined from time to time by a vote of a majority of our board of directors then in office. Our bye-laws provide that the board will be divided into three classes. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. At each annual general meeting, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term.

    Our bye-laws provide that directors may be removed only for cause, and cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony or been found by a court to be liable for gross negligence or misconduct in the performance of his or her duties. Our bye-laws also provide that our board of directors have the right to fill vacancies, including vacancies created by expansion of the board of directors.

    Pursuant to our shareholders agreement, we have agreed to restrictions on the composition of our board of directors. Pursuant to this agreement, the Warburg Pincus funds and the Hellman & Friedman funds are entitled to nominate a prescribed number of directors based on the respective retained percentages of their preference shares purchased in November 2001. Currently, our board consists of nine members, including one director nominated by the Warburg Pincus funds and one director nominated by the Hellman & Friedman funds. Once we have received the remaining regulatory

                                      S-73
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approvals required in connection with the capital infusion, the size of our board will be increased to up to 17 members. As long as the Warburg Pincus funds retain at least 75% of their original investment and Hellman & Friedman funds retain at least 60% of their original investment, these shareholders together will be entitled to nominate a majority of directors to our board.

DIVIDENDS

    Under Bermuda law and our bye-laws, our board of directors may declare dividends, or make distributions out of contributed surplus, as long as there are no reasonable grounds for believing that we are, or after the dividend or distribution would be, unable to pay our liabilities as they became due or that the realizable value of our assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. We have agreed not to declare any dividend or make any other distribution on our common shares until we have repurchased from the Warburg Pincus funds, the Hellman & Friedman funds and the other holders of preference shares, pro rata, on the basis of the amount of these shareholders' investments in us at the time of such repurchase, preference shares having an aggregate value of $250.0 million, at a per share price acceptable to those shareholders.

REPURCHASES OF SHARES

    Under Bermuda law and our bye-laws, we can repurchase our own shares so long as we are solvent and certain other conditions are met. We have agreed not to repurchase any common shares until we have repurchased from the Warburg Pincus funds, the Hellman & Friedman funds and the other holders of our preference shares, pro rata, on the basis of the amount of these shareholders' investments in us at the time of such repurchase, preference shares having an aggregate value of $250.0 million, at a per share price acceptable to those shareholders.

INTERESTED SHAREHOLDER PROVISIONS

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. Our bye-laws, in effect, incorporate the provisions of Section 203 of the Delaware General Corporation Law (the "Section 203 provisions"). The Section 203 provisions prohibit interested shareholders from engaging in a business combination with us for a period of three years from the time of becoming an interested shareholder. An interested shareholder is defined as a person that owns 15% or more of our voting power or any person that owned 15% or more of our voting power at any time within three years of the date that person's status as an interested shareholder is determined. Business combinations include:

    - mergers, amalgamations or similar transactions,

    - the sale of our assets having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all of our outstanding shares;

    - any transaction that results in the issuance or transfer by us of any of our share capital to the interested shareholder, except if the issuance is part of a proportionate distribution to all shareholders or due to the conversion of securities exercisable or exchangeable for our shares;

    - any transaction involving us or one of our subsidiaries that results in the interested shareholder's percentage ownership in us increasing; and

    - any receipt by the interested shareholder of the benefit of any loan, guarantee or other financial benefit provided by or through us.

    We have agreed that neither the Warburg Pincus funds nor the Hellman & Friedman funds will be considered to be an "interested shareholder."

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    We are not bound by the Section 203 provisions that restrict activities with respect to an interested shareholder if:

    - upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, that interested shareholder owned at least 85% of the voting power of our shares outstanding at the time the transaction commenced;

    - the board approved the transaction in which the interested shareholder became an interested shareholder before that transaction was completed; or

    - the business combination is approved at a general meeting by the vote of 66 2/3% of the outstanding voting shares not owned by the interested shareholder.

    The restrictions of the Section 203 provisions do not restrict the activities of an interested shareholder with respect to business combinations in the event that any of the following transactions:

    - a merger or consolidation of the company;

    - a sale of our assets having an aggregate market value equal to 50% or more of the aggregate value of all of our assets; or

    - a tender offer for 50% or more of our voting stock,

is approved or not opposed by a majority of our directors then in office, so long as those directors were in office (or were nominated or elected by directors who were in office) prior to the time the interested shareholder became an interested shareholder, and a business combination is proposed by an interested shareholder before we consummate or abandon, and after we either announce publicly, or give notice (which we are required to do in the case of an asset sale or merger) to all interested shareholders of, one of the specified transactions.

    The provisions of the bye-laws restricting business combinations with interested shareholders can be repealed only with (1) the affirmative vote of 66 2/3% of the outstanding shares and the approval of our board or (2) the affirmative vote of a majority of the outstanding shares and the affirmative vote of 75% of the entire board (and that 75% threshold must be met without the votes of directors who are affiliates of the interested shareholder).

ADDITIONAL VOTING RESTRICTIONS

    Our bye-laws provide that the affirmative vote of 80% of our outstanding shares (including a majority of the outstanding shares held by shareholders other than holders (and such holders' affiliates) of 10% or more ("10% holders") of the outstanding shares) shall be required (the "extraordinary vote") for the following corporate actions:

    - merger or consolidation of the company into a 10% holder;

    - sale or any or all of our assets to a 10% holder;

    - the issuance of our voting securities to a 10% holder; or

    - amendment of these provisions.

    The extraordinary vote will not apply to any transaction approved by the board, so long as a majority of those board members voting in favor of the transaction were duly elected and acting members of the board prior to the time the 10% holder became a 10% holder. We have agreed that neither the Warburg Pincus funds nor the Hellman & Friedman funds will be considered a "10% holder."

                                      S-75
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ANTI-TAKEOVER EFFECTS

    Certain of the provisions described above in our bye-laws could have the effect of discouraging unsolicited takeover bids from third parties or the removal of incumbent management. As a result, it may be less likely that you will receive premium prices for your shares in an unsolicited takeover of our company by another party. These provisions may encourage companies interested in acquiring the company to negotiate in advance with our board of directors, since the board has the authority to overrule the operation of several of the limitations.

    Our bye-laws provide that certain provisions which may have anti-takeover effects may be repealed or altered only with prior board approval and upon the affirmative vote of holders of shares representing at least 65% of the total voting power of our shares entitled generally to vote at an election of directors (80% in the case of the provisions described under "--Interested Shareholder Provisions--Additional Voting Restrictions").

    VOTING LIMITATION. The provisions described above under "--Voting Limitation" may deter any unsolicited or unnegotiated bids for the company since, subject to the exceptions described above, no U.S. person (without approval of 75% of the directors then in office) will be able to vote shares representing more than 9.9% of the voting power of our voting shares.

    LIMITATION ON SHAREHOLDER PROPOSALS AND CALLING OF SPECIAL SHAREHOLDERS MEETINGS. The provisions limiting shareholders' right to call special general meetings and to raise proposals or nominate directors at general meetings may have anti-takeover effects, although under Bermuda law, subject to specified conditions, any 10% shareholder can call a special general meeting and any 5% shareholder can raise a proposal at a general meeting.

    ACTION BY WRITTEN CONSENT. Under Bermuda law, shareholders may act by written consent only if such consent is unanimous among all shareholders entitled to vote. This limitation, together with the limitation on shareholder proposals and calling of special general meetings, could make an unsolicited or unnegotiated bid more difficult.

    CLASSIFIED BOARD OF DIRECTORS. The classified board provision could increase the likelihood that, in the event of a takeover, incumbent directors will retain their positions. In conjunction with the provision of the bye-laws authorizing our board of directors to fill vacant directorships, the classified board provision could prevent shareholders from removing incumbent directors without cause (as defined in our bye-laws) and filling the resulting vacancies with their own nominees. We believe that the provision will help assure that the board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting shares, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders. We also believe that a classified board helps assure the continuity and stability of the board and our business strategy and policies.

    POWER TO ISSUE SHARES. Authorized preference shares, as well as authorized but unissued common shares, will be available for issuance by the board, without further action by our shareholders, unless shareholder action is required by applicable law or the rules of any stock exchange on which any series of the our share capital may then be listed. We are authorized to have issued and outstanding 200,000,000 common shares and 50,000,000 preference shares. We believe that the availability of preference shares and additional common shares could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. These provisions give our board of directors the power to approve the issuance of preference shares or common shares that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of preference shares might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations.

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    INTERESTED SHAREHOLDER PROVISIONS.  Any interested shareholder or 10%
holder, each as defined above under "--Interested Shareholder Provisions," cannot effect certain transactions with us unless it complies with the provisions described in that section or the board of directors by requisite vote (or in the case of the Section 203 provisions, the shareholders by requisite vote) approve the transaction. These provisions may encourage potential acquirers to negotiate with the board and deter any bids not approved by the board.

    SHAREHOLDER APPROVAL OF BUSINESS COMBINATIONS. Bermuda law permits an amalgamation between two or more Bermuda companies, or between one or more Bermuda exempted companies and one or more foreign corporations, subject, unless the bye-laws otherwise provide, to obtaining a majority vote of three-fourths of the shareholders of each of the companies and each class of shares present and voting in person or by proxy at a meeting called for that purpose. Unless the bye-laws otherwise provide, Bermuda law also requires that the quorum at the meeting be more than one-third of the issued shares of the company or the class. Each share carries the right to vote in respect of an amalgamation, whether or not it otherwise carries the right to vote.

    Except as set forth in the next paragraph, our bye-laws provide that any amalgamation approved by two-thirds of the board of directors of the company shall require approval only by a majority of the voting power held by shareholders, if the holders of a majority of the shares issued and entitled to vote are present.

    Bermuda law also provides that where an offer is made for shares in a company by another company and, within four months of the offer, the holders of at least 90% in value of the shares which are the subject of the offer (other than shares already held by or on behalf of the offeror) accept, the offeror may by notice, given within two months after the expiration of the said four months, require any dissenting shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to a court within one month of notice objecting to the transfer and the court may make any order it thinks fit.

    APPRAISAL RIGHTS. Under Bermuda law, a dissenting shareholder of a company participating in an amalgamation, other than an amalgamation between a company and its wholly owned subsidiary or between two or more wholly owned subsidiaries of the same holding company, may apply to Bermuda's Supreme Court to appraise the fair value of his or her shares.

    INSPECTION OF BOOKS AND RECORDS. Bermuda law provides the general public with a right of inspection of a Bermuda company's public documents at the office of the Registrar of Companies in Bermuda, and provides a Bermuda company's shareholders with a right of inspection of the company's bye-laws, minutes of general meetings and audited financial statements. The register of shareholders is also open to inspection by shareholders free of charge and, upon payment of a small fee, by any other person.

    A Bermuda company is required to maintain its share register in Bermuda but may establish a branch register outside of Bermuda if its shares are traded on an appointed stock exchange or its shares have been offered to the public pursuant to a prospectus filed in accordance with Bermuda law. A Bermuda company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Under Bermuda law, a company is permitted to indemnify any officer or director, out of the funds of the company, against:

    - any liability he or she incurs in defending any proceedings, whether civil or criminal, in which (1) judgment is given in his or her favor, or
      (2) he or she is acquitted, or (3) he or she is

                                      S-77
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      granted relief from liability by the court in connection with any application under relevant Bermuda legislation; and

    - any loss or liability resulting from negligence, default, breach of duty or breach of trust, except for his or her fraud or dishonesty.

    Pursuant to our bye-laws, we will indemnify our officers and directors as well as their heirs, executors and administrators to the fullest extent permitted by law. Bermuda law does not permit indemnification of a person who is or may be found guilty of fraud or dishonesty.

    We will advance all reasonable expenses incurred by or on behalf of the indemnitee in connection with any related proceeding.

LIMITED LIABILITY OF DIRECTORS

    Under Bermuda law, a director must observe the statutory duty of care which requires a director to act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

    Bermuda law renders void any provision in the bye-laws or any contract between a company and any director exempting him or her from, or indemnifying him or her against, any liability in respect of any fraud or dishonesty of which he or she may be guilty in relation to the company.

    Our bye-laws provide that none of our officers or directors will be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duty, except where the person is or may be found to be guilty of fraud or dishonesty. A director who has an interest in any material contract or proposed material contract or in any person that is a party to such a contract with us or any of our subsidiaries and fails to disclose the interest at the first opportunity at a meeting of the directors or by writing to the directors is deemed not to be acting honestly or in good faith.

INTERESTED DIRECTOR TRANSACTIONS

    Under Bermuda law, without the consent of the holders of shares carrying at least nine-tenths of the total voting rights or in other limited instances, a company may not make a loan to or enter into any guarantee or provide security in respect of any loan made to any person who is a director of that company or of its holding company. Exceptions to this provision are:

    - loans or guarantees by the company in the ordinary course of its business, if the business includes lending money or giving guarantees; or

    - loans for the purposes of the company or to enable its directors to perform their duties, given with prior approval at a shareholders meeting where the purposes of the loan are disclosed; or if not given at that meeting, the loan is repaid or discharged within six months from the conclusion of the next following annual shareholders meeting.

    This provision does not preclude the reimbursement of expenses or loans to directors who are or were employees of the company to enable them to acquire shares or stock options.

SHAREHOLDERS' SUITS

    The Bermuda courts ordinarily would be expected to follow English precedent, which would permit a shareholder to commence a derivative action in the name of the company to remedy a wrong done to the company only:

    - where the act complained of is alleged to be beyond the corporate power of the company or illegal;

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    - where the act complained of is alleged to constitute a fraud against the minority shareholders by those controlling the company; PROVIDED that the majority shareholders have used their controlling position to prevent the company from taking action against the wrongdoers;

    - where an act requires approval by a greater percentage of the company's shareholders than actually approved it; or

    - where a derivative action is necessary to avoid a violation of the company's memorandum of association or bye-laws.

DESCRIPTION OF PREFERENCE SHARES

    Set forth below is a summary of the material terms of the certificate of designations for our series A convertible preference shares. You should read this summary in conjunction with the certificate, which was filed as an exhibit to our current report on Form 8-K filed with the SEC on January 4, 2002 (amended on January 7, 2002) and is incorporated herein by reference.

DIVIDENDS

    The holders of preference shares are entitled to receive dividends along with holders of our common shares, on an as-converted basis. Dividends are payable on each outstanding preference share on an as-converted basis. No dividends may be paid or declared on or with respect to our common shares prior to the declaration and payment of a dividend on or with respect to the preference shares. Dividends on the preference shares are noncumulative.

RANKING

    The preference shares rank, with respect to dividends and upon liquidation, winding up or dissolution:

    - on a parity with those shares which, by the terms of our bye-laws or by such rights, preferences or limitations as fixed by the board of directors, are specifically entitled to share ratably with the preference shares, and

    - senior to each other class or series of our shares.

The shareholders agreement between us and the holders of our preference shares includes a limitation on dividends on, and repurchases of, our common shares.

CONVERSION

    GENERAL. Each preference share is convertible at any time and from time to time at the option of the holder, initially, into one fully paid and nonassessable common share, subject to adjustment for certain events as described below under "--Adjustments." In connection with the conversion of any preference shares, no fractional shares will be issued. Instead, we will pay a cash amount for such fractional interest based on the current market price of the common shares. As discussed above, the shareholders agreement between us and the holders of our preference shares contains a limitation on conversion of the preference shares until the receipt of certain shareholder and regulatory approvals.

    MANDATORY CONVERSION. The preference shares will automatically convert into common shares following the later of: (a) the receipt of the regulatory approvals required in connection with the November 20 capital infusion and
(b) 90 days following the consummation of the purchase price adjustment to be performed at the fourth anniversary of closing (described above under "The Capital Infusion--Purchase Price Adjustments").

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    ADJUSTMENTS.  The number of common shares into which each preference share is convertible is subject to adjustment from time to time in the event of:

    - share splits or combinations of our common shares;

    - the declaration and payment of dividends on the common shares in additional common shares;

    - the distribution of indebtedness, securities or assets to holders of our common shares;

    - transactions in which our common shares are exchanged (either for different securities of our company or securities of a different company); or

    - offerings of our common shares, or securities convertible into or exercisable for common shares, at a price below the market value for our common shares at the time of issuance, subject to exceptions.

    LIQUIDATION PREFERENCE. In the event of our voluntary or involuntary liquidation, dissolution or winding-up, or a reduction or decrease in our share capital resulting in a distribution of assets to the holders of any class or series of our shares, each holder of preference shares is entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference of $21.00 per preference share held by such holder, plus all accumulated and unpaid dividends, before any distribution is made on any common shares. If, in the event of our voluntary or involuntary liquidation, dissolution or winding up or a reduction or decrease in our share capital, the amounts payable with respect to preference shares and parity shares are not paid in full, the holders of preference shares and the parity shares share equally and ratably in any distribution of share assets in proportion to the full liquidation preference and all accumulated and unpaid dividends to which each such holder is entitled.

    VOTING RIGHTS. Each holder of preference shares is entitled to the number of votes equal to the number of whole common shares into which all of such holder's preference shares are convertible, with respect to all matters submitted for shareholder approval. Except as required by applicable Bermuda law or by the express terms of the preference shares, holders will vote together with holders of the common shares as a single class.

    The affirmative vote of the holders of at least a majority of the outstanding preference shares, voting with holders of shares of all other series of preference shares affected in the same way as a single class, is required to amend, repeal or change any provisions of the certificate of designations in any manner which would adversely affect, alter or change the powers, preferences or special rights of the preference shares and any such securities affected in the same way. However, the creation, authorization or issuance of any other class or series of shares or the increase or decrease in the amount of authorized shares of any such class or series or of the preference shares, or any increase, decrease or change in the par value of any class or series of shares (including the preference shares) do not require the consent of the holders of the preference shares and are not deemed to affect adversely, alter or change the powers, preferences and special rights of the preference shares. With respect to any matter on which the holders are entitled to vote as a separate class, each preference share is entitled to one vote.

    Notwithstanding the foregoing, prior to the receipt of the regulatory approvals required in connection with the capital infusion by the Warburg Pincus funds and the Hellman & Friedman funds, if the votes conferred by common shares and preference shares beneficially owned by a given person would otherwise represent more than 9.9% of the voting power of all shares of the company entitled to vote generally at an election of directors, the vote of each preference share held by that person will be reduced by whatever amount is necessary so that after any reduction, the votes conferred by the common shares and preference shares beneficially owned by that person constitute 9.9% of the total voting power of all shares of the company entitled to vote generally at any election of directors.

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                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of the taxation of ACGL and the taxation of our shareholders is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

    The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of certain tax considerations
(a) under "--Taxation of ACGL--Bermuda" and "--Taxation of Shareholders--Bermuda Taxation" is based upon the advice of Conyers Dill & Pearman, Hamilton, Bermuda and (b) under "--Taxation of ACGL--United States," "--Taxation of Shareholders--United States Taxation," "--Taxation of Our U.S. Shareholders" and "--United States Taxation of Non-U.S. Shareholders" is based upon the advice of Cahill Gordon & Reindel, New York, New York (the advice of such firms does not include accounting matters, determinations or conclusions relating to the business or activities of ACGL). The summary is based upon current law and is for general information only. The tax treatment of a holder of our common shares, or of a person treated as a holder of our common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to us or to holders of our common shares. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING OUR COMMON SHARES.

TAXATION OF ACGL

BERMUDA

    Under current Bermuda law, we are not subject to tax on income or capital gains. We have obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. We could be subject to taxes in Bermuda after that date. This assurance will be subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (we are not so currently affected) or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us or our insurance subsidiary. We pay annual Bermuda government fees, and our Bermuda reinsurance subsidiary pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are sundry other taxes payable, directly or indirectly, to the Bermuda government.

UNITED STATES

    ACGL and its non-U.S. subsidiaries intend to conduct their operations such that they will not be engaged in a trade or business in the United States and, therefore, will not be required to pay U.S. federal income taxes (other than withholding taxes on dividends and certain other U.S. source investment income). However, because definitive identification of activities which constitute being engaged in a trade or business in the United States is not provided by the Internal Revenue Code of 1986, as amended (the "Code"), or regulations or court decisions, there can be no assurance that the Internal Revenue Service ("IRS") will not contend successfully that ACGL or its non-U.S. subsidiaries will be engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged would be subject to U.S. income tax, as well as the branch profits tax, on its income, which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provisions of a tax treaty. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that deductions and credits generally are not permitted unless the foreign corporation has timely filed a U.S. federal income tax return in accordance with applicable regulations. Penalties may be assessed for failure to file tax returns. The 30% branch profits tax is imposed on net income after subtracting the regular corporate tax and making certain other adjustments.

    Under the income tax treaty between Bermuda and the United States (the "Treaty"), ACGL's Bermuda insurance subsidiaries will be subject to U.S. income tax on any insurance premium income found to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Treaty have been issued. While there can be no assurances, ACGL does not believe that any of its Bermuda insurance subsidiaries have a permanent establishment in the United States. Such subsidiaries would not be entitled to the benefits of the Treaty if (i) less than 50% of ACGL's stock were beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents, or
(ii) any such subsidiary's income were used in substantial part to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents. While there can be no assurances, ACGL believes that its Bermuda insurance subsidiaries will be eligible for Treaty benefits after the sale of shares offered hereby.

    Foreign corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the United States as enumerated in Section 881(a) of the Code (such as dividends and certain interest on investments).

    PERSONAL HOLDING COMPANY RULES. A corporation will not be classified as a personal holding company (a "PHC") in a given taxable year unless both (i) at some time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the corporation's shares by value, and (ii) at least 60% of the adjusted ordinary gross income of the corporation for such taxable year consists of PHC income (as defined in Section 543 of the Code). For purposes of the 50% share ownership test, all of our common shares owned by an investment partnership will be attributed to each of its partners, if any, who are individuals. As a result of this attribution rule, we believe that currently five or fewer individuals are treated as owning more than 50% of the value of our common shares. Consequently, we or one or more of our subsidiaries could be or become PHCs, depending on whether we or any of our subsidiaries satisfy the PHC gross income test.

    We will use reasonable best efforts to cause ACGL and each of its subsidiaries not to satisfy the gross income requirement set forth in
Section 542(a) of the Code. If, however, we or any of our subsidiaries is or were to become a PHC in a given taxable year, such company would be subject to PHC tax (at the highest marginal rate on ordinary income applicable to individuals) on its "undistributed PHC income" (which, in our case and the case of our foreign subsidiaries, would include only PHC income that is from U.S. sources and foreign source income to the extent that such income is effectively connected with the conduct of a trade or business in the U.S.). PHC income generally would not include underwriting income or, in our case and the case of our foreign subsidiaries, investment income derived from non-U.S. sources or dividends received from non-U.S. subsidiaries. If we or any of our subsidiaries is or becomes a PHC, there can be no assurance that the amount of PHC income would be immaterial.

    There can be no assurance that we and each of our subsidiaries are not or will not become a PHC immediately following this offering or in the future because of factors including factual uncertainties regarding the application of the PHC rules, the makeup of our shareholder base and other circumstances that affect the application of the PHC rules to us and our subsidiaries.

TAXATION OF SHAREHOLDERS

    The following summary sets forth certain United States federal income tax considerations related to the purchase, ownership and disposition of our common shares. Unless otherwise stated, this summary deals only with shareholders ("U.S. Holders") that are United States Persons (as defined below) who hold their common shares as capital assets. The following discussion is only a general summary of the United States federal income tax matters described herein and does not purport to address all of the United States federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances. In addition, the following summary does not describe the United States federal income tax consequences that may be relevant to certain types of shareholders, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers in securities or traders that adopt a mark-to-market method of tax accounting, tax exempt organizations, expatriates or persons who hold the common shares as part of a hedging or conversion transaction or as part of a straddle, who may be subject to special rules or treatment under the Code. This discussions is based upon the Code, the Treasury regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States, or of any foreign government, that may be applicable to the common shares or the shareholders. Persons considering making an investment in the common shares should consult their own tax advisors concerning the application of the United States federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.

    If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your tax advisor.

    For purposes of this discussion, the term "United States Person" means:

    - a citizen or resident of the United States,

    - a corporation or entity treated as a corporation created or organized in or under the laws of the United States, or any political subdivision thereof,

    - an estate the income of which is subject to United States federal income taxation regardless of its source,

    - a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a United States Person for U.S. federal income tax purposes or

    - any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

BERMUDA TAXATION

    Currently, there is no Bermuda withholding tax on dividends paid by us.

UNITED STATES TAXATION

    TAXATION OF DIVIDENDS. Subject to the discussions below relating to the potential application of the CFC and PFIC rules, cash distributions, if any, made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed using U.S. tax principles). To the extent such distributions exceed our earnings and profits, they will be treated first as a return of the U.S. Holder's basis in the common shares to the extent thereof, and then as gain from the sale of a capital asset.

    SALE, EXCHANGE OR OTHER DISPOSITION. Subject to the discussions below relating to the potential application of the CFC, PFIC and foreign personal holding company ("FPHC") rules, holders of common shares generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or disposition of common shares.

TAXATION OF OUR U.S. SHAREHOLDERS

CONTROLLED FOREIGN CORPORATION RULES

    Under our bye-laws, the 9.9% voting restriction applicable to the Controlled Shares of a U.S. Person (as defined in our bye-laws) generally does not apply to certain of our investors. As a result of certain attribution rules, we believe, therefore, that we and our foreign subsidiaries are controlled foreign corporations ("CFCs"). That status as a CFC does not cause us or any of our subsidiaries to be subject to U.S. federal income tax. Such status also has no adverse U.S. federal income tax consequences for any U.S. Holder that is considered to own less than 10% of the total combined voting power of our common shares or those of our foreign subsidiaries. Only U.S. Holders that are considered to own 10% or more of the total combined voting power of our common shares or those of our foreign subsidiaries (taking into account common shares actually owned by such U.S. Holder as well as common shares attributed to such U.S. Holder under the Code or the regulations thereunder) (a "10% U.S. Voting Shareholder") is affected by our status as a CFC. Our bye-laws are intended to prevent any U.S. Holder from being considered a 10% U.S. Voting Shareholder by limiting the votes conferred by the Controlled Shares (as defined in our bye-laws) of any U.S. Person to 9.9% of the total voting power of all our shares entitled to vote. However, because under our bye-laws certain funds associated with Warburg Pincus and Hellman & Friedman generally are entitled to vote their directly owned common shares in full, a U.S. Holder that is attributed (under the Code or the regulations thereunder) common shares owned by such funds may be considered a 10% U.S. Voting Shareholder. If you are a direct or indirect investor in a fund associated with Warburg Pincus or Hellman & Friedman additional common shares could be attributed to you for purposes of determining whether you are considered to be a 10% U.S. Voting Shareholder. As long as we are a CFC, a U.S. Holder that is considered a 10% U.S. Voting Shareholder will be subject to current U.S. federal income taxation (at ordinary income tax rates) to the extent of all or a portion of the undistributed earnings and profits of ACGL and our subsidiaries attributable to "subpart F income" (including certain insurance premium income and investment income) and may be taxable at ordinary income tax rates on any gain realized on a sale or other disposition (including by way of repurchase or liquidation) of our common shares to the extent of the current and accumulated earnings and profits attributable to such shares.

    While our bye-laws are intended to prevent any member from being considered a 10% U.S. Voting Shareholder (except as described above), there can be no assurance that a U.S. Holder will not be treated as a 10% U.S. Voting Shareholder, by attribution or otherwise, under the Code or any applicable regulations thereunder. See "Risk Factors--Risks Relating to Taxation--U.S. persons who hold our common shares may be subject to U.S. income taxation at ordinary income rates on our undistributed earnings and profits."

RELATED PERSON INSURANCE INCOME RULES

    We do not expect the gross "related person insurance income" ("RPII") of any of our non-U.S. subsidiaries to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future and do not expect the direct or indirect insureds (and related persons) of any such subsidiary to directly or indirectly own 20% or more of either the voting power or value of our common stock. Consequently, we do not expect any U.S. person owning common shares to be required to include in gross income for U.S. federal income tax purposes RPII income, but there can be no assurance that this will be the case.

    Section 953(c)(7) of the Code generally provides that Section 1248 of the Code (which generally would require a U.S. Holder to treat certain gains attributable to the sale, exchange or disposition of common shares as a dividend) will apply to the sale or exchange by a U.S. shareholder of shares in a foreign corporation that is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the U.S. shareholder is a 10% U.S. Voting Shareholder or whether the corporation qualifies for either the RPII 20% ownership exception or the RPII 20% gross income exception. Although existing Treasury Department regulations do not address the question, proposed Treasury regulations issued in April 1991 create some ambiguity as to whether
Section 1248 and the requirement to file Form 5471 would apply when the foreign corporation has a foreign insurance subsidiary that is a CFC for RPII purposes and that would be taxed as an insurance company if it were a domestic corporation. We believe that Section 1248 and the requirement to file Form 5471 will not apply to a less than 10% U.S. Shareholder because ACGL is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the proposed regulations in this manner or that the Treasury Department will not take the position that Section 1248 and the requirement to file Form 5471 will apply to dispositions of our common shares.

    If the IRS or U.S. Treasury Department were to make Section 1248 and the Form 5471 filing requirement applicable to the sale of our common shares, we would notify shareholders that Section 1248 of the Code and the requirement to file Form 5471 will apply to dispositions of our common shares. Thereafter, we would send a notice after the end of each calendar year to all persons who were shareholders during the year notifying them that Section 1248 and the requirement to file Form 5471 apply to dispositions of our common shares by U.S. Holders. We would attach to this notice a copy of Form 5471 completed with all our information and instructions for completing the shareholder information.

FOREIGN PERSONAL HOLDING COMPANY RULES

    A foreign company will not be classified as an FPHC unless both (i) at some time during the taxable year at issue, five or fewer individuals who are U.S. citizens or residents own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of all classes of its shares measured by voting power or value and (ii) at least 60% (or in general 50% for any year after the first year that a corporation is an FPHC) of its gross income is FPHC income (as defined in Section 553 of the Code) (generally including passive income such as dividends, interest and gains from the sale of stocks and securities). For purposes of the share ownership test, all of our common shares owned by an investment partnership will be attributed to each of its partners, if any, who are individuals. As a result of this attribution rule, we believe that currently five or fewer individuals are treated as owning more than 50% of the value of our common shares. Consequently, we or one or more of our foreign subsidiaries could be or become FPHCs, depending on whether we or any of our foreign subsidiaries satisfy the FPHC gross income test.

    We will use reasonable best efforts to cause us and each of our subsidiaries not to satisfy the gross income requirement set forth in Section 552 of the Code. If, however, we or any of our subsidiaries are or were to become an FPHC, a portion of such company's "undistributed foreign personal holding company income" (as defined in the Code) would be imputed to all of our U.S. Holders. Such income would be taxable as a dividend, even if no cash dividend were actually paid. In such event, subsequent cash distributions would first be treated as a tax-free return of any previously taxed and undistributed amounts. In addition, if we or any of our subsidiaries are or become an FPHC in any year, the heirs or estate of any individual U.S. Holder who dies in the immediately following year (whether or not we or any of our subsidiaries are an FPHC in such year) would not be entitled to a "step-up" in the basis of the common shares which might otherwise be available under U.S. income tax laws.

    There can be no assurance that we and each of our subsidiaries are not or will not become an FPHC because of factors including factual uncertainties regarding the application of the FPHC rules, the makeup of our shareholder base and other circumstances that could affect the application of the FPHC rules to us and our subsidiaries. If we or any of our subsidiaries are or were to become an FPHC, such company would not be subject to the PHC rules described above.

PASSIVE FOREIGN INVESTMENT COMPANIES

    Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75% or more of its income constitutes "passive income" or 50% or more of its assets produce passive income. If we were to be characterized as a PFIC, U.S. Holders would be subject to a penalty tax at the time of their sale of (or receipt of an "excess distribution" with respect to) their common shares. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxable in equal portions throughout the holder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. A U.S. shareholder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a qualified electing fund ("QEF") election. A QEF election is revocable only with the consent of the Internal Revenue Service and has the following consequences to a shareholder:

    - For any year in which ACGL is not a PFIC, no income tax consequences would result.

    - For any year in which the ACGL is a PFIC, the shareholder would include in its taxable income a proportionate share of the net ordinary income and net capital gains of ACGL and certain of its non-U.S. subsidiaries.

    The PFIC statutory provisions contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business...." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The PFIC statutory provisions contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25% of the stock. We will use reasonable best efforts to cause us and each of our subsidiaries not to constitute a PFIC within the meaning of Section 1297 of the Code.

    No regulations interpreting the substantive PFIC provisions have yet been issued. Each U.S. Holder should consult his tax advisor as to the effects of these rules.

UNITED STATES TAXATION OF NON-U.S. SHAREHOLDERS

TAXATION OF DIVIDENDS

    Cash distributions, if any, made with respect to common shares held by shareholders who are not United States Persons ("Non-U.S. holders") generally will not be subject to United States withholding tax.

SALE, EXCHANGE OR OTHER DISPOSITION

    Non-U.S. holders of common shares generally will not be subject to U.S. federal income tax with respect to gain realized upon the sale, exchange or other disposition of common shares unless such gain is effectively connected with a U.S. trade or business of the Non-U.S. holder in the United States or such person is present in the United States for 183 days or more in the taxable year the gain is realized and certain other requirements are satisfied.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Non-U.S. holders of common shares will not be subject to U.S. information reporting or backup withholding with respect to dispositions of common shares effected through a non-U.S. office of a broker, unless the broker has certain connections to the United States or is a United States person. No U.S. backup withholding will apply to payments of dividends, if any, on the common shares.

OTHER TAX LAWS

    Shareholders should consult their own tax advisors with respect to the applicability to them of the tax laws of other jurisdictions.

                                  UNDERWRITING

    We intend to offer the common shares through the underwriters. Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Salomon Smith Barney Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in the purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of common shares listed opposite their names below.

                                                                 NUMBER
                                                               OF COMMON
UNDERWRITER                                                      SHARES
-----------                                                   ------------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Goldman, Sachs & Co.........................................
Salomon Smith Barney Inc....................................
                                                              ------------
        Total...............................................     6,500,000
                                                              ============

    The underwriters have agreed to purchase all of the common shares sold under the purchase agreement if any of these common shares are purchased, other than those common shares covered by the over-allotment option described below. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments to the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the common shares, subject to prior sale, when, as and if issued and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us that the underwriters propose initially to offer the common shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $ per common share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per common share to other dealers. After the commencement of this offering, the public offering price, concessions and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to ACGL. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                        PER COMMON SHARE               TOTAL
                                                     -----------------------   ---------------------
                                                       WITHOUT       WITH       WITHOUT      WITH
                                                        OVER-        OVER-       OVER-       OVER-
                                                      ALLOTMENT    ALLOTMENT   ALLOTMENT   ALLOTMENT
                                                     -----------   ---------   ---------   ---------
Underwriting discounts and commissions paid by
  us...............................................    $            $           $           $
Expenses payable by us.............................    $            $           $           $

    The expenses of the offering, not including the underwriting discounts, are estimated at $900,000 and are payable by ACGL.

OVER-ALLOTMENT OPTION

    We have granted an option to the underwriters to purchase up to 975,000 additional common shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to the conditions contained in the purchase agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the public offering price, approximately five percent of the common shares offered by this prospectus supplement for sales to some of our directors, officers, employees and related persons. If these persons purchase reserved common shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other common shares offered by this prospectus supplement.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers, directors and certain existing shareholders have agreed, with exceptions, not to sell or transfer any common shares for 120 days after the date of this prospectus supplement without first obtaining the written consent of Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals have agreed not to directly or indirectly

    - offer, pledge, sell or contract to sell any common shares,

    - sell any option or contract to purchase any common shares,

    - purchase any option or contract to sell any common shares,

    - grant any option, right or warrant for the sale of any common shares,

    - lend or otherwise dispose of or transfer any common shares,

    - request or demand that we file a registration statement related to the common shares, or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common shares, whether such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

    This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition (other than common shares acquired in the open market).

QUOTATION ON THE NASDAQ NATIONAL MARKET

    Our common shares are quoted on the Nasdaq National Market under the symbol ACGL.

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

    Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common shares may be higher than it would otherwise be in the absence of these transactions.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

ELECTRONIC POSTING OF PROSPECTUS SUPPLEMENT

    This prospectus supplement and the accompanying prospectus in electronic format is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated and may be made available on web sites maintained by one or more of the other underwriters or selling group members, if any, participating in this offering. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the Internet web sites maintained by the underwriters and selling group members, if any, or any of their affiliates is not a part of this prospectus supplement or the accompanying prospectus. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members, if any, that will make Internet distributions on the same basis as other allocations. Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to allocate a limited number of common shares for sale to its online brokerage customers.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions. Merrill Lynch Investment Managers, which is affiliated with Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the joint lead managers and book runners in this offering, owns 441,200 common shares according to a Schedule 13G filed by Merrill Lynch & Co. on behalf of Merrill Lynch Investment Managers on February 5, 2002.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

REPRESENTATIONS OF PURCHASERS

    By purchasing common shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

    - the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION--ONTARIO PURCHASERS ONLY

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for us by Cahill Gordon & Reindel, New York, New York. The validity of the common shares will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Arch Capital Group Ltd. for the years ended December 31,
1999, 2000 and 2001 incorporated herein by reference have been audited by PricewaterhouseCoopers, as stated in their report attached thereto.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This prospectus supplement includes forward-looking statements which reflect our current views with respect to future events and financial performance. All statements other than statements of historical fact included in or incorporated by reference in this prospectus supplement are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or their negative or variations or similar terminology.

    Forward-looking statements involve our current assessment of risks and uncertainties. Actual events and results may differ materially from those expressed or implied in these statements. Important factors that could cause actual events or results to differ materially from those indicated in such statements are discussed below and elsewhere in this prospectus supplement, including, without limitation, the section entitled "Risk Factors," and include:

    - our management's ability to successfully implement its business strategy, as described herein;

    - acceptance of our products and services and security by brokers and insureds;

    - acceptance of our business strategy, security and financial condition by rating agencies and regulators;

    - general economic and market conditions (including as to inflation and foreign currency exchange rates) and conditions specific to the reinsurance and insurance markets in which we operate;

    - competition, including increased competition, on the basis of pricing, capacity, coverage terms or other factors;

    - the integration of businesses we have acquired or may acquire into our existing operations;

    - greater than expected loss ratios on business written by us and adverse development on claim and/or claim expense liabilities related to business written by us;

    - acts of terrorism, other hostilities or other unforecasted and unpredictable events;

    - losses relating to aviation business and business produced by a certain managing underwriting agency for which we may be liable to the purchaser of our prior reinsurance business or to others in connection with the May 5, 2000 asset sale;

    - availability to us of reinsurance to manage our gross and net exposures;

    - the failure of reinsurers or others to meet their obligations to us;

    - the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;

    - changes in the financial environment, including interest rates;

    - changes in accounting principles or the application of such principles by accounting firms or regulators;

    - statutory or regulatory, including as to tax policy and matters and insurance regulatory matters and government provision or back-stopping of insurance (including for acts of terrorism); and

    - rating agency policies and practices.

    In addition to the risks discussed in "Risk Factors," other general factors could affect our results, including: (a) developments in the world's financial and capital markets and our access to such markets; (b) changes in regulations or tax laws applicable to us, our subsidiaries, brokers or customers; and
(c) the effects of business disruption or economic contraction due to terrorism or other hostilities.

    All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein or elsewhere. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    As required by law, we file reports, proxy statements and other information with the SEC (SEC file number: 0-26456). These reports, proxy statements and other information contain additional information about us. You can inspect and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You can obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. The SEC's Internet address is http://www.sec.gov. You can also inspect these materials at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" information into this prospectus supplement in addition to the information incorporated by reference in the accompanying prospectus, which means that we can disclose important information by referring you to another document filed separately with the SEC. This information incorporated by reference is considered part of this prospectus supplement, except to the extent that the information is superseded by information in this prospectus supplement. This prospectus supplement incorporates by our Annual Report on Form 10-K for the year ended December 31, 2001.

    We are also incorporating by reference the information contained in all other documents that we file with the SEC between the date of this prospectus supplement and the time that all of the common shares offered hereby. The information contained in any of these documents will be considered part of this prospectus supplement from the date these documents are filed.

    Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

    If you would like to receive a copy of any document incorporated by reference into this prospectus supplement (which will not include any of the exhibits to the document other than those exhibits that are themselves specifically incorporated by reference into this prospectus supplement), you should call or write to Arch Capital Group Ltd., Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda, Attention: Secretary (telephone
(441) 295-1422). We will provide these documents, without charge, by first class mail.

    Our common shares are quoted on the Nasdaq National Market. Our reports, proxy and information statements and other information can also be inspected at the office of The Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006-1506.

PROSPECTUS

                                  $500,000,000
                            ARCH CAPITAL GROUP LTD.

                                 COMMON SHARES
                               PREFERENCE SHARES
                           UNSECURED DEBT SECURITIES

                             ---------------------

    We may offer from time to time:

    - Common shares

    - Preference shares

    - Unsecured debt securities

    A prospectus supplement, which must accompany this prospectus, will describe the securities we are offering and selling, as well as the specific terms of the securities. Those terms may include, among others, as applicable:

- Maturity                                 - Redemption terms

- Interest rate                            - Conversion terms

- Dividend rate                            - Listing on a securities exchange

- Sinking fund terms                       - Amount payable at maturity

- Ranking                                  - Liquidation preference

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

    The securities may be offered in amounts, at prices and on terms determined at the time of offering. The securities may be sold directly to you through agents which we may select or through underwriters and dealers which we may select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

    We will provide the specific terms of the securities of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplement carefully before you invest in the securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

    Our common shares are traded on the Nasdaq National Market under the symbol "ACGL." The closing price of our common shares was $27.24 per share on March 14, 2002.

March 18, 2002

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About This Prospectus.......................................      2
Cautionary Note Regarding Forward Looking Statements........      3
Where You Can Find More Information.........................      3
Arch Capital Group Ltd......................................      4
Use of Proceeds.............................................      5
Ratio of Earnings to Fixed Charges and Preference Share
  Dividends.................................................      5
General Description of the Offered Securities...............      6
Description of Share Capital................................      6
Description of Debt Securities..............................      6
Description of Preference Shares............................     19
Description of Common Shares................................     20
Plan of Distribution........................................     21
Legal Matters...............................................     22
Experts.....................................................     22

    No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter, dealer or agent. Neither this prospectus nor the accompanying prospectus supplement constitutes an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

    In this prospectus and in the accompanying prospectus supplement, unless the context requires otherwise, "we," "us" and "our" refer to Arch Capital
Group Ltd. and its subsidiaries.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process, relating to our shares, preference shares and unsecured debt securities.

    Under this shelf process, we may sell the securities described in this prospectus in one or more offerings for up to an aggregate initial offering price of $500,000,000. This prospectus provides you with a general description of the securities that we may offer. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding Arch Capital and the offered securities, please refer to the registration statement. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                            ------------------------

    We have obtained consent for the issue and transfer of shares to and between persons regarded as non-resident in Bermuda for exchange control purposes without specific consent under the Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This prospectus and the documents incorporated herein by reference may include forward-looking statements that reflect our current views with respect to future events and financial performance. All statements other than statements of historical fact included or incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements involve the our current assessment of risks and uncertainties, including statements regarding anticipated future financial results and prospects for the insurance and reinsurance markets generally. Actual events and results and prospects for the insurance and reinsurance markets may differ materially from those expressed or implied in these statements. In addition to risks and uncertainties related to the our business described in filings by us with the Securities Exchange Commission which are incorporated herein by reference or in the prospectus supplement relating to specific offerings of securities, the matters described in this prospectus are subject to various risks and uncertainties including, but not limited to, the risks relating to the successful implementation of our new business plan and integration of new management personnel into our existing structure and conditions in the insurance and reinsurance markets. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein or elsewhere. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

    As required by law, we file reports, proxy statements and other information with the SEC (SEC file number: 0-26456). These reports, proxy statements and other information contain additional information about us. You can inspect and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You can obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. The SEC's Internet address is http://www.sec.gov. You can also inspect these materials at the offices of the Nasdaq Stock Market, 1735 K Street, N.W. Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information by referring you to another document filed separately with the SEC. Information incorporated by reference is considered part of this prospectus, except to the extent that the information is superseded by information in this prospectus. This prospectus incorporates by reference the following:

    - Our annual report on Form 10-K/A for the year ended December 31, 2000.

    - Our quarterly report on Form 10-Q/A for the quarter ended March 31, 2001, our quarterly report on Form 10-Q for the quarter ended June 30, 2001 and our quarterly report on Form 10-Q for the quarter ended September 30, 2001.

    - Our current reports on Form 8-K filed on March 15, 2001, July 6, 2001 (as amended on August 7, 2001), November 8, 2001 and January 4, 2002 (as amended on January 7, 2002) and our current report on Form 8-K/A filed on May 14, 2001.

    - Our proxy statement on Schedule 14A for our annual meeting of shareholders held on June 7, 2001 (other than the sections entitled "Execution Compensation--Report of the Compensation and Stock Awards Committees of the Board of Directors," "Performance Graph," "Report of the Audit Committee of the Board of Directors" and "Audit Fees").

    - Our proxy statement on Schedule 14A for our special general meeting of shareholders scheduled to be held on March 7, 2002.

    - The description of the common shares contained in our registration statement on Form 8-A filed on November 7, 2000 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

    We are also incorporating by reference the information contained in all other documents that we file with the SEC between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the time that all of the securities registered under the registration statement are sold. The information contained in any of these documents will be considered part of this prospectus from the date these documents are filed.

    Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    If you would like to receive a copy of any document incorporated by reference into this prospectus (which will not include any of the exhibits to the document other than those exhibits that are themselves specifically incorporated by reference into this prospectus), you should call or write to Arch Capital Group Ltd., Clarendon House, 2 Church Street, Hamilton, HM 12 Bermuda, Attention: Secretary (telephone (441) 295-1422). We will provide these documents, without charge, by first class mail.

                            ARCH CAPITAL GROUP LTD.

    Arch Capital Group Ltd. ("ACGL"), a Bermuda public limited company with more than $1 billion in equity capital, provides insurance and reinsurance on a worldwide basis through its wholly owned subsidiaries.

    On November 8, 2000, following the approval by its shareholders, Arch Capital Group (U.S.) Inc. ("Arch-U.S.") completed an internal reorganization that resulted in Arch-U.S. becoming a wholly owned subsidiary of ACGL, which was formed in September 2000 in connection with this reorganization. Arch-U.S. is a Delaware company formed in March 1995 under the original name of "Risk Capital Holdings." Arch-U.S. commenced operations in September 1995 following the completion of its initial public offering. Prior to May 5, 2000, Arch-U.S. provided reinsurance and other forms of capital for insurance companies through its wholly owned subsidiary, Arch Reinsurance Company ("Arch Re"), a Nebraska corporation formed in 1995 under the original name of "Risk Capital Reinsurance Company." On May 5, 2000, Arch-U.S. sold the reinsurance operations of Arch Re to Folksamerica Reinsurance Company in an asset sale.

    On November 20, 2001, investors led by Warburg Pincus investment funds and Hellman & Friedman investment funds and certain members of management purchased from us, for $763.15 million in cash, 35,687,735 series A convertible preference shares and 3,776,025 class A warrants. The purpose of this investment was to provide a significant infusion of capital to launch a new underwriting initiative to meet current and future demand in the global insurance and reinsurance markets. We have also made several additions to our reinsurance team, including Paul Ingrey, formerly Chairman of F&G Re; Dwight Evans, formerly Executive Vice President, North American Property for St. Paul Re and F&G Re; and Marc Grandisson, Vice President and Actuary of the reinsurance division of Berkshire Hathaway. In early 2002, Constantine "Dinos" Iordanou, formerly Senior

Executive Vice President of group operations worldwide of Zurich Financial Services, having previously been CEO of Zurich North America, became president of our worldwide insurance and reinsurance group and a member of our board of directors.

    In connection with these investments, we held a special meeting of our shareholders for March 7, 2002 at which our shareholders approved the issuance of common shares upon conversion or exercise of these new securities in excess of the maximum amount of common shares that is permitted under Nasdaq Stock Market rules to be issued without shareholder approval, and the provision for voting power of the preference shares in excess of the maximum amount that is permitted under Nasdaq Stock Market rules without shareholder approval. At this special meeting, our shareholders are also approved, among other proposals, amendments to our bye-law limiting voting power of specified shareholders to 9.9% of the voting power of our shares and our bye-law concerning election of subsidiary directors.

    ACGL has its registered office at Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda and its principal executive offices will be located at Wessex House, 45 Reid Street, Hamilton HM 12 Bermuda.

                                USE OF PROCEEDS

    Except as may otherwise be described in the prospectus supplement relating to an offering of securities, the net proceeds from the sale of the securities included in this prospectus will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related prospectus supplement.

       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

    Because we have, and for the previous five fiscal years have had, no fixed charges, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference share dividends are not applicable.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

    We may offer from time to time under this prospectus, separately or together:

    - common shares,

    - preference shares and

    - unsecured senior or subordinated debt securities.

    The aggregate initial offering price of the offered securities will not exceed $500,000,000.

                          DESCRIPTION OF SHARE CAPITAL

    The authorized share capital of the company consists of 200,000,000 common shares, par value U.S.$0.01 per share, and 50,000,000 preference shares, par value U.S.$0.01 per share. As of March 8, 2002, there were 15,765,332 common shares outstanding and 35,687,735 preference shares outstanding.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. Senior debt securities and subordinated debt securities may be issued pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and a trustee qualified under the Trust Indenture Act. The form of such indentures have been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an "indenture" and collectively as the "indentures." Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will set forth the specific terms of any series of debt securities or provide that such terms shall be set forth in, or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

    The statements made below relating to the debt securities and the indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement. The applicable prospectus supplement may also state that any of the terms set forth herein are inapplicable to such series of debt securities.

TERMS

    The debt securities will be our unsecured obligations.

    The senior debt securities will rank equal in right of payment with all our other unsecured and unsubordinated indebtedness.

    The subordinated debt securities will be subordinated in right of payment to the prior payment in full of all our senior indebtedness, which is defined in the section called "--Ranking of Debt Securities" below.

    The specific terms of each series of debt securities will be set forth in the applicable prospectus supplement relating thereto, including the following, as applicable:

    (1) the title of such debt securities and whether such debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the specific subordination provisions applicable thereto;

    (2) the aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

    (3) the price (expressed as a percentage of the principal amount thereof) at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

    (4) if convertible into common shares or preference shares, the terms on which such debt securities are convertible, including the initial conversion price, the conversion period, any events requiring an adjustment of the applicable conversion price and any requirements relating to the reservation of such common shares or preference shares for purposes of conversion;

    (5) the date(s), or the method for determining such date or dates, on which the principal of such debt securities will be payable and, if applicable, the terms on which such maturity may be extended;

    (6) the rate(s) (which may be fixed or floating), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

    (7) the date(s), or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) the place(s) where the principal of and interest, if any, on such debt securities will be payable, where such debt securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon us in respect of such debt securities and the applicable indenture may be served;

    (9) the period(s), if any, within which, the price or prices at which and the other terms and conditions upon which such debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at our option;

   (10) our obligation, if any, to redeem, repay or purchase such debt securities pursuant to any sinking fund (as defined in the applicable indenture) or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligations;

   (11) if other than U.S. dollars, the currency or currencies in which the principal of and interest, if any, on such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (12) whether the amount of payments of principal of or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on the yield on or trading price of other securities, including United States Treasury securities, or on a currency, currencies, currency unit or

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        units, or composite currency or currencies) and the manner in which such amounts shall be determined;

   (13) whether the principal of or interest, if any, on the debt securities of the series are to be payable, at our election or a holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such debt securities are denominated or stated to be payable and the period or periods within which, and the terms and conditions upon which, such election may be made;

   (14) provisions, if any, granting special rights to the holders of debt securities of the series upon the occurrence of such events as may be specified;

   (15) any deletions from, modifications of or additions to the events of default or our covenants with respect to debt securities of the series, whether or not such events of default or covenants are consistent with the events of default or covenants described herein;

   (16) whether debt securities of the series are to be issuable initially in temporary global form and whether any debt securities of the series are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such security in permanent global form may exchange such interests for debt securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the applicable indenture, and, if debt securities of the series are to be issuable as a global security, the identity of the depository for such series;

   (17) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable indenture to the debt securities of the series;

   (18) if exchangeable into another series of debt securities, the terms on which such debt securities are exchangeable; and

   (19) any other terms of the series of debt securities and any additions, deletions or modifications to the applicable indenture.

    If the applicable prospectus supplement provides, the debt securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. In such cases, all material U.S. federal income tax considerations will be described in the applicable prospectus supplement.

    The applicable prospectus supplement will contain information with respect to any deletions from, modifications of or additions to the events of default or covenants described below.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

    We will issue the debt securities of each series only in registered form, without coupons, in denominations of $1,000, or in such other currencies or denominations as may be set forth in the applicable indenture or specified in, or pursuant to, an authorizing resolution and/or supplemental indenture, if any, relating to such series of debt securities.

    The principal of and interest, if any, on any series of debt securities will be payable at the corporate trust office of the trustee, the address of which will be stated in the applicable prospectus supplement. However, at our option, interest payments may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such debt securities.

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    Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series:

    - will be exchangeable for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and tenor upon surrender of such debt securities at the trustee's corporate trust office or at the office of any registrar designated by us for such purpose; and

    - may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the trustee or at the office of any registrar designated by us for such purpose.

    No service charge will be made for any registration of transfer or exchange, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers and exchanges. We may act as registrar and may change any registrar without notice.

CERTAIN COVENANTS

    The applicable prospectus supplement will describe any material covenants in respect of a series of debt securities that are not described in this prospectus.

    Unless otherwise indicated in the applicable prospectus supplement, senior debt securities and the subordinated debt securities will include the provisions described below.

    MERGER, AMALGAMATION, CONSOLIDATION OR SALE OF ASSETS

    We may not (1) consolidate or amalgamate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, (2) permit any person to consolidate with or merge into us or (3) permit any person to convey, transfer, sell or lease that person's properties and assets substantially as an entirety to us unless:

    - in the case of (1) and (2) above, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the debt securities and the performance of our other covenants under the applicable indenture, and

    - in all cases, immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

RANKING OF DEBT SECURITIES

    GENERAL

    We currently conduct substantially all of our operations through our subsidiaries and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions and advances from our subsidiaries will be the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating and regulatory requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

    SENIOR DEBT SECURITIES

    The senior debt securities will be our unsecured unsubordinated obligations and will:

    - rank equal in right of payment with all our other unsecured and unsubordinated indebtedness;

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    - be effectively subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

    - be effectively subordinated to all of our subsidiaries' indebtedness.

    Except as otherwise set forth in the applicable senior indenture or specified in an authorizing resolution and/or supplemental indenture, if any, relating to a series of senior debt securities to be issued, there will be no limitations in any senior indenture on the amount of additional indebtedness which may rank equal with the senior debt securities or on the amount of indebtedness, secured or otherwise, which may be incurred by any of our subsidiaries.

    SUBORDINATED DEBT SECURITIES

    The subordinated debt securities will be our unsecured subordinated obligations. Unless otherwise provided in the applicable prospectus supplement, the payment of principal of, interest on and all other amounts owing in respect of the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of principal of, interest on and all other amounts owing in respect of all of our senior indebtedness. Upon any payment or distribution of our assets of any kind or character, whether in cash, property or securities, to creditors upon any total or partial liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of our assets or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to us or our property, whether voluntary or involuntary, all principal of, interest on and all other amounts due or to become due shall be paid, first, to all senior indebtedness in full in cash, or such payment duly provided for to the satisfaction of the holders of senior indebtedness, before any payment or distribution of any kind or character is made on account of any principal of, interest on or other amounts owing in respect of the subordinated debt securities, or for the acquisition of any of the subordinated debt securities for cash, property or otherwise.

    If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any senior indebtedness, no payment of any kind or character shall be made by or on behalf of us or any other person on our or their behalf with respect to any principal of, interest on or other amounts owing in respect of the subordinated debt securities or to acquire any of the subordinated debt securities for cash, property or otherwise.

    If any other event of default occurs and is continuing with respect to any senior indebtedness, as such event of default is defined in the instrument creating or evidencing such senior indebtedness, permitting the holders of such senior indebtedness then outstanding to accelerate the maturity thereof and if the representative (as defined in the applicable indenture) for the respective issue of senior indebtedness gives written notice of the event of default to the trustee (a "default notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the trustee receives notice from the representative for the respective issue of senior indebtedness terminating the blockage period (as defined below), during the 179 days after the delivery of such default notice (the "blockage period"), neither we nor any other person on its behalf shall:

    (1) make any payment of any kind or character with respect to any principal of, interest on or other amounts owing in respect of the subordinated debt securities; or

    (2) acquire any of the subordinated debt securities for cash, property or otherwise.

    Notwithstanding anything herein to the contrary, in no event will a blockage period extend beyond 179 days from the date the payment on the subordinated debt securities was due and only one such blockage period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any blockage period with respect to the senior

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indebtedness shall be, or be made, the basis for commencement of a second blockage period by the representative of such senior indebtedness whether or not within a period of 360 consecutive days unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such blockage period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

    The subordinated indentures will not restrict the amount of our or our subsidiaries' senior indebtedness or other indebtedness. As a result of the foregoing provisions, in the event of our insolvency, holders of the subordinated debt securities may recover ratably less than our general creditors.

    "senior indebtedness," unless otherwise specified in one or more applicable supplemental indentures or approved pursuant to a board resolution in accordance with the applicable indenture, means, with respect to us,

    (1) the principal (including redemption payments), premium, if any, interest and other payment obligations in respect of (A) our indebtedness for money borrowed and (B) our indebtedness evidenced by securities, debentures, bonds, notes or other similar instruments issued by us, including any such securities issued under any deed, indenture or other instrument to which we are a party (including, for the avoidance of doubt, indentures pursuant to which senior debt securities have been or may be issued);

    (2) all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sale obligations, all of our hedging agreements and agreements of a similar nature thereto and all agreements relating to any such agreements, and all of our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

    (3) all of our obligations for reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

    (4) all obligations of the type referred to in clauses (1) through
        (3) above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise;

    (5) all obligations of the type referred to in clauses (1) through
        (4) above of other persons secured by any lien on any of our property or asset (whether or not such obligation is assumed by us) and

    (6) any deferrals, amendments, renewals, extensions, modifications and refundings of all obligations of the type referred to in clauses
        (1) through (5) above, in each case whether or not contingent and whether outstanding at the date of effectiveness of the applicable indenture or thereafter incurred,

EXCEPT, in each case, for the subordinated debt securities and any such other indebtedness or deferral, amendment, renewal, extension, modification or refunding that contains express terms, or is issued under a deed, indenture or other instrument, which contains express terms, providing that it is subordinate to or ranks equal with the subordinated debt securities.

    Such senior indebtedness shall continue to be senior indebtedness and be entitled to the benefits of the subordination provisions of the applicable indenture irrespective of any amendment, modification or waiver of any term of such senior indebtedness and notwithstanding that no express written subordination agreement may have been entered into between the holders of such senior indebtedness and the trustee or any of the holders.

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DISCHARGE

    Under the terms of the indenture, we will be discharged from any and all obligations in respect of the debt securities of any series and the applicable indenture (except in each case for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) if we deposit with the applicable trustee, in trust, moneys or U.S. government obligations in an amount sufficient to pay all the principal of, and interest on, the debt securities of such series on the dates such payments are due in accordance with the terms of such debt securities.

    In addition, unless the applicable prospectus supplement and supplemental indenture provide otherwise, we may elect either (1) to defease and be discharged from any and all obligations with respect to such debt securities ("defeasance") or (2) to be released from our obligations with respect to such debt securities under certain covenants in the applicable indenture, and any omission to comply with such obligations will not constitute a default or an event of default with respect to such debt securities ("covenant defeasance"):

    (1) by delivering all outstanding debt securities of such series to the trustee for cancellation and paying all sums payable by it under such debt securities and the indenture with respect to such series; or

    (2) after giving notice to the trustee of our intention to defease all of the debt securities of such series, by irrevocably depositing with the trustee or a paying agent

        (a) in the case of any debt securities of any series denominated in U.S. dollars, cash or U.S. government obligations sufficient to pay all principal of and interest on such debt securities; and

        (b) in the case of any debt securities of any series denominated in any currency other than U.S. dollars, an amount of the applicable currency in which the debt securities are denominated sufficient to pay all principal of and interest on such debt securities.

    Such a trust may only be established if, among other things:

    (1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under or any material agreement or instrument to which we are a party or by which we are bound;

    (2) no event of default or event which with notice or lapse of time or both would become an event of default with respect to the debt securities to be defeased will have occurred and be continuing on the date of establishment of such a trust after giving effect to such establishment and, with respect to defeasance only, no bankruptcy proceeding with respect to us will have occurred and be continuing at any time during the period ending on the 91st day after such date; and

    (3) we have delivered to the trustee an opinion of counsel (as specified in the applicable supplemental indenture) to the effect that the holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the applicable supplemental indenture.

                                       12
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    In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any event of default, other than an event of default with respect to any covenant as to which there has been covenant defeasance, the government obligations on deposit with the trustee will be sufficient to pay amounts due on such debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default.

MODIFICATION AND WAIVER

    We, when authorized by a board resolution, and the trustee may modify, amend and/or supplement the applicable indenture and the applicable debt securities with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of all series affected thereby (voting as a single class); PROVIDED, HOWEVER, that such modification, amendment or supplement may not, without the consent of each holder of the debt securities affected thereby:

    (1) change the stated maturity of the principal of or any installment of interest with respect to the debt securities;

    (2) reduce the principal amount of, or the rate of interest on, the debt securities;

    (3) change the currency of payment of principal of or interest on the debt securities;

    (4) change the redemption provisions, if any, of any debt securities in any manner adverse to the holders of such series of debt securities;

    (5) impair the right to institute suit for the enforcement of any payment on or with respect to the debt securities;

    (6) reduce the above-stated percentage of holders of the debt securities of any series necessary to modify or amend the indenture relating to such series;

    (7) modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any covenant or past default;

    (8) in the case of any subordinated indenture, modify the subordination provisions thereof in a manner adverse to the holders of subordinated debt securities of any series then outstanding; or

    (9) in the case of any convertible debt securities, adversely affect the right to convert the debt securities into common shares or preference shares in accordance with the provisions of the applicable indenture.

    Holders of not less than a majority in principal amount of the outstanding debt securities of all series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by us with any provision of the indenture relating to such debt securities (subject to the immediately preceding sentence); PROVIDED, HOWEVER, that:

    (1) without the consent of each holder of debt securities affected thereby, no waiver may be made of a default in the payment of the principal of or interest on any debt security; and

    (2) only the holders of a majority in principal amount of debt securities of a particular series may waive compliance with a provision of the indenture relating to such series or the debt securities of such series having applicability solely to such series.

                                       13
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    We, when authorized by a board resolution, and the trustee may amend or supplement the indentures or waive any provision of such indentures and the debt securities without the consent of any holders of debt securities in some circumstance, including:

    - to cure any ambiguity, omission, defect or inconsistency;

    - to make any change that does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of holders of such debt securities in any material respect.

    - to provide for the assumption of our obligations under the applicable indenture by a successor upon any merger, consolidation or asset transfer permitted under the applicable indenture;

    - to provide any security for or guarantees of such debt securities;

    - to add events of default with respect to such debt securities;

    - to add covenants that would benefit the holders of such debt securities or to surrender any rights or powers we have under the applicable indenture;

    - to make any change necessary for the registration of the debt securities under the Securities Act or to comply with the Trust Indenture Act of 1939, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification of the applicable indenture under the Trust Indenture Act of 1939; PROVIDED, HOWEVER, that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of such debt securities in any material respect;

    - to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

    - to add to or change any of the provisions of the applicable indenture to such extent as shall be necessary to permit or facilitate the issuance of the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

    - to change or eliminate any of the provisions of the applicable indenture, PROVIDED, HOWEVER, that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

    - to establish the form or terms of debt securities of any series as permitted by the applicable indenture; or

    - to evidence and provide for the acceptance of appointment by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the applicable indenture as shall be necessary to provide for or facilitate the administration of the trusts under the applicable indenture by more than one trustee, pursuant to the requirements of the applicable indenture.

EVENTS OF DEFAULT AND NOTICE THEREOF

    The following events are "events of default" with respect to any series of debt securities issued thereunder:

    (1) failure to pay interest on any debt securities of such series within 60 days of when due or principal of any debt securities of such series when due (including any sinking fund installment);

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    (2) failure to perform any other agreement contained in the debt securities of such series or the indenture relating to such series (other than an agreement relating solely to another series of debt securities) for 60 days after notice; and

    (3) certain events of bankruptcy, insolvency or reorganization with respect to us.

    Additional or different events of default, if any, applicable to the series of debt securities in respect of which this prospectus is being delivered will be specified in the applicable prospectus supplement.

    The trustee under such indenture shall, within 90 days after the occurrence of any default (the term "default" to include the events specified above without grace or notice) with respect to any series of debt securities actually known to it, give to the holders of such debt securities notice of such default; PROVIDED, HOWEVER, that, except in the case of a default in the payment of principal of or interest on any of the debt securities of such series or in the payment of a sinking fund installment, the trustee for such series shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such debt securities; and PROVIDED, FURTHER, that in the case of any default of the character specified in clause (2) above with respect to debt securities of such series, no such notice to holders of such debt securities will be given until at least 30 days after the occurrence thereof. We shall certify to the trustee quarterly as to whether any default exists.

    In the case of an event of default, other than an event of default resulting from bankruptcy, insolvency or reorganization, with respect to any series of debt securities shall occur and be continuing, the trustee for such series or the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding, by notice in writing to us (and to the trustee for such series if given by the holders of the debt securities of such series), will be entitled to declare all unpaid principal of and accrued interest on such debt securities then outstanding to be due and payable immediately.

    In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on all debt securities of such series then outstanding shall be due and payable immediately without any declaration or other act on the part of the trustee for such series or the holders of any debt securities of such series.

    Such acceleration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the debt securities of such series) may be waived by the holders of a majority in principal amount of the debt securities of such series then outstanding upon the conditions provided in the applicable indenture.

    No holder of the debt securities of any series issued thereunder may pursue any remedy under such indenture unless the trustee for such series shall have failed to act after, among other things, notice of an event of default and request by holders of at least 25% in principal amount of the debt securities of such series of which the event of default has occurred and the offer to the trustee for such series of indemnity satisfactory to it; PROVIDED, HOWEVER, that such provision does not affect the right to sue for enforcement of any overdue payment on such debt securities.

CONVERSION AND EXCHANGE RIGHTS

    The terms and conditions, if any, upon which the debt securities of any series will be convertible into common shares or preference shares or upon which the senior debt securities of any series will be exchangeable into another series of debt securities will be set forth in the prospectus supplement relating thereto. Such terms will include the conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of such series of debt securities or at our option or automatic, the events

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requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption of such series of debt securities.

THE TRUSTEE

    The trustee for each series of debt securities will be named in the prospectus supplement relating to each issuance of debt securities. Each indenture will contain certain limitations on a right of the trustee, as our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; PROVIDED, HOWEVER, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

    The holders of a majority in principal amount of all outstanding debt securities of a series (or if more than one series is affected thereby, of all series so affected, voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee for such series or all such series so affected.

    In case an event of default shall occur (and shall not be cured) under any indenture relating to a series of debt securities and is actually known to a responsible officer of the trustee for such series, such trustee shall exercise such of the rights and powers vested in it by such indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will not be under any obligation to exercise any of its rights or powers under the applicable indenture at the request of any of the holders of debt securities unless they shall have offered to the trustee security and indemnity satisfactory to it.

GOVERNING LAW

    The indentures and the debt securities will be governed by the laws of the State of New York.

GLOBAL SECURITIES; BOOK-ENTRY SYSTEM

    We may issue the debt securities of any series in whole or in part in the form of one or more global securities to be deposited with, or on behalf of, a depository (the "depository") identified in the prospectus supplement relating to such series. Global securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company ("DTC"), as depository. Global securities will be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any nominee of such depository to a successor depository or any nominee of such successor.

    The specific terms of the depository arrangement with respect to any series of debt securities will be described in the prospectus supplement relating to such series. We expect that unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to depository arrangements.

    Upon the issuance of a global security, the depository for such global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depository ("participants"). Such accounts will be designated by the underwriters, dealers or agents with respect to such debt securities or by us if such debt securities are offered directly

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by us. Ownership of beneficial interests in such global security will be limited to participants or persons that may hold interests through participants.

    We expect that, pursuant to procedures established by DTC, ownership of beneficial interests in any global security with respect to which DTC is the depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants) and records of participants (with respect to beneficial interests of persons who hold through participants). Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

    So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the applicable indenture. Except as described below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable indenture. Beneficial owners of debt securities evidenced by a global security will not be considered the owners or holders thereof under the applicable indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee thereunder. Accordingly, each person owning a beneficial interest in a global security with respect to which DTC is the depository must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the applicable indenture. We understand that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners through such participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

    Payments of principal of, and any interest on, individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to or at the direction of the depository or its nominee, as the case may be, as the registered owner of the global security under the applicable indenture. Under the terms of the applicable indenture, we and the trustee may treat the persons in whose name debt securities, including a global security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities (including principal and interest). We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such participants. Redemption notices with respect to any debt securities represented by a global security will be sent to the depository or its nominee. If less than all of the debt securities of any series are to be redeemed, we expect the depository to determine the amount of the interest of each participant in such debt securities to be

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redeemed to be determined by lot. None of us, the trustee, any paying agent or the registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such debt securities or for maintaining any records with respect thereto.

    Neither we nor the trustee will be liable for any delay by the holders of a global security or the depository in identifying the beneficial owners of debt securities and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global security or the depository for all purposes. The rules applicable to DTC and its participants are on file with the SEC.

    If a depository for any debt securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual debt securities in exchange for the global security representing such debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine not to have any of such debt securities represented by one or more global securities and in such event we will issue individual debt securities in exchange for the global security or securities representing such debt securities. Individual debt securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

    All moneys paid by us to a paying agent or a trustee for the payment of the principal of or interest on any debt security which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment thereof.

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                        DESCRIPTION OF PREFERENCE SHARES

    Our bye-laws allow the board to authorize the issuance of preference shares in one or more series, and may fix the rights and preferences of those shares, including as to dividends, voting (which shall be subject to the limitations described below under "Description of Common Shares--Voting Limitation"), redemption, conversion rights and otherwise.

    Issuances of preference shares are subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems the stock of the company may then be quoted or listed. Depending upon the terms of preference shares established by our board of directors, any or all series of preference shares could have preferences over the common shares with respect to dividends and other distributions and upon liquidation of the company. Issuance of any such shares with voting powers, or issuance of additional shares of common shares, would dilute the voting power of the outstanding common shares.

TERMS

    The terms of each series of preference shares will be described in any prospectus supplement related to such series of preference shares.

    The board of directors in approving the issuance of a series of preference shares has authority to determine, and the applicable prospectus supplement may set forth with respect to such series, the following terms, among others:

    - The number of shares constituting that series and the distinctive designation of that series;

    - The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

    - The voting rights for shares of the series, if any, in addition to the voting rights provided by law, and the terms of such voting rights;

    - The conversion or exchange privileges for shares of the series, if any (including, without limitation, conversion into common shares), and the terms and conditions of such conversion or exchange, including provisions for adjustment of the conversion or exchange rate in such events as the board shall determine;

    - Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

    - Any sinking fund for the redemption or purchase of shares of that series and the terms and amount of such sinking fund;

    - The right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of Arch Capital or any of our subsidiaries, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by us or any of our subsidiaries of, any of our outstanding shares;

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    - The rights of the shares of that series in the event of our voluntary or involuntary liquidation, dissolution or winding up, and the relative rights of priority, if any, of payment of shares of that series; and

    - Any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

    Material U.S. federal income tax considerations pertaining to an investment in our preference shares will be described in the applicable prospectus supplement.

                          DESCRIPTION OF COMMON SHARES

    Holders of the common shares have no preemptive, redemption, conversion or sinking fund rights. Subject to the voting restrictions described below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights. In the event of a liquidation, dissolution, or winding up of the company, the holders of common shares are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preference shares. All outstanding common shares are fully paid and non-assessable. The board is permitted to authorize the issuance of additional common shares.

    Issuances of common shares are subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems the stock of the company may then be quoted or listed.

    American Stock Transfer & Trust Company is the transfer agent and registrar of our common shares.

VOTING LIMITATION

    Our bye-laws contain a provision limiting the voting rights of any U.S. person, as defined in the Internal Revenue Code, who owns (directly, indirectly or constructively under the Code) shares with more than 9.9% of the total voting power of all shares entitled to vote generally at an election of directors to 9.9% of such voting power.

    Material U.S. federal income tax considerations pertaining to an investment in our common shares will be described in the applicable prospectus supplement.

    The description of the common shares contained in the accompanying prospectus supplement is incorporated by reference herein.

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                              PLAN OF DISTRIBUTION

    We may sell the securities in any of three ways: (1) through underwriters or dealers; (2) directly to a limited number of institutional purchasers or to a single purchaser; or (3) through agents. Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended and any discounts or commissions they receive from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

    - the name or names of any underwriters, dealers or agents;

    - the purchase price of such securities and the proceeds to us from such sale;

    - any underwriting discounts and other items constituting underwriters' compensation;

    - the public offering price; and

    - any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

    If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are so purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    The securities may be sold directly by us or through agents designated by us from time to time. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If dealers are utilized in the sale of any securities, we will sell the securities to the dealers, as principals. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

    Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the "remarketing firms," acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, as amended, in connection with the securities remarketed thereby.

    If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set

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forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts.

    Underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

    Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

    Each series of securities will be a new issue and, other than the common shares, which are listed on the Nasdaq National Market, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common shares, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

    The place, time of delivery and other terms of the offered securities will be described in the prospectus supplement.

                                 LEGAL MATTERS

    The validity of the common shares and the preference shares will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters with respect to the debt securities will be passed upon for us by Cahill
Gordon & Reindel, New York, New York.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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